STOCK PURCHASE AGREEMENT

Dated as of April 24, 2013

by and

among

Communications Corporation of America,

the Parties listed in Schedule 1.1 hereto,

Nexstar Broadcasting, Inc.,

Mission Broadcasting, Inc.,

and

SP ComCorp LLC, as Sellers’ Representative

TABLE OF CONTENTS
Page

This Table of Contents is not part of the Agreement to which it is attached but is inserted for convenience only.

ARTICLE 1 PURCHASE AND SALE	Page 2

1.1	Purchase and Sale	2

1.2	Purchase Price	3

1.3	Escrow Deposit	4

1.4	Adjustments to Base Purchase Price	4

1.5	Indemnity Escrow; COBRA Claims	7

1.6	Closing	8

1.7	Governmental Consents	9

ARTICLE 2 REPRESENTATIONS AND WARRANTIES OF THE CCA STOCKHOLDERS	13

2.1	Organization, Authority and Qualification of CCA Stockholder	14

2.2	Ownership of Shares	14

2.3	No Conflict	14

2.4	Claims and Litigation	14

2.5	Governmental Consents and Approvals	15

2.6	No Brokers	15

ARTICLE 3 CCA REPRESENTATIONS AND WARRANTIES	15

3.1	Organization	15

3.2	Authorization	15

3.3	No Conflict	16

3.4	FCC Licenses	16

3.5	Taxes	17

3.6	Tangible Personal Property	18

3.7	Real Property/Leases	18

3.8	Contracts	20

3.9	Environmental	21

3.10	Intangible Property	21

3.11	Employees; Labor Matters	22

3.12	Insurance	24

3.13	Compliance with Law; Permits	24

3.14	Litigation	24

3.15	Financial Statements	25

3.16	Absence of Changes	25

3.17	Assets; Sufficiency	26

3.18	Capital Stock	26

3.19	No Brokers	27

3.20	Capital Leases	27

ARTICLE 4 BUYERS REPRESENTATIONS AND WARRANTIES	27

4.1	Organization	27

4.2	Authorization	27

4.3	No Conflicts	27

4.4	Litigation	28

4.5	Qualification	28

4.6	Financing	28

4.7	Solvency	29

4.8	Projections and Other Information	29

4.9	Investment	30

4.10	Brokers	30

ARTICLE 5 CERTAIN COVENANTS	30

5.1	CCA’s Covenants	30

5.2	Exclusivity; No Assignment of Shares	34

5.3	Director and Officer Indemnification	35

ARTICLE 6 JOINT COVENANTS	36

6.1	Confidentiality	36

6.2	Announcements	37

6.3	Control	37

6.4	Acknowledgement; Termination of Certain Agreements	37

6.5	Consents	38

6.6	Employee Matters	38

6.7	Access to and Retention of Records	39

6.8	Further Action	39

6.9	Notice	39

6.10	Title Insurance; Survey	40

6.11	Environmental Assessments; Phase I Investigations	40

6.12	Cooperation; Financing Assistance	41

6.13	Fulfillment of Conditions	43

6.14	Tax Matters	43

6.15	Transfer Taxes	46

6.16	FIRPTA Certificate	46

6.17	CCA Payoff Letters	46

6.18	Equity Incentive Plan	46

6.19	Capital Expenditures	47

6.20	Certain Benefit Plan Matters	47

6.21	Intellectual Property Registrations	48

ARTICLE 7 CCA STOCKHOLDERS’ CLOSING CONDITIONS	48

7.1	Representations and Covenants	48

7.2	Proceedings	48

7.3	FCC Authorization	49

7.4	Hart-Scott-Rodino	49

7.5	Deliveries	49

7.6	Consents	49

ARTICLE 8 BUYER CLOSING CONDITION	49

8.1	Representations and Covenants	49

8.2	Proceedings	49

8.3	FCC Authorization	50

8.4	Hart-Scott-Rodino	50

8.5	Deliveries	50

8.6	Consents	50

8.7	No Material Adverse Effect	50

8.8	White Knight Sale	50

ARTICLE 9 CLOSING DELIVERIES	50

9.1	CCA Documents	50

9.2	Buyers Documents	51

ARTICLE 10 SURVIVAL; INDEMNIFICATION	52

10.1	Survival	52

10.2	Indemnification	52

10.3	Procedures with Respect to Third Party Claims	54

10.4	No Special Damages, Mitigation	55

10.5	Offset	55

10.6	Treatment of Indemnity Benefits	55

10.7	Environmental Liabilities	55

10.8	Exclusive Remedies	56

10.9	Effect of Investigation	56

ARTICLE 11 TERMINATION AND REMEDIES	57

11.1	Termination	57

11.2	Cure Period	57

11.3	Termination and Survival	58

11.4	Specific Performance	58

11.5	Liquidated Damages	59

11.6	Return of Escrow Deposit	60

ARTICLE 12 SELLERS’ REPRESENTATIVE	60

12.1	Appointment of the Sellers’ Representative	60

12.2	Payment of Purchase Price	62

12.3	Other Powers and Duties of the Sellers’ Representative	63

12.4	Reliance by the Sellers’ Representative	63

12.5	Expenses of the Sellers’ Representative	64

12.6	Indemnification	64

12.7	Accounting	64

12.8	Administration	64

12.9	Resignation	65

12.10	Survival/General	65

ARTICLE 13 MISCELLANEOUS	65

13.1	Expenses	65

13.2	Further Assurances	65

13.3	Assignment	66

13.4	Notices	66

13.5	Amendments	67

13.6	Entire Agreement	67

13.7	Severability	67

13.8	Third Party Beneficiaries	67

13.9	Governing Law; Consent to Jurisdiction; Waiver of Jury Trial	68

13.10	Neutral Construction	68

13.11	Cooperation	68

13.12	Counterparts; Delivery by Facsimile/Email	69

13.13	Interpretation	69

13.14	Certain Definitions	70

13.15	Mutual Non-Recourse	83

Exhibits

Exhibit A	Indemnity Escrow Agreement
Exhibit B	Unwind Agreement

Annexes

Annex A	CCA Entities
Annex B	CCA Stations
Annex C	White Knight Entities
Annex D	WK Stations
Annex E	Pro Rata Portion

Schedules

Schedule 1.1                                CCA Stockholders
Schedule 1.2(d)                                Closing Indebtedness
Schedule 1.7(a)                                Primary FCC Licenses
Schedule 2.2                                Ownership of Shares
Schedule 2.3                                Conflicts – CCA Stockholders
Schedule 2.5                                Governmental Consents and Approvals
Schedule 3.3                                Conflicts – CCA
Schedule 3.4(a)                                FCC Licenses
Schedule 3.4(b)                                Retransmission Consent Agreements; MVPDs
Schedule 3.5(a)                                Tax Matters
Schedule 3.5(b)                                Compliance with Taxes
Schedule 3.5(c)                                Tax Extensions
Schedule 3.6                                Permitted Liens; Tangible Personal Property
Schedule 3.7                                Owned Real Property
Schedule 3.7(a)                                Right to Use Owned Real Property
Schedule 3.7(b)                                Real Property Leases
Schedule 3.7(d)                                Access to Real Property
Schedule 3.8                                Material Contracts
Schedule 3.8(c)                                Material Contracts – Consent
Schedule 3.9                                Environmental Matters
Schedule 3.10(a)                                           Intangible Property
Schedule 3.10(b)                                           IP Infringement
Schedule 3.10(c)                                           Sufficiency of Business Systems
Schedule 3.11(a)                                           Employees
Schedule 3.11(c)                                           Labor Matters
Schedule 3.11(d)                                           Benefit Plans
Schedule 3.11(g)                                           Liabilities and Obligations re Employees
Schedule 3.12                                Insurance
Schedule 3.13                                Compliance with Law; Permits
Schedule 3.14                                Litigation
Schedule 3.15                                Financial Statements
Schedule 3.15(b)                                           Liabilities
Schedule 3.16                                Absence of Changes
Schedule 3.17                                Sufficiency of Assets
Schedule 3.18(a)                                           Capital Stock of CCA
Schedule 3.18(b)                                           Capital Stock of White Knight
Schedule 3.18(c)                                           Subsidiaries
Schedule 3.18(d)                                           Liabilities for Indebtedness
Schedule 3.19                                Brokers
Schedule 3.20                                Capital Leases
Schedule 4.3                                Conflicting Interests
Schedule 4.10                                Buyers’ Brokers
Schedule 5.1                                CCA’s Covenants
Schedule 5.3                                Certain Agreements
Schedule 6.4                                Affiliated Agreements
Schedule 6.5                                Required Consents
Schedule 6.6(a)                                Nexstar Severance Policy
Schedule 6.19                                Capital Expenditures

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of April 24, 2013, by and among Communications Corporation of America, a Delaware corporation (“CCA”), the parties listed in Schedule 1.1 hereto (each, a “CCA Stockholder” and, collectively, the “CCA Stockholders”), Nexstar Broadcasting, Inc., a Delaware corporation (“Nexstar”), and Mission Broadcasting, Inc., a Delaware corporation (“WK Buyer” and, together with Nexstar, each, a “Buyer” and, collectively, “Buyers”), and SP ComCorp LLC, a Delaware limited liability company, as Sellers’ Representative (the “Sellers’ Representative”).  For the purposes of this Agreement, Buyers, CCA, the CCA Stockholders and Sellers’ Representative each may be referred to individually as a “Party” and together as the “Parties”.

Recitals

A. CCA is the sole shareholder of ComCorp Broadcasting, Inc. (“CCA Holdco”), which in turn is the direct or indirect holder of all equity interests in the entities (other than CCA and CCA Holdco) listed on Annex A hereto (collectively, with CCA Holdco and CCA, the “CCA Entities” and each, a “CCA Entity”).

B. The CCA Entities are the owner of the assets used in the operation of the television broadcast stations identified on Annex B hereto (each, a “CCA Station” and, collectively, the “CCA Stations”) and operate such CCA Stations pursuant to certain authorizations issued by the Federal Communications Commission (the “FCC”).

C. The CCA Stockholders own all of the issued and outstanding shares of capital stock of CCA (the “CCA Shares”), and each CCA Stockholder owns the number of such shares of capital stock set forth opposite such CCA Stockholder’s name on Schedule 1.1.

D. White Knight Holdings, Inc., a Delaware corporation (“White Knight”), is the direct or indirect holder of all equity interests in the entities (other than White Knight) listed on Annex C hereto (collectively, with White Knight, the “White Knight Entities” and each, a “White Knight Entity”).  The White Knight Entities and the CCA Entities are referred to herein, collectively, as the “Companies” and, each, as a “Company.”

E. The White Knight Entities are the owners of the assets (other than the FCC Licenses) used in the operation of the television broadcast stations identified on Annex D hereto (each, a “WK Station” and, collectively, the “WK Stations”) and operate such Stations pursuant to certain authorizations issued by the FCC.  The CCA Stations and the WK Stations are referred to herein, each, as a “Station” and, collectively, as the “Stations.”

F. CCA and White Knight are engaged in the business and operation of their respective Stations (collectively, the “Business”).

G. Malara Enterprises, LLC, a Louisiana limited liability company (“WK Seller”), owns 1,000 shares of common stock, par value $0.01 per share, of White Knight, constituting all of the issued and outstanding shares of capital stock of White Knight (the “WK Shares”).

H. CCA and WK Buyer have entered into that certain Option Exercise Agreement dated as of ______ __, 2013, by and among CCA, WK Buyer, WK Seller and White Knight (the “Option Exercise Agreement”) related to the exercise of the options granted to CCA pursuant to: (i) that certain Put and Call Option Agreement, dated as of October 4, 2007, by and among CCA, White Knight, White Knight Broadcasting of Longview, Inc., and Warwick Communications, Inc.; (ii) that certain Put and Call Option Agreement, dated as of October 4, 2007, by and among CCA, White Knight, Knight Broadcasting of Baton Rouge, Inc., and Knight Broadcasting of Baton Rouge License Corp.; and (iii) that certain Put and Call Option Agreement, dated as of October 4, 2007, by and among CCA, White Knight, White Knight Broadcasting of Shreveport, Inc., and White Knight Broadcasting of  Shreveport License Corp ((i), (ii) and (iii), collectively, the “Options”).

I. Pursuant to the Option Exercise Agreement, CCA has exercised the Options and, subject to the satisfaction or waiver of the conditions to the Closing hereunder, will direct the WK Seller to deliver the WK Shares to WK Buyer at the Closing (as hereinafter defined).

J. Pursuant to the terms of the Option Exercise Agreement, the WK Seller has agreed to take all actions reasonably necessary or required by CCA to facilitate the transfer of the WK Shares to the WK Buyer.

K. Pursuant to the terms, and subject to the conditions, set forth in this Agreement, the CCA Stockholders desire to sell to Buyers, and CCA desires to cause the WK Seller to assign and transfer to Buyers, and Buyers desire to acquire from the CCA Stockholders and the WK Seller, the CCA Shares and the WK Shares, respectively (collectively, the “Transactions”).

Agreement

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

PURCHASE AND SALE

1.1 Purchase and Sale

.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, each CCA Stockholder hereby agrees to sell, transfer, convey, assign and deliver to Nexstar, and Nexstar hereby agrees to purchase, acquire and accept from each CCA Stockholder, the number of CCA Shares set forth opposite such CCA Stockholder’s name on Schedule 1.1 attached hereto, free and clear of all Liens (other than restrictions on transfer generally arising under any applicable federal or state securities laws), which CCA Shares constitute all of the CCA Shares owned by such CCA Stockholder, for the consideration described in Section 1.2 below.

(b) Upon the terms and subject to the conditions of this Agreement, at the Closing, CCA shall cause the WK Seller to sell, transfer, convey, assign and deliver to WK Buyer, and WK Buyer shall acquire and accept from WK Seller, all of the WK Shares, free and clear of all Liens (other than restrictions on transfer generally arising under any applicable federal or state securities laws), which CCA Shares constitute all of the issued and outstanding shares of capital stock of White Knight.

1.2 Purchase Price

.

(a) As consideration for the sale of the CCA Shares to Nexstar and the delivery of the WK Shares to WK Buyer, Buyers shall pay to Sellers’ Representative, for the benefit of the CCA Stockholders, an aggregate amount in cash equal to the Purchase Price and shall pay to the WK Seller the WK Exercise Price.  For purposes of this Agreement, the term “Purchase Price” means an amount equal to (A) Two Hundred Seventy Million and No/100ths Dollars ($270,000,000.00) (“Base Purchase Price”); (B) (i) plus the amount, if any, by which the Net Working Capital Amount is greater than the Net Working Capital Target or (ii) minus the amount, if any, by which the Net Working Capital Amount is less than the Net Working Capital Target (C) minus the amount of Closing Indebtedness; (D) minus the amount of Company Transaction Expenses; and (E) minus the amount of the Project Adjustment (if any) to the extent not otherwise reflected in the Net Working Capital Amount.  The Purchase Price shall be estimated and subject to post-closing adjustment as set forth in Section 1.4.  For purposes of this Agreement, the term “WK Exercise Price” means an amount equal to Three Hundred Thousand and No/100ths Dollars ($300,000.00).

(b) The Initial Purchase Price shall be paid at Closing as follows:

(i) Twenty-Seven Million and No/100ths Dollars ($27,000,000.00) (the “Indemnification Escrow Amount”) shall be delivered by Buyers to the Escrow Agent by wire transfer of immediately available funds in accordance with written instructions delivered by the Escrow Agent to the Sellers’ Representative and Buyers at least two (2) Business Days prior to Closing;

(ii) The balance of the Initial Purchase Price shall be paid by Buyers to the Sellers’ Representative, for the benefit of CCA Stockholders, by wire transfer of immediately available funds in accordance with written instructions delivered by the Sellers’ Representative to the Buyers at least two (2) Business Days prior to Closing (which funds, subject to compliance with Section 1.3 and the Escrow Agreement, shall include delivery of the Escrow Deposit and all Earnings thereon to the Sellers’ Representative in accordance with Section 1.3).  The Sellers’ Representative shall pay to each CCA Stockholder such CCA Stockholder’s Pro Rata Portion of such balance, less any deductions permitted in accordance with Article 12, without interest, within one (1) Business Day after Closing, by wire transfer of immediately available funds in accordance with written instructions delivered by such CCA Stockholder to the Sellers’ Representative at least three (3) Business Days prior to Closing.

(c) At Closing, the WK Buyer shall pay the WK Exercise Price to the WK Seller by wire transfer of immediately available funds in accordance with written instructions delivered by the Sellers’ Representative to the WK Buyer at least two (2) Business Days prior to Closing.

(d) At the Closing, Buyers shall pay, or cause to be paid, on behalf of the Companies, all amounts necessary to discharge and fully repay the then outstanding balance of the Indebtedness set forth on Schedule 1.2(d), by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness in the CCA Payoff Letters or other relevant pay-off documentation.

(e) At the Closing, Buyers shall pay, or cause to be paid, on behalf of the Companies, all Company Transaction Expenses set forth in the Estimated Closing Statement.

(f) At any time prior to delivery of the Estimated Closing Statement pursuant to Section 1.4(a), the CCA Entities (i) may distribute or dividend their cash and cash equivalents to their respective stockholders or holders of equity interests, and CCA may make a distribution or dividend of its cash and cash equivalents to the CCA Stockholders by wire transfer of immediately available funds to the Sellers’ Representative for the benefit of the CCA Stockholders; or (ii) may repay any Indebtedness of the Companies.

1.3 Escrow Deposit

.  Upon execution and delivery of this Agreement and pursuant to the terms and conditions of an Escrow Agreement (the “Escrow Agreement”) among Buyers, the Sellers’ Representative and Wells Fargo Bank, N.A. (the “Escrow Agent”), Buyers are depositing in escrow with the Escrow Agent cash in immediately available funds in an amount equal to $27,000,000 (the “Escrow Deposit”) to be held by the Escrow Agent in an escrow fund (the “Escrow Deposit Fund”) pursuant to the terms of this Agreement and the Escrow Agreement.  Prior to the Closing, the Escrow Deposit Fund and any Earnings shall be released to CCA in accordance with Section 11.5 hereof or to Buyers in accordance with Section 11.6 hereof, if applicable. At the Closing, the Escrow Deposit Fund and any Earnings shall be paid to the Sellers’ Representative for the benefit of the CCA Stockholders and applied toward the payment of the Initial Purchase Price pursuant to Section 1.2(b)(ii), and Buyers and Sellers’ Representative shall jointly instruct the Escrow Agent to such effect.  The parties agree that any Taxes related to the Earnings shall be paid by Buyers.

1.4 Adjustments to Base Purchase Price

.

(a) No later than the fifth (5th) Business Day prior to the anticipated Closing Date, Sellers’ Representative shall deliver to Nexstar a statement (the “Estimated Closing Statement”) setting forth in reasonable detail (i) the Sellers’ Representative’s good faith estimates of Net Working Capital, Closing Indebtedness, Project Adjustment and Company Transaction Expenses and (ii) a calculation of the Purchase Price based on such estimates.  The Estimated Closing Statement shall be prepared in accordance with Section 1.4(j).  Prior to the Closing, Nexstar shall be permitted reasonable access to review the Companies’ and Sellers’ Representative’s work papers related to the preparation of the Estimated Closing Statement, and Sellers’ Representative and the Companies shall each provide Nexstar and its representatives such information and detail as they may reasonably request and reasonable access to their respective books, records, personnel, accountants and representatives used in connection with the preparation of the Estimated Closing Statement; provided, that any access provided to Nexstar pursuant to this Section 1.4(a) shall be (x) during regular business hours, (y) with no less than one (1) Business Day’s prior written notice to Nexstar and (z) in a manner which will not unreasonably interfere with the operation of the Business.  Nexstar and Seller’s Representative shall negotiate in good faith any modifications to the Estimated Closing Statement proposed by Nexstar after its review of the Estimated Closing Statement.  The Estimated Closing Statement and the estimate of the Purchase Price contained therein (the “Initial Purchase Price”), with such changes as Nexstar and Sellers’ Representative shall agree in writing, but otherwise as prepared by Sellers’ Representative, shall be final and binding on the parties for purposes of the payment to be made at Closing pursuant to Section 1.2.

(b) Within sixty (60) calendar days after the Closing Date, Nexstar shall prepare and deliver to Sellers’ Representative, a statement (the “Closing Statement”) setting forth Nexstar’s good faith determination of (i) the actual amounts of Net Working Capital, Closing Indebtedness, Project Adjustment and Company Transaction Expenses and (ii) a calculation of the Purchase Price based on such amounts.  The Closing Statement shall be prepared in accordance with Section 1.4(i).  The Closing Statement and the determination of calculations set forth therein shall become final and binding upon the Parties on the thirtieth (30th) calendar day after the date upon which such Closing Statement is received by Sellers’ Representative (such 30-day period, the “Objection Period”), unless Sellers’ Representative delivers to Nexstar written notice that it disputes any aspect of the Closing Statement (“Objection Notice”) prior to the end of such Objection Period.  The Objection Notice shall specify in reasonable detail the nature of any dispute so asserted, and any amount contained in the Closing Statement that is not specifically disputed in the Object Notice shall be final and binding on the parties as set forth in the Closing Statement.  If an Objection Notice is delivered to Nexstar prior to the end of the Objection Period, then the Closing Statement and the determination of calculations set forth therein (as revised in accordance with clause (i) or (ii) below) shall become final and binding upon the Parties on the earlier to occur of (i) the date Nexstar and Sellers’ Representative resolve in writing any differences they have with respect to the matters specified in the Objection Notice or (ii) the date any disputed matters are finally resolved by the Accounting Firm as provided below.  The Purchase Price as set forth in the version of the Closing Statement that becomes final and binding on the Parties in accordance with this Section 1.4(b) is referred to herein as the “Final Purchase Price”.

(c) From the Closing until such time as all matters set forth in the Objection Notice have been fully and finally resolved in accordance herewith, Nexstar shall (i) maintain and provide to Sellers’ Representative and its advisors and representatives reasonable access to all documents and other information utilized by Nexstar and its representatives and advisors in connection with Nexstar’s preparation of the Closing Statement, including (without limitation) all financial statements, work papers, schedules, accounts, analysis, and books and records relating to the Closing Statement as was utilized by Nexstar in connection with preparation of the Closing Statement; (ii) provide Sellers’ Representative and its representatives and advisors reasonable access to such employees, auditors and advisors and representatives who participated in the preparation or review of, or otherwise have relevant knowledge concerning, the Closing Statement; and (iii) reasonably cooperate with Sellers’ Representative in providing the information and personnel reasonably required by Sellers’ Representative to resolve the matters set forth in the Objection Notice; provided, that any access provided to Sellers’ Representative pursuant to this Section 1.4(c) shall be (x) during regular business hours, (y) with no less than two (2) Business Days prior written notice to Nexstar and (z) in a manner which will not unreasonably interfere with the operation of the Business.  From the Closing until such time as all matters set forth in the Objection Notice have been fully and finally resolved, Sellers’ Representative shall (a) provide Nexstar and its advisors and representatives reasonable access to such employees, auditors and advisors who participated in the preparation or review of, or otherwise have relevant knowledge concerning, the Objection Notice; and (b) reasonably cooperate with Nexstar in providing the information and personnel reasonably required by Nexstar to resolve the matters set forth in the Objection Notice.

(d) In the event that Sellers’ Representative provides an Objection Notice to Nexstar prior to the end of the Objection Period, then Sellers’ Representative and Nexstar shall, within twenty (20) calendar days following Sellers’ Representative’s delivery of such Objection Notice (such 20-day period, the “Dispute Resolution Period”), in good faith seek to resolve the items disputed in the Objection Notice.

(e) If, during the Dispute Resolution Period, Sellers’ Representative and Nexstar resolve their differences in writing as to any disputed amount, such resolution shall be deemed final and binding with respect to such amount for the purpose of determining that component of the Final Purchase Price.  In the event that Sellers’ Representative and Nexstar do not resolve all of the items disputed in the Objection Notice prior to the end of the Dispute Resolution Period, all such unresolved disputes shall be submitted by Nexstar or the Sellers’ Representative to the Accounting Firm for resolution, and each of Nexstar and Sellers’ Representative shall promptly sign an engagement letter with the Accounting Firm in a form customary for an engagement of this type.  The Accounting Firm shall determine only those items in dispute, and for each such item shall determine a value within the range of values submitted therefor by Nexstar and the Sellers’ Representative in the Closing Statement and the Objection Notice, respectively.  The Accounting Firm shall deliver to Nexstar and the Sellers’ Representative a written determination (such determination to include a work sheet setting forth all material calculations used in arriving at such determination and to be based solely on information provided to the Accounting Firm by Nexstar and the Sellers’ Representative) of the disputed amounts within thirty (30) calendar days of submission to the Accounting Firm of such disputed amounts (such 30-day period, the “Adjudication Period”), which determination shall be final and binding.  In the event that either Nexstar or the Sellers’ Representative fails to submit its statement regarding any items remaining in dispute within the time determined by the Accounting Firm, then the Accounting Firm shall render a decision based solely on the information timely submitted to the Accounting Firm by Nexstar and the Sellers’ Representative. Notwithstanding the foregoing, if either Party prevents the other Party from obtaining access to any information that such Party has reasonably requested pursuant to this Section 1.4, or if a Party otherwise fails to provide such information on a timely basis after receiving a reasonably specific request for access from the other Party, the Accounting Firm shall have the authority, in its sole discretion to (i) extend the Adjudication Period for such amount of time as the Accounting Firm deems equitable; (ii) direct that the withholding Party promptly provide the other Party with such access as the Accounting Firm deems equitable; and/or (iii) render a decision adverse to the withholding Party in respect of any issue or amount that the Accounting Firm deems equitable given the information that has been withheld.

(f) In the event that the Final Purchase Price is less than the Initial Purchase Price, the CCA Stockholders shall pay to Nexstar an amount equal to such difference in the manner provided in Section 1.4(g).  In the event that the Final Purchase Price is greater than the Initial Purchase Price, Nexstar shall pay to the Sellers’ Representative, for the benefit of CCA Stockholders, an amount equal to such difference in the manner provided in Section 1.4(g).

(g) All payments to be made pursuant to Section 1.4(g) hereof shall be made on the second (2nd) Business Day following the date on which the Closing Statement becomes final and binding on the parties in accordance with Section 1.4(b).  Any amounts to be paid by the CCA Stockholders pursuant to Section 1.4(f) shall be paid from the Indemnity Escrow, and Nexstar and Sellers’ Representative shall jointly instruct the Indemnity Escrow Agent to such effect. The Sellers’ Representative shall pay to each CCA Stockholder such CCA Stockholder’s Pro Rata Portion of any amounts paid to it on behalf of the CCA Stockholders pursuant to Section 1.4(f), less any deductions permitted in accordance with Article 12, without interest, within three (3) Business Days of receipt thereof by the Sellers’ Representative.  All payments made pursuant to this Section 1.4(g) shall be made via wire transfer of immediately available funds to such account or accounts as shall be designated in writing by the recipient, without interest.

(h) All fees and expenses relating to the work, if any, to be performed by the Accounting Firm shall be allocated between Nexstar, on the one hand, and the CCA Stockholders, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Accounting Firm that is unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total amount of the disputed items so submitted.  Nexstar, on the one hand, and the CCA Stockholders, on the other hand, shall each pay one-half of any indemnification payments due to the Accounting Firm pursuant to the terms of the Accounting Firm’s engagement hereunder.

(i) The Estimated Closing Statement and the Closing Statement and the determinations and calculations contained therein (including the calculation of Net Working Capital) will be prepared and calculated on a consolidated basis for the Companies in accordance with GAAP and, to the extent consistent with GAAP, using the same accounting principles, practices, procedures, policies and methods used and applied by the Companies in the preparation of its audited Financial Statements, except that such statements, calculations and determinations: (i) will not include any purchase accounting or other adjustment arising out of the consummation of the transactions contemplated by this Agreement, (ii) will be based on facts and circumstances as they exist prior to the Closing and will exclude the effect of any act, decision or event occurring on or after the Closing, and (iii) will follow the defined terms contained in this Agreement whether or not such terms are consistent with GAAP.

(j) For Tax purposes, the Final Purchase Price shall reflect all adjustments to the Initial Purchase Price resulting from the Closing Statement, any agreement of the parties as to Final Purchase Price or the Accounting Firm’s written determination, as applicable.

1.5 Indemnity Escrow; COBRA Claims

.  At the Closing, the Indemnification Escrow Amount shall be deposited in escrow with the Escrow Agent pursuant to Section 1.2(b)(i) and the terms of that certain escrow agreement in the form of Exhibit A attached hereto (the “Indemnity Escrow Agreement”).  At Closing, Nexstar and Sellers’ Representative shall execute and deliver the Indemnity Escrow Agreement and use commercially reasonable efforts to cause the Escrow Agent to execute and deliver the Escrow Agreement.  The Escrow Amount plus Earnings thereon (the “Indemnity Escrow”) will be available to satisfy any amounts owed by the CCA Stockholders to Buyers or the Buyer Indemnified Parties pursuant to Section 1.4, Section 6.14(e) or Section 10.2(b) in accordance with the terms of this Agreement and the Indemnity Escrow Agreement.  On the six (6) month anniversary of the Closing Date, a portion of the Unclaimed Escrow Amount shall be released such that the Unclaimed Escrow Amount is equal to one-half the Indemnification Escrow Amount; provided, that if the Unclaimed Escrow Amount is less than one-half the Indemnification Escrow Amount on the six (6) month anniversary of the Closing Date, there shall be no early release of the Unclaimed Escrow Amount.  The remaining Unclaimed Escrow Amount shall be released in full on the one (1) year anniversary of the Closing Date.  Any amount remaining as Indemnity Escrow shall thereafter be released in accordance with the Escrow Agreement. The Sellers’ Representative shall pay to each CCA Stockholder such CCA Stockholder’s Pro Rata Portion of any portion of the Indemnity Escrow to be released to the CCA Stockholders, less any deductions permitted in accordance with Article 12, without interest, within three (3) Business Days of release, by wire transfer of immediately available funds in accordance with written instructions delivered by such CCA Stockholder, at Closing.  If a former employee listed on Schedule 1.5, or his or her spouse or dependent (such employees, spouses and beneficiaries hereinafter the “COBRA Beneficiaries”), continues to receive continuous COBRA coverage from the Companies as of the first (1st) anniversary of the Closing Date, then as of such date, Nexstar shall be deemed to have an automatic claim against the Unclaimed Escrow Amount for an amount in cash equal to the product of the number of COBRA Beneficiaries on such date, multiplied by $75,000 (such product, the “COBRA Fund”) (and to the extent the amount of any such product exceeds the Unclaimed Escrow Amount, the Sellers’ Representative shall promptly pay to Nexstar an amount in cash equal to the amount of such excess by wire transfer of immediately available funds to the account of Nexstar notified to the Sellers’ Representative in writing no later than two (2) Business Days prior to such first (1st) anniversary).  The COBRA Fund shall be used by Nexstar as a source for payment of any Damages incurred by Nexstar or its Affiliates arising directly or indirectly from any claim made by a COBRA Beneficiary pursuant to the coverage such COBRA Beneficiary is receiving from the Companies or their Affiliates under COBRA for health care claims incurred by such COBRA Beneficiaries during the period from the first (1st) anniversary of the Closing Date through the second (2nd) anniversary of the Closing Date up to $75,000 for each individual COBRA Beneficiary (such Damages, “COBRA Claims”).  No later than five (5) Business Days after the second (2nd) anniversary of the Closing Date, Nexstar shall pay to the Sellers’ Representative, for the benefit of the CCA Stockholders, by wire transfer of immediately available funds to the account of the Sellers’ Representative notified to Nexstar in writing no later than two (2) Business Days prior to such fifth (5th) Business Day an amount, if positive, in cash equal to (x) the COBRA Fund, less (y) the aggregate amount of all Damages incurred by Nexstar arising directly or indirectly from such COBRA Claims, reduced by any stop-loss insurance coverage  payments and employee insurance premiums actually  received or receivable by Nexstar with respect to such claims.  Any amounts paid to the Sellers’ Representative under this Section 1.5 shall be treated as adjustments to the Purchase Price for Tax purposes and such agreed treatment shall govern for purposes of this Agreement.

1.6 Closing

.

(a) Subject to any prior termination of this Agreement pursuant to Section 11.1, the consummation of the sale and purchase of the CCA Shares and the transfer and assignment of the WK Shares (the “Closing”) shall take place at the offices of Dow Lohnes PLLC, 1200 New Hampshire Avenue, NW, Washington, DC, 20036, at 10:00 a.m. local time on the fifth (5th) Business Day after the later of (i) the date upon which the FCC Consent shall have been granted and shall have become a Final Order, and (ii) the date upon which the HSR Clearance occurs, in each case subject to the satisfaction or waiver of all of the other conditions to Closing set forth herein, or on such other date or at such other location as is mutually agreeable to Nexstar and Sellers’ Representative; provided, however, that Buyers in their sole discretion and upon at least ten (10) days prior written notice to CCA may waive the requirement that the FCC Consent become a Final Order, in which event, (A) the date described in clause (i) above will be the date upon which public notice of the grant of the FCC Consent is made by the FCC (or, if later, the fifth (5th) Business Day after such notice to CCA), and (B) the parties will execute and deliver the Unwind Agreement at Closing.

(b) The date on which the Closing occurs is referred to herein as the “Closing Date” and, in respect of each Station, 12:01 a.m. local time for such Station on the Closing Date is referred to herein as the “Effective Time”.

1.7 Governmental Consents

.

(a) Within seven (7) Business Days after the date of this Agreement, (1) Nexstar and CCA shall file one or more applications with the FCC (the “CCA FCC Application”) requesting FCC consent to the transfer of control of the CCA FCC Licensees to Nexstar, and (2) CCA shall cause White Knight to, and WK Buyer shall, file one or more applications with the FCC (the “WK FCC Application” and, together with the CCA FCC Application, the Divestiture Application (defined below) and the Nexstar/Mission Application (defined below), the “FCC Applications”) requesting FCC consent to the transfer of control of the FCC Licensees held by the WK Entities to WK Buyer.  FCC consent to the FCC Applications with respect to those FCC Licenses set forth on Schedule 1.7(a) (the “Primary FCC Licenses”) without any material adverse conditions, other than those of general applicability, is referred to herein as the “FCC Consent.”  Until such time as the FCC Consent shall have become a Final Order, Nexstar, WK Buyer, White Knight and CCA, as applicable, shall diligently prosecute the FCC Applications and otherwise use their commercially reasonable efforts to obtain the FCC Consent as soon as possible; provided, however, except as provided in the following sentence or in Section 1.7(d), neither Buyers nor any Company shall be required to pay consideration to any third party to obtain FCC Consent.  Buyers, on the one hand, and CCA, on the other hand, shall each pay one-half of all FCC filing fees relating to the transactions contemplated hereby, and Buyers shall pay all FCC filing fees relating to the Divestiture Application and Nexstar/Mission Application, irrespective of whether the transactions contemplated by this Agreement are consummated.

(b) Until such time as the FCC Consent shall have become a Final Order, Buyers, White Knight and CCA, as applicable, each shall oppose any petitions to deny or other objections filed with respect to the FCC Applications to the extent such petition or objection relates to such Party.  None of Buyers, White Knight, or CCA shall take any intentional action that would, or intentionally fail to take such action the failure of which to take would, reasonably be expected to have the effect of materially delaying the receipt of the FCC Consent.

(c) If the Closing shall not have occurred for any reason within the original effective period of the FCC Consent, and neither Party shall have terminated this Agreement under Section 11.1, Buyers, White Knight and CCA, as applicable, shall collectively request one or more extensions of the effective period of the FCC Consent.  No extension of the FCC Consent shall limit the right of any Party to exercise its rights under Section 11.1.

(d) The FCC Licenses of the Stations expire on the dates corresponding thereto as set forth in Schedule 3.4(a).  If, at any point prior to Closing, an application for the renewal of any Primary FCC License (a “Renewal Application”) must be filed pursuant to the Communications Laws, CCA shall timely execute, file and prosecute (to the extent such Renewal Application relates to a CCA Station) and shall cause White Knight to timely execute, file and prosecute (to the extent such Renewal Application relates to a WK Station) with the FCC such Renewal Application in accordance with Section 5.1(b) hereof.  If an FCC Application is granted by the FCC subject to a renewal condition, then, without limitation of Section 1.7(a), the term “FCC Consent” shall be deemed to also include CCA’s or White Knight’s, as the case may be, satisfaction of such renewal condition.  To avoid disruption or delay in the processing of the FCC Applications, Buyers agree, as a part of the FCC Applications, to request, that the FCC apply its policy permitting the transfer of control of FCC Licenses in transactions involving multiple stations to proceed, notwithstanding the pendency of one or more Renewal Applications.  Buyers agree to make such representations and undertakings as are necessary or appropriate to invoke such policy, including undertakings to assume, as between the Parties and the FCC, the position of the applicant before the FCC with respect to any pending Renewal Application and to assume the corresponding regulatory risks relating to any such Renewal Application.  In addition, to the extent such agreements are available from the FCC to facilitate grant of the FCC Applications or any other approval of the FCC required for the consummation of the transactions contemplated by this Agreement, and exclusive of any agreements that CCA enters into pursuant to Section 5.1, CCA shall cause the appropriate CCA Entity promptly to enter into tolling agreements with the FCC to facilitate grant of the FCC Applications or any Renewal Application, to extend the statute of limitations for the FCC to determine or impose a Fine against a Station in connection with (i) any pending complaints that such Station aired programming that contained obscene, indecent or profane material, or (ii) any other enforcement matters against a Station with respect to which the FCC may permit CCA to enter into a tolling agreement, and CCA shall comply with such agreements.  In addition, to the extent such agreements are available from the FCC to facilitate grant of the FCC Applications or any other approval of the FCC required for the consummation of the transactions contemplated by this Agreement, and exclusive of any agreements that CCA or White Knight enters into pursuant to Section 5.1, CCA shall promptly cause WK Seller to cause the appropriate WK Entity to enter into tolling agreements with the FCC to facilitate grant of the FCC Applications or any Renewal Application, to extend the statute of limitations for the FCC to determine or impose a fine against a Station in connection with (i) any pending complaints that such Station aired programming that contained obscene, indecent or profane material, or (ii) any other enforcement matters against a Station with respect to which the FCC may permit a WK Entity to enter into a tolling agreement, and CCA shall cause WK Seller to cause any such WK Entity to comply with such agreements.  Buyers and CCA shall consult in good faith with each other prior to entry into any such tolling agreement by a CCA Entity or a WK Entity under this Section 1.7(d).  All obligations and liabilities of CCA and WK Seller pursuant to any such tolling agreements shall be subject to the indemnification obligations of the CCA Stockholders pursuant to Section 10.2(b)(ii)(B).  For the purposes hereof, “Communications Laws” shall mean the Communications Act of 1934, as amended, and the rules, regulations and written policies of the FCC promulgated pursuant thereto).

(e) Within ten (10) Business Days after the date of this Agreement, Buyers and CCA and, to the extent so required, White Knight shall make any required filings with the Federal Trade Commission (the “FTC”) and the United States Department of Justice (the “DOJ”) pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the transactions contemplated hereby (including a request for early termination of the waiting period thereunder), and shall thereafter promptly respond to all requests received from such agencies for additional information or documentation.  Expiration or termination of any applicable waiting period under the HSR Act is referred to herein as the “HSR Clearance.”  Any filing fees payable under the HSR Act relating to the transactions contemplated hereby shall be borne one-half by Buyers, on the one hand, and one-half by CCA, on the other hand.

(f) In connection with their obligations pursuant to this Section 1.7 with respect to pursuing the FCC Consent (until such time as such FCC Consent shall have become a Final Order), and the HSR Clearance, Buyers, on the one hand, and CCA, on the other hand, shall, and CCA shall cause White Knight to, (i) keep each other informed in all material respects and on a reasonably timely basis of any material communication received by such Party (or in the case of CCA, by White Knight) from, or given by such Party to, any governmental agency and of any material communication received or given in connection with any Action by a private party, in each case with respect to this Agreement, the Business or the transactions contemplated hereby, (ii) notify each other of all documents filed with or received from any governmental agency with respect to this Agreement, the Business or the transactions contemplated hereby, (iii) furnish each other with such information and assistance as the other may reasonably request in connection with their preparation of any governmental filing hereunder and (iv) cooperate in all respects with each other in connection with any filing or submission with a governmental agency in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before any governmental agency relating to this Agreement, the Business or the transactions contemplated hereby, including any Action initiated by a private party.  Subject to Applicable Law relating to the exchange of information, each of Buyers, on the one hand, and CCA, on the other hand, shall have the right to review in advance, and to the extent practicable each will consult with the other on, all information relating to the other Party or Parties, as the case may be, and their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party and/or any governmental agency with respect to this Agreement, the Business or the transactions contemplated hereby.  The FCC Consent and HSR Clearance are referred to herein collectively as the “Governmental Consents.”

(g) Notwithstanding anything to the contrary contained herein (other than the first sentence of Section 1.7(b) or as expressly provided in this Section 1.7(g) or in Section 1.7(h) and Section 1.7(i)): (i) neither Buyers nor any Affiliate of Buyers shall have any obligation to defend against, contest or resist any Action by a Governmental Entity or other Person which questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, or if an injunction or other order is issued in any such Action to seek to have lifted or otherwise challenge such injunction or other order; and (ii) neither Buyers nor any of their Affiliates shall be required under this Section 1.7 (and CCA shall not, and shall not permit White Knight to, agree to any of the following (without the prior written consent of Nexstar)):  (A) to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of, hold separate or encumber before or after the Closing any assets, licenses, operations, rights, product lines, businesses or interest therein of Buyers, any of their Affiliates (including, for the avoidance of doubt, the CCA Shares or the WK Shares); (B) to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by Buyers or any of their Affiliates of any of their respective assets, licenses, operations, rights, product lines, businesses or interest therein (including, for the avoidance of doubt, the CCA Shares or the WK Shares); (C) to consent to any agreement to take any of the foregoing actions; or (D) to agree to any changes to or restriction on, or other impairment of Buyers’ ability to own or operate, any such assets, licenses, product lines, businesses or interests therein or Buyers’ ability to transfer or otherwise exercise full ownership rights with respect to the CCA Shares or the WK Shares; provided, however, and for the avoidance of doubt, that Buyers and CCA shall cooperate in good faith to respond promptly to any request by the FTC or the DOJ, as the case may be.  As used herein, “Governmental Entity” means any (i) federal, state, municipal or other government, (ii) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (iii) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal.

(h) In addition to, and not in limitation of, any other provision of this Agreement, since Nexstar and/or WK Buyer are not qualified under Applicable Law to acquire attributable interests in the CCA Station or WK Station serving the Evansville and Shreveport markets (the “Overlap Markets”), then (i) not later than the seventh (7th) Business Day following execution of this Agreement (x) Nexstar shall enter into an agreement with a third party that is qualified under Applicable Law to acquire an attributable interest in WEVV-TV to cause the applicable CCA Entity(ies) to transfer the FCC Licenses for WEVV-TV and all related license assets used or useful in the operation of WEVV-TV to such third party contemporaneously with the Closing and (y) WK Buyer shall enter into an agreement with a third party that is qualified under Applicable Law to acquire an attributable interest in KSHV-TV to cause the applicable WK Entity(ies) to transfer the FCC Licenses for KSHV-TV and all related license assets used or useful in the operation of KSHV-TV from the applicable WK Entity to such third party contemporaneously with the Closing (the assets described in this clause (i) being the “Overlap Station Assets;” each third party described in this clause (i) being a “Third Party Buyer;” and each transfer described in this clause (i) being a “Third Party Transaction”) and (ii) Nexstar or WK Buyer, as applicable, shall cause such Third Party Buyer to consummate each Third Party Transaction concurrently with the Closing; provided that, if the applicable Buyer and a Third Party Buyer are unable to consummate a Third Party Transaction concurrently with the Closing, then such Buyer will agree to, and at the Closing will, cause the Overlap Stations Assets to be placed in a divestiture trust contemporaneously with the Closing in order to facilitate the grant of the FCC Consent.  Nexstar and WK Buyer will use commercially reasonable efforts to cause the actions described in this Section 1.7(h) to not unnecessarily delay or otherwise impair the receipt of the FCC Consent or the consummation of the transactions hereunder.  Notwithstanding anything to the contrary contained in this Agreement, neither the failure to enter into or consummate a Third Party Transaction contemplated by this Section 1.7 nor the terms of any such Third Party Transaction shall relieve Buyer of its obligation to consummate the transactions contemplated by this Agreement or pay the entire Purchase Price at the Closing.  Notwithstanding anything to the contrary contained in this Agreement, until such time as the FCC Consent shall have become a Final Order and the HSR Clearance shall have been obtained, Nexstar and WK Buyer shall take all actions required, and comply with all conditions imposed on them, in order to obtain the FCC Consent and HSR Clearance with respect to the Overlap Markets and the Overlap Station Assets (including, but not limited to, any requirement that Nexstar consummate, and cause any Third Party Buyer to consummate, one or more Third Party Transactions at the Closing, or utilize an FCC divestiture trust or trusts or other similar structures or transactions in connection with the consummation of the Transactions at the Closing to the extent related to such Overlap Station Assets or the Overlap Markets).  Nexstar shall be responsible for the payment of all Taxes and other costs and expenses, including filing fees for any applicable application with the FCC (the “Divestiture Application”) and under the HSR Act, incurred in connection with or as a result of the asset purchase agreement and any divestiture trust or other similar structure or transaction or Third Party Transaction.  If the Closing occurs when the FCC Consent is not a Final Order, Nexstar shall cause any Third Party Buyer(s) of the Overlap Station Assets to enter into an unwind agreement relating to the transactions contemplated by this Section 1.7(h) in a form that is reasonably acceptable to the Sellers’ Representative.

(i) In addition to, and not in limitation of, any other provision of this Agreement, Nexstar shall promptly enter into a purchase agreement with WK Buyer pursuant to which WK Buyer shall have the right to acquire the FCC Licenses for KMSS-TV and KPEJ-TV and all related license assets used or useful in the operation of KMSS-TV and KPEJ-TV (the “Nexstar/Mission APA”), and Buyers shall cause the consummation of the transactions contemplated by the Nexstar/Mission APA to occur simultaneously with the Closing.  Until such time as the FCC Consent shall have become a Final Order, Nexstar and WK Buyer will use commercially reasonable efforts to cause the actions described in this Section 1.7(i) to not unnecessarily delay or otherwise impair the receipt of the FCC Consent, or the consummation of the transactions hereunder.  Notwithstanding anything to the contrary contained herein, no transaction contemplated by this Section 1.7(i) shall relieve Buyer of its obligation to pay the entire Purchase Price at the Closing.  Nexstar shall be responsible for the payment of all Taxes and other costs and expenses, including filing fees for any applicable application with the FCC (the “Nexstar/Mission Application”) and under the HSR Act, incurred in connection with or as a result of the Nexstar/Mission APA or any other related asset purchase agreement and the consummation of the transactions related to KMSS-TV and KPEJ-TV.  If the Closing occurs when the FCC Consent is not a Final Order, WK Buyer shall enter into an unwind agreement relating to the transactions contemplated by this Section 1.7(i) in a form that is reasonably acceptable to the Sellers’ Representative.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE CCA STOCKHOLDERS

Each CCA Stockholder, severally and not jointly, with respect to itself only, hereby represents and warrants to Buyers as follows:

2.1 Organization, Authority and Qualification of CCA Stockholder

.  Such CCA Stockholder is duly organized, validly existing and in good standing under the Applicable Law of the jurisdiction of its incorporation or formation.  Such CCA Stockholder has all power and necessary authority to enter into this Agreement and all of the other agreements and instruments to be entered into by such CCA Stockholder pursuant hereto (collectively, with respect to all CCA Stockholders, the “CCA Stockholder Ancillary Agreements”), to carry out its obligations hereunder and thereunder and to consummate the Transactions.  This Agreement has been, and the other Transaction Documents when executed by such CCA Stockholder will be, duly executed and delivered by such CCA Stockholder, and (assuming due authorization, execution and delivery by Buyers) constitutes and will constitute the legal, valid and binding obligation of such CCA Stockholder, enforceable against such CCA Stockholder in accordance with their terms, except with respect to the Enforceability Exceptions.

2.2 Ownership of Shares

.  Such CCA Stockholder is the sole owner, beneficially and of record, of the CCA Shares set forth opposite its name on Schedule 1.1 attached hereto, free and clear of all Liens, other than restrictions on resale under state and federal securities laws or granted as Stock Options to purchase CCA Shares under the 2007 Option Plan. Except as set forth in the Stockholders’ Agreement and 2007 Option Plan and related Stock Options and as set forth in Schedule 2.2 (all of which listed options will be terminated on or prior to Closing), such CCA Stockholder has not granted or created any options or warrants for such CCA Shares, or issued any securities convertible into, or exercisable for, such CCA Shares, and such CCA Stockholder is not party to any voting trust, proxy or other Contract relating to the voting of any CCA Shares.

2.3 No Conflict

.  Except as may result from any facts or circumstances relating solely to Buyers or any other CCA Stockholder, the execution, delivery and performance by such CCA Stockholder of this Agreement and the other Transaction Documents to which such CCA Stockholder is a party do not and will not (a) violate or conflict with the trust documents or other governing documents of such CCA Stockholder, if applicable, (b) subject to the receipt of the FCC Consent and the HSR Clearance, conflict with or violate any Applicable Law or Governmental Order applicable to such CCA Stockholder, or (c) except as set forth in Schedule 2.3, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any note, bond, mortgage, indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or binding arrangement to which such CCA Stockholder is a party or by which its assets are bound, except in the case of clauses (b) and (c), as would not (i) prevent or materially delay the consummation of the Transactions or (ii) have, or reasonably be expected to have, a Material Adverse Effect.

2.4 Claims and Litigation

.  As of the date hereof, there is no (a) outstanding injunction, judgment, order, decree or ruling or (b) action, suit or proceeding, in, or before, any Governmental Entity pending or, to the knowledge of such CCA Stockholder, threatened against such CCA Stockholder, that, in either case (a) or (b), would (i) prevent or materially delay the consummation of the Transactions or (ii) have, or reasonably be expected to have, a Material Adverse Effect.

2.5 Governmental Consents and Approvals

.  The execution, delivery and performance by such CCA Stockholder of this Agreement and the other Transaction Documents to which such CCA Stockholder is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Entity, except (a) as described in Schedule 2.5, (b) where failure to obtain such consent, approval, authorization, or to make such filing or notification, would not (i) prevent or materially delay the consummation of the Transactions, or (ii) have, or reasonably be expected to have, a Material Adverse Effect or (c) as may be necessary as a result of any facts or circumstances relating to Buyers or any of their Affiliates or any other CCA Stockholder, including, but not limited to, any filings required pursuant to the HSR Act.

2.6 No Brokers

.  Except for services of Houlihan Lokey to CCA, for which the applicable fee shall be paid by the CCA at or prior to the Closing, no broker, investment banker, financial advisor or other third party has been employed or retained by any CCA Stockholder in connection with the transactions contemplated by this Agreement or is or may be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any CCA Stockholder or any Company.

ARTICLE 3

CCA REPRESENTATIONS AND WARRANTIES

CCA hereby makes the following representations and warranties to Buyers:

3.1 Organization

.  Each CCA Entity, WK Seller and White Knight Entity is duly organized, validly existing and in good standing under the Applicable Law of the jurisdiction of its organization, and is qualified to do business in each jurisdiction in which the nature of its business or the ownership of its properties require such qualification.  CCA has the requisite corporate power and authority to execute, deliver and perform this Agreement, the Option Exercise Agreement and all of the other agreements and instruments to be entered into by CCA pursuant hereto (collectively, the “CCA Ancillary Agreements”) and to consummate the transactions contemplated hereby and thereby.  WK Seller has the requisite limited liability company power and authority to execute, deliver and perform the Option Exercise Agreement and all of the CCA Ancillary Agreements to which it is a party.

3.2 Authorization

.  The execution, delivery and performance of this Agreement and the CCA Ancillary Agreements to which CCA is a party and the consummation by CCA of the transactions contemplated hereby and thereby have been duly authorized and approved by all necessary corporate action of CCA and its respective directors and officers and do not require any further authorization or consent of CCA or directors or officers.  The execution, delivery and performance by WK Seller and each White Knight Entity of the Option Exercise Agreement and the CCA Ancillary Agreements to which such WK Seller or White Knight Entity is a party have been duly authorized and approved by all necessary corporate or limited liability company action of WK Seller or such White Knight Entity and its respective directors, members, managers and officers and do not require any further authorization or consent of WK Seller or such White Knight Entity or their respective directors, members, managers or officers.  This Agreement and the Option Exercise Agreement are, and each CCA Ancillary Agreement when executed and delivered by CCA (or by WK Seller or any White Knight Entity, with respect to any CCA Ancillary Agreement to which it is a party) and the other parties thereto will be, a legal, valid and binding agreement of CCA, WK Seller and such White Knight Entity, as applicable, enforceable against them in accordance with their terms, except with respect to the Enforceability Exceptions.  For purposes hereof, the “Enforceability Exceptions” are limitations on the enforceability of any Contract as a result of bankruptcy, moratorium, insolvency, reorganization or other similar laws affecting or limiting the enforcement of creditors’ rights generally and general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3 No Conflict

.  Except as set forth on Schedule 3.3 and except for the Governmental Consents and consents to the transfer of the CCA Shares and WK Shares under Contracts indicated as requiring consent on Schedule 3.8(c), the execution, delivery and performance by CCA, WK Seller and the White Knight Entities (as applicable) of this Agreement, the Option Exercise Agreement and the CCA Ancillary Agreements to which they are parties and the consummation by CCA, WK Seller and the White Knight Entities (as applicable) of any of the transactions contemplated hereby or thereby does not and will not in any material respect conflict with, violate, result in a breach of the terms and conditions of, or, with or without notice or the passage of time or both, result in any material breach, event of default or the creation of any Lien under, any Real Property Lease, any Material Contract, any Organizational Documents of CCA, any other CCA Entity, WK Seller or any White Knight Entity, or any Applicable Law to which CCA, any other CCA Entity, WK Seller or any White Knight Entity is subject, or require the consent or approval of, or a filing by CCA, any other CCA Entity or a White Knight Entity with, any governmental or regulatory authority.

3.4 FCC Licenses

.

(a) Except as set forth on Schedule 3.4(a), the FCC Licensees are holders of the FCC Licenses described on Schedule 3.4(a), which include all of the licenses, permits, authorizations and registrations of the FCC required for or otherwise material to the present operation of the Business and the ownership of the CCA Shares and the WK Shares.  The FCC Licenses are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired.  There is not pending, or, to CCA’s Knowledge, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any of the FCC Licenses (other than proceedings to amend FCC rules of general applicability).  There is not issued or outstanding, by or before the FCC, any order to show cause, notice of violation, notice of apparent liability, or order of forfeiture against the Business, CCA, any other CCA Entity or any White Knight Entity with respect to the Business that could result in any such action or that would reasonably be expected to have a Material Adverse Effect.  Except as set forth in Schedule 3.4(a), the FCC Licenses have been issued for the full terms customarily issued by the FCC for each class of Station, and the FCC Licenses are not subject to any condition except for those conditions appearing on the face of the FCC Licenses and conditions generally applicable to each class of Station.  The Stations are operating in compliance in all material respects with the terms of the FCC Licenses and the Communications Laws.  To CCA’s Knowledge, there are no facts or circumstances that might reasonably be expected to (a) result in the FCC’s refusal to grant the FCC Consent or otherwise disqualify CCA, any other CCA Entity or any White Knight Entity, (b) materially delay obtaining the FCC Consent or (c) cause the FCC to impose a material condition or conditions on its granting the FCC Consent.  “Knowledge” with respect to CCA, shall mean the actual knowledge of (i) the president and chief financial officer of CCA and the individuals holding similar positions with respect to the White Knight Entities, (ii) the general manager and chief engineer (or person holding a similar position, but not including any contract employee or consultant) of each Station and (iii) the individuals set forth on Schedule 3.4(a).

(b) Schedule 3.4(b) contains, as of the date hereof, (i) a list of all retransmission consent agreements with multi-channel video programming distributors, including cable systems, telephone companies, and DBS systems (together, “MVPDs”) with respect to each Station, and (ii) a list of the MVPDs that, to CCA’s Knowledge, carry any Station outside such Station’s Nielsen Designated Market Area (“DMA”).  Except as set forth on Schedule 3.4(b), the CCA Entities and the White Knight Entities have entered into retransmission consent agreements with respect to each MVPD with more than 5,000 subscribers in any of the Stations’ DMAs.  Since January 1, 2013, except as set forth on Schedule 3.4(b), (x) no headend with more than 5,000 subscribers covered by an MVPD in any of the Stations’ DMAs has provided written notice to CCA or a White Knight Entity of any material signal quality issue or has failed to respond to a request for carriage or, to CCA’s Knowledge, sought any form of relief from carriage of a Station from the FCC and (y) neither any CCA Entity nor any White Knight Entity has received any written notice from any MVPD with more than 5,000 subscribers in any of the Station’s DMAs of such MVPD’s intention to delete a Station from carriage or to change a Station’s channel position.

3.5 Taxes

.

(a) Except as set forth on Schedule 3.5(a), all income Tax Returns and all material other Tax Returns of the Companies have been filed on a timely basis, and all such Tax Returns are complete and correct in all material respects.  All Taxes owed by the Companies have been timely paid (whether or not shown on any Tax Return), except to the extent such Taxes are being contested upon audit by appropriate proceedings and which are disclosed on Schedule 3.5(a) and for which an adequate reserve has been booked.  There are no Liens against the stock or assets of the Companies in respect of any Taxes, other than with respect to Taxes not yet due and payable.

(b)   Except as set forth on Schedule 3.5(b), there are no material audits, examinations, suits, proceedings or investigations currently pending or threatened in writing by any Governmental Entity with respect to any Taxes relating to the Companies.

(c) Except as set forth on Schedule 3.5(c), none of the Companies has waived any statute of limitations in respect of any material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency which extension is currently in effect.

(d) There is no Tax sharing agreement or similar arrangement in effect with respect to or involving any of the Companies (excluding this Agreement and any agreement among the Companies).

(e) None of the Companies is a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(f) Each of the Companies has complied in all material respects with respect to (i) the withholding of amounts required to have been withheld and paid in connection with any amounts paid or owing to any of its creditors, equity holders, employees, agents, contractors and customers, and remitting such amounts to the proper agencies; and (ii) filing all federal, state, local and foreign returns and reports with respect to gross or net income Tax withholding, social security, unemployment Taxes and premiums.

(g) No Claim has ever been made in writing by any taxing authority in any jurisdiction in which the Companies do not file Tax Returns that any of the Companies is or may be subject to taxation by that jurisdiction.

(h) There is no agreement, or requirement, to make any adjustment under Section 481(a) on the Code by reason of a change in accounting method or otherwise for any taxable period of any of the Companies (or portion thereof) ending after the Closing Date.

(i) None of the Companies has ever been a member of an affiliated group filing a consolidated federal income Tax Return (other than the affiliate group of which it currently is a member).  None of the Companies has any material liability for the Taxes of any Person (other than any other Company) (i) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), (ii) as a transferee or successor, (iii) by contract (other than any contract entered into in the ordinary course of the Companies’ business), or (iv) otherwise.

(j) None of the Companies has distributed to its stockholders or security holders stock or securities of a controlled corporation, nor has stock or securities of any of the Companies been distributed, in a transaction to which Section 355 of the Code applies in the two years prior to the date of this Agreement.

3.6 Tangible Personal Property

. Schedule 3.6 contains a list of material items of Tangible Personal Property owned by the Companies with respect to each Station.  Except as set forth on Schedule 3.6, immediately prior to the Closing, the Companies, taken together, will have good and valid title to the Tangible Personal Property, free and clear of all Liens, other than Permitted Liens.  Except as set forth on Schedule 3.6, each material item of Tangible Personal Property is in good operating condition, ordinary wear and tear excepted.

3.7 Real Property/Leases

.

(a) Schedule 3.7 lists the address of all Owned Real Property.  Immediately prior to the Closing, the Companies, taken together, will have good and marketable fee simple title to the Owned Real Property free and clear of all Liens, other than Permitted Liens.  Neither any Company nor any of their respective Affiliates is obligated under, nor is a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any of the Owned Real Property or any portion thereof or interest therein.  Except as set forth on Schedule 3.7(a), no Company has leased or otherwise granted to any Person the right to use or occupy any of the Owned Real Property or any portion of the income or profits from the sale, operation or development thereof.

(b) Neither any CCA Entity nor any White Knight Entity, nor to CCA’s Knowledge, any other party to any Real Property Lease has violated any provision of, or committed or failed to perform any act which, with notice, lapse of time or both, would constitute a material default under the provisions of any of the Real Property Leases.  Schedule 3.7(b) includes a list of all leases for Real Property to which any Company is a party (“Real Property Leases”).  CCA has delivered to Buyer a true and complete copy of each such Real Property Lease document, and in the case of any oral Real Property Lease, a written summary of the material terms of such Real Property Lease.  Except as set forth on Schedule 3.7(b), CCA or the White Knight Entities have a good and valid leasehold interest in the Real Property subject to the Real Property Leases (the “Leased Real Property”).  Except as set forth on Schedule 3.7(b), (i) neither any CCA Entity nor any White Knight Entity has subleased, licensed or otherwise granted any Person the right to use or occupy any leased real property which is the subject of any Real Property Lease, and (ii) a Company’s possession and quiet enjoyment of the Leased Real Property under such Real Property Lease has not been disturbed, and to CCA’s Knowledge, there are no disputes with respect to such Lease.  Except as set forth on Schedule 3.7(b), the other party to such Real Property Lease is not an Affiliate of, and otherwise does not have any economic interest in, any CCA Entity or any White Knight Entity. Neither any CCA Entity nor any White Knight Entity has collaterally assigned or granted any other security interest in any Real Property Lease.  The Owned Real Property and Leased Real Property constitute all real property used or held for use primarily in the conduct of the Business.

(c) There is not pending nor, to CCA’s Knowledge, threatened any (i) zoning application or proceeding; (ii) condemnation, eminent domain or taking proceeding; or (iii) other proceeding relating to any Owned Real Property or material portion thereof or interest therein or, to CCA’s Knowledge, any Leased Real Property.  No Company has received written (or, to CCA’s Knowledge, other) notice of default or violations in connection with any material permits required for the occupancy and operation of the Real Property.

(d) Except as set forth on Schedule 3.7(d), there is legal and practical access to the material Real Property and the material Real Property is served by all utilities and services necessary for the proper and lawful conduct and operation of the Business as currently conducted at such Real Property.

(e) The Improvements are in good condition and repair in all material respects for the uses for which they are currently employed (normal wear and tear excepted), and adequate to operate such facilities as currently used, and the towers, antennae, fixtures and Improvements on the Real Property are suitable for the current operation of the Business.  To CCA’s Knowledge, there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the Business.  For the purposes hereof, “Improvements” shall mean all material buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof located on any Owned Real Property, and all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof located on any real property leased, subleased or licensed under any Real Property Lease which are owned by the Companies, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of such Real Property Lease.

3.8 Contracts

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(a) Schedule 3.8 sets forth a true and complete list, as of the date hereof, of all contracts, agreements, licenses and leases to which the Companies are party (including licenses of Intellectual Property, other than licenses of off-the-shelf software with a replacement value or aggregate annual license and maintenance fees of less than $15,000), all contracts for the sale of advertising time, programming and film contracts, syndication contracts, national sales representation contracts, employment contracts, retransmission contracts and network affiliation contracts, collective bargaining agreements, Real Property Leases, and income-producing leases and agreements) (collectively, the “Contracts”), other than (a) contracts for the sale of time on the Stations which are for cash consistent with prior practices for the periods in question and with not more than twelve (12) months remaining in their terms as of the date hereof or (b) contracts which (i) were entered into in the ordinary course of business and which are terminable by Nexstar or the WK Buyer after the Closing on thirty (30) days’ notice or less without penalty or premium, (ii) are not reasonably expected to impose monetary obligations on any of the CCA Entities or the White Knight Entities in excess of $50,000 per annum and which impose no material restrictions on the operation of the Business (including on the use of any material Intangible Property), (iii) any oral or written contracts for personal services entered into in the ordinary course of business which are terminable by the Companies after the Closing, on thirty (30) days’ notice or less without penalty or premium, and (iv) any oral or written contracts for personal services providing for annual non-discretionary compensation not in excess of $75,000 per calendar year.  The Contracts required to be listed on Schedule 3.8 are hereinafter referred to as the “Material Contracts.”

(b) Each of the Material Contracts is in full force and effect and is binding upon the applicable Company party thereto, and, to CCA’s Knowledge, the other parties thereto (subject to the Enforceability Exceptions). CCA and the White Knight Entities have performed their respective obligations under each of the Material Contracts in all material respects and are not in material default thereunder, and to CCA’s Knowledge, no other party to any of the Material Contracts is in default thereunder in any material respect.

(c) Unless listed on Schedule 3.8(c), the transactions contemplated hereby are permissible without the consent, approval or waiver of any other Person under each of the Material Contracts and the transactions contemplated hereby will give no party thereto the right to terminate such Material Contracts.

(d) None of the Material Contracts provide for delayed or deferred payments, other than increases or delays in payments as set forth in such Material Contracts, and no payments to any Company have been accelerated, other than in accordance with the terms set forth in such Material Contracts, in each case, in a manner that would give rise to any liability that would not be treated as a current liability under GAAP.

3.9 Environmental

.  Except as set forth on Schedule 3.9, and except as would not reasonably be expected to result in any Company incurring material liability under any applicable Environmental Law (as defined below), (a)  each Company is and has been in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying in all material respects with all permits, licenses or other authorizations required by Environmental Law for the operation of the Business, (b) no claims are pending or, to CCA’s Knowledge, threatened against any Company alleging a violation of or liability under Environmental Laws, (c) there are no conditions resulting from the operations of the Business or existing at or resulting from the Companies’ assets or any Real Property that would result in any Company incurring liability under Environmental Laws, (d) the operations of the Business do not exceed the permissible levels of exposure to RF radiation specified in the Communications Laws or under Environmental Laws and (e) CCA has made available to Buyer copies of all material environmental assessments, audits, investigations or other similar environmental reports relating to the Business or the Companies that are in the possession, custody or control of any Company.  For purposes of this Agreement, the following terms have the following meanings: (i) “Environmental Law” shall mean any and all federal, state or local laws (including common law), statutes, rules, regulations, codes, policies, ordinances, orders, injunctions and directives in effect on or prior to the Effective Date: (a) related to releases or threatened releases of, or exposure to, any Hazardous Materials; (b) governing the use, treatment, storage, disposal, transport or handling of Hazardous Materials; (c) related to pollution or the protection of the environment or (d) related to human or worker health and safety (with respect to management of or exposure to hazardous substances).  Such Environmental Laws include, without limitation, the following federal laws and all rules and regulations promulgated thereunder: the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, the Emergency Planning & Community Right-to-Know Act, the Clean Air Act, the Clean Water Act, the Safe Drinking Water Act, the Occupational Health and Safety Act, as it relates to management of or exposure to hazardous substances, and the Toxic Substances Control Act; and (ii) “Hazardous Materials” shall mean all materials, substances or wastes classified, characterized, designated or regulated as “hazardous,” “toxic,” “pollutant” or “contaminant,” or words of similar meaning under any Environmental Law or otherwise subject to imposition of liability or standards of conduct under any Environmental Law.

3.10 Intangible Property

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(a) Schedule 3.10(a) contains a complete and accurate list of the following which are owned, used or held for use by the Companies: (i) Intangible Property (including Internet domain names) that is registered or patented, or the subject of an application for registration or patent, and (ii) trade or corporate names, material unregistered trademarks, and material unregistered service marks.  The Intangible Property required to be described on Schedule 3.10(a) is subsisting valid, enforceable (subject to the Enforceability Exceptions) and in full force and effect.

(b) Except as set forth on Schedule 3.10(b), (i) the operation of the Business does not infringe, misappropriate or otherwise conflict with any third Person’s Intellectual Property, (ii)  none of the Intangible Property owned by the Companies is being infringed, misappropriated or otherwise conflicted with by any third party, (iii) no Intangible Property owned by the Companies is the subject of any pending or, to CCA’s Knowledge, threatened Action claiming infringement, misappropriation, violation of, or other conflict with, any third party’s Intellectual Property by any Company or the Business, and (iv) in the past six (6) years, neither any CCA Entity nor any of the White Knight Entities has received any written (or, to CCA’s Knowledge, other) Claim or notice asserting that the operation of the Business infringes, misappropriates, violates or otherwise conflicts with the Intellectual Property of any other Person or challenging the ownership, use, validity or enforceability of any material Intangible Property, and, to CCA’s Knowledge, there is no reasonable basis for any of the foregoing.  CCA and the White Knight Entities (as applicable) are the owners of or have the valid and enforceable right to use all of the Intangible Property necessary for or used in the operation of the Business as currently conducted, free and clear of all Liens, other than Permitted Liens. The Companies take reasonable measures to maintain the Intangible Property owned by the Companies, and the Intangible Property owned by the Companies is not subject to any outstanding consent, settlement, decree order, injunction, judgment or ruling restricting the use or ownership thereof.

(c) Except as set forth on Schedule 3.10(c), the computer systems, including the software, firmware, hardware, networks, interfaces, platforms and related systems currently owned or licensed by CCA and the White Knight Entities in the operation of the Business (collectively, “Business Systems”) are sufficient for the immediate and reasonably anticipated future needs of the Business.

3.11 Employees; Labor Matters

.

(a) Schedule 3.11(a) sets forth a complete and correct list, dated as of a date no earlier than five (5) days prior to the date of this Agreement, of all employees of the Companies (“Employees”), including each Employee’s name, employing entity, date of hire, current rate of base compensation, employment status (i.e., active, disabled, or on authorized leave), department, title, and whether full-time or part-time. Schedule 3.11(a) also sets forth a complete and correct list, dated as of a date no earlier than five (5) days prior to the date of this Agreement, of all individuals engaged to provide personal services to the Companies other than as common law employees (“Independent Contractors”).

(b) None of the Companies are a party to any collective bargaining agreement or other contract with any labor organization relating to the Employees.  To CCA’s Knowledge, no union represents or claims to represent or is attempting (or within the past three (3) years has attempted) to organize any employees of the Companies.

(c) Except as set forth in Schedule 3.11(c), (i) in the past three (3) years none of the Companies have been charged with any unfair labor practice before the National Labor Relations Board, any state labor relations board or any court or tribunal, and to the CCA’s Knowledge, none are threatened; (ii) in the past three (3) years there have not been any labor strikes, concerted work slowdowns or stoppages, lockouts, or other material labor disputes relating to a group of employees involving any of the Companies, and  to the CCA’s Knowledge, none are threatened; and (iii) the Companies have complied in all material respects with all applicable labor and employment laws in connection with the employment of their respective employees, including Applicable Law relating to employment practices, workers’ compensation, worker safety, wages and hours, employee classification, discrimination, collective bargaining and the Worker Adjustment and Retraining Notification Act (“WARN”); except in each case of items (i), (ii) and (iii) above, that are not likely to result in any material liability to the Companies.

(d) Schedule 3.11(d) sets forth a complete and correct list of each employee benefit plan (as defined in Section 3(3) of ERISA) and each other deferred compensation, equity or equity-based, bonus, incentive compensation, stock purchase, stock option, change in control, retention, severance, group insurance, supplemental unemployment benefits, paid-time off, sick leave, vacation leave, commission arrangement, material fringe benefit, and each other material benefit or compensation plan, program, arrangement, contract, agreement, or policy that is maintained, sponsored, or contributed to or required to be contributed to by any of the Companies, or with respect to which any of the Companies has any Liability (the “Benefit Plans”).  Except as set forth on Schedule 3.1(d), each of the Benefit Plans has been and is maintained, funded, operated and administered in all material respects in compliance with its terms and Applicable Law, including the Code and ERISA.

(e) True and complete copies of each material Benefit Plan and the following documents (to the extent applicable) have been provided or made available to the Buyers: (i) plan documents and all amendments thereto for each Benefit Plan, (ii) the three (3) most recently filed Form 5500 annual reports (with applicable attachments), (iii) the most recent Internal Revenue Service determination or opinion letter, (iv) the most recent summary plan description, (v) all related trust agreements, insurance contracts and other funding arrangements, and (vi) all material correspondence in the preceding 12 months regarding the Benefit Plans with any Governmental Entity.

(f) No Benefit Plan (i) is subject to Section 412 of the Code or Title IV of ERISA, including a multiemployer pension plan within the meaning of Section 4001(a)(3) of ERISA, (ii) except as set forth on Schedule 3.11(f), is a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code, (iii) except as set forth on Schedule 3.11(f), is a “multiple employer welfare arrangement” as such term is defined in Section 3(40) of ERISA, or (iv) provides group health or life benefits following termination of employment or service, other than pursuant to Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or by a comparable state law (“COBRA”) and for which the beneficiary pays the entire cost of coverage.  Each of the Companies is in compliance in all material respects with the requirements of COBRA.  Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a current favorable determination letter from the Internal Revenue Service, and except to the extent described on Schedule 3.11(f), no event has occurred that could reasonably be expected to adversely affect the qualification of such Benefit Plan.  Except as set forth on Attachment 1(ii) of the Disclosure Schedules, each individual listed on Attachment 1(ii) may only elect individual COBRA coverage.  No individual listed on Attachment 1(ii) (and no dependents thereof who may elect COBRA) is listed on or covered by the “special risk limitations” described in Section 9 of that certain Stop Loss Insurance Policy for Medical with Prescription Drug Benefit and Dental issued by Companion Life Insurance Company in favor of Communications Corporation of America, Inc., effective November 1, 2012 (Contract No. VIS5065).

(g) Except as would not be likely to result in any material liability to the Companies, none of the Companies has any current or contingent Liability or obligation under or with respect to a plan that is or was subject to Section 412 of the Code or Title IV of ERISA, multiemployer pension plan, multiple employer plan or multiple employer welfare benefit plan. All contributions, distributions and premium payments that are due with respect to each Benefit Plan have been timely made or accrued.  No current or former employee, officer, or director of any of the Companies, or, to CCA’s Knowledge, any other Person has engaged in any prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty (as determined under ERISA) with respect to any Benefit Plan.  There are no investigations, actions, suits, audits, proceedings or other litigation pending or, to the Knowledge of CCA, threatened with respect to any Benefit Plan, other than  claims for benefits thereunder in the ordinary course.  Except as set forth in Schedule 3.11(g), neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby (alone or in combination with any other event) (A) will result in a payment or benefit becoming due to any person under any Benefit Plan or otherwise that will be characterized as an “excess parachute payment” within the meaning of Section 280G(B)(1) of the Code that is subject to the imposition of an excise tax under Section 4999 of the Code or (B) will give rise to any material liability under any Benefit Plan, or accelerate the time of funding, payment or vesting or increase the amount of compensation or benefits due to any employee, director, or other individual service provider of the Companies (whether current, former or retired) or their beneficiaries.   Except as set forth on Schedule 3.11(g) or would not be likely to result in any material liability to the Companies, none of the Companies has any current or contingent Liability or obligation by reason of at any time being treated as a single employer under Section 414 of the Code with any other Person.  Any Benefit Plan subject to Section 409A of the Code and guidance thereunder has been documented and operated in compliance with Section 409A and the official guidance promulgated thereunder except as would not be likely to result in any material liability to the Companies.

3.12 Insurance

.  Schedule 3.12 contains a true and complete list of all insurance policies currently in effect as of the date hereof that insure the business, operations or employees of the Companies or affect or relate to the ownership, use or operation of any of the Assets.

3.13 Compliance with Law; Permits

.  Except for Permitted Liens and except as set forth on Schedule 3.13, the Companies have complied in all material respects with all laws, ordinances, codes, rules and regulations, and all decrees, judgments and orders of any Governmental Entity which are applicable to the Business (collectively, “Applicable Law”).  Except as set forth on Schedule 3.13, (x) the Companies hold all material licenses, franchises, permits, certificates, approvals and authorizations from all Governmental Entities necessary for the Business (collectively, “Permits”), (y) all such Permits are valid and in full force and effect and (z) the Companies are in material compliance with the terms of all Permits and, to CCA’s Knowledge, there is no Action pending or threatened regarding the suspension, revocation, or cancellation of any Permits.

3.14 Litigation

.  Except as set forth on Schedule 3.14, as of the date hereof, there is no legal or administrative claim, suit, action, complaint, charge, grievance, arbitration, audit, investigation, inquiry or other proceeding (each, an “Action”) pending, or, to CCA’s Knowledge, threatened against the Companies (a) pertaining to the Business or (b) which would reasonably be expected to affect the CCA Stockholders’ ability to perform their obligations under this Agreement or otherwise impede, prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.15 Financial Statements

.

(a) Schedule 3.15 sets forth true and complete copies of (1) the audited consolidated balance sheets of the Companies as of each of December 31, 2011 and 2012 and the related audited statements of operations, stockholders’ equity and cash flows for the fiscal years then ended, together with true and correct copies of the reports on such audited documents by BDO Siedman, LLP and (2) the consolidated unaudited balance sheets of the Companies as of the three (3)-month period ended March 31, 2013 and the related unaudited statements of operations and cash flows for the periods then ended (the financial statements described in the foregoing clause (i) and (ii), the “Financial Statements”).  Except as set forth in the notes thereto and as disclosed in Schedule 3.15, all such financial statements were prepared in accordance with GAAP applied on a basis consistent with prior periods (except as otherwise indicated therein or in the notes thereto and except, in the case of the unaudited financial statements, for normal year-end adjustments and the absence of footnotes) and fairly present in all material respects the consolidated financial condition and results of operations of the Companies as of the respective dates thereof and for the respective periods covered thereby.

(b) Except for Liabilities (a) disclosed, reflected or reserved against on the face of the balance sheet for the fiscal quarter ended March 31, 2013 that are included in the Financial Statements; (b) incurred in the Ordinary Course of Business after March 31, 2013 (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of contract, breach of warranty, tort, infringement or violation of Applicable Law and none of which would have, or would reasonably be expected to have, a Material Adverse Effect); (c) incurred in connection with the transactions contemplated hereby, or (d) disclosed on Schedule 3.15(b), none of the Companies has any Liabilities of a type required to be disclosed as liabilities on a consolidated balance sheet of the Companies prepared in accordance with GAAP.

(c) The Companies each maintain and, for all periods covered by the Financial Statements, have maintained (i) books and records and accounts which, in reasonable detail, accurately and fairly reflect the operations of the Companies and the Business and (ii) a system of internal accounting controls reasonably sufficient to provide reasonable assurances that transactions are recorded as necessary to permit preparations of annual financial statements in conformity with GAAP.

3.16 Absence of Changes

.  Since December 31, 2012 through the date hereof, there have not been any events, changes or occurrences or state of facts that, individually or in the aggregate, have had or would reasonably be expected to have, a Material Adverse Effect Except as set forth on Schedule 3.16, since December 31, 2012, the Business has been operated in all material respects in the ordinary course of business consistent with past practice.

3.17 Assets; Sufficiency

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(a) The Companies, taken together, have good and valid title to, or a valid leasehold interest in, the Assets free and clear of all Liens, other than Permitted Liens.

(b) Except as set forth on Schedule 3.17, the Assets constitute all the assets and properties (including FCC Licenses), whether tangible or intangible, whether personal, real or mixed, wherever located, that are used in the Business and are sufficient to conduct the Business in the manner in which it is conducted on the date hereof.

3.18 Capital Stock

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(a) The authorized capital stock of CCA consists solely of 35,000,000 shares consisting of 20,000,000 shares of common stock, par value $0.01 per share, of which only the CCA Shares have been issued and are outstanding, and 15,000,000 shares of preferred stock, par value $0.01 per share, none of which are outstanding.  The CCA Shares are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of, and are not subject to, any preemptive rights.  There are no outstanding Stock Options with respect to the capital stock of CCA except as disclosed in Schedule 3.18(a), which lists such Stock Options, and, to the extent applicable, the applicable grantee, vesting schedule and exercise price.  Immediately prior to the Closing, each CCA Stockholder will own beneficially and of record the number of CCA Shares set forth opposite such CCA Stockholder’s name in the column entitled “Number of Shares” in Schedule 1.1 hereto.  The authorized capital stock of each other CCA Entity consists solely of such stock set forth opposite such CCA Entity’s name in the column entitled “Number of Shares” in Schedule 3.18(a) hereto and is owned of record and beneficially in its entirety by the CCA Entity listed opposite such CCA Entity’s name in the column entitled “Owner of Shares” in Schedule 3.18(a) hereto.  Schedule 3.18(a) lists all obligations, contingent or otherwise, of the CCA Entities to repurchase, redeem or otherwise acquire capital stock of, or other equity interests in, the CCA Entities.

(b) The authorized capital stock of White Knight consists solely of 1,000 shares of common stock, par value $0.01 per share, of which only the WK Shares have been issued and are outstanding.  The WK Shares are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of, and are not subject to, any preemptive rights.  There are no outstanding Stock Options with respect to the capital stock of White Knight except as disclosed in Schedule 3.18(b), which lists such Stock Options, and to the extent applicable, the applicable grantee, vesting schedule and exercise price.  The authorized capital stock of each other White Knight Entity consists solely of such stock as set forth opposite such White Knight Entity’s name in the column entitled “Number of Shares” in Schedule 3.18(b) hereto and is owned of record and beneficially in its entirety by the White Knight Entity listed opposite such White Knight Entity’s name in the column entitled “Owner of Shares” in Schedule 3.18(b) hereto.  WK Seller is the sole owner, beneficially and of record, of the WK Shares, free and clear of all Liens, other than restrictions on resale under state and federal securities laws or as set forth in the Options, which agreements will terminate upon consummation of the Closing.  Schedule 3.18(b) lists all obligations, contingent or otherwise, of the White Knight Entities to repurchase, redeem or otherwise acquire capital stock of, or other equity interests in, the White Knight Entities.

(c) Except as set forth in Schedule 3.18(a) or Schedule 3.18(b), no Company, directly or indirectly, owns any joint venture interest, partnership interest, membership interest, capital stock or other equity interest, Stock Option or security interest in any Person.

(d) The Companies are not liable for any indebtedness for borrowed money, other than as set forth on Schedule 3.18(d).

3.19 No Brokers

.  Except as set forth on Schedule 3.19, for which the applicable fees shall be included in Company Transaction Expenses to the extent outstanding at the Effective Time and paid by, or on behalf of, CCA at or prior to Closing, no broker, investment banker, financial advisor or other third party has been employed or retained by any Company in connection with the transactions contemplated by this Agreement or is or may be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Company.

3.20 Capital Leases

.  Except as set forth on Schedule 3.20, as of the date hereof, the Companies are not party to any Capital Leases.

ARTICLE 4

BUYERS REPRESENTATIONS AND WARRANTIES

Buyers hereby make, jointly and severally, the following representations and warranties to CCA:

4.1 Organization

.  Each Buyer is duly organized, validly existing and in good standing under the Applicable Law of the jurisdiction of its organization.  Each Buyer has the requisite power and authority to execute, deliver and perform this Agreement and all of the other agreements and instruments to be executed and delivered by such Buyer pursuant hereto (collectively, this Agreement, and the agreements and instruments to be executed and delivered by the Buyers pursuant hereto, the “Buyer Ancillary Agreements”) and to consummate the transactions contemplated hereby.

4.2 Authorization

.  The execution, delivery and performance of this Agreement and the Buyer Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby by Buyers have been duly authorized and approved by all necessary action of Buyers and their directors, officers and stockholders and do not require any further authorization or consent of Buyers or their directors, officers or stockholders.  This Agreement is, and each Buyer Ancillary Agreement when executed and delivered by Buyers and the other parties thereto will be, a legal, valid and binding agreement of the applicable Buyers enforceable in accordance with its terms, except in each case as such enforceability may be limited by the Enforceability Exceptions.

4.3 No Conflicts

.  Except for the Governmental Consents and except for those interests set forth on Schedule 4.3 hereto (the “Conflicting Interests”), the execution, delivery and performance by Buyers of this Agreement and the Buyer Ancillary Agreements and the consummation by Buyers of any of the transactions contemplated hereby or thereby does not and will not conflict with, violate, result in a breach of the terms and conditions of, or, with or without notice or the passage of time, result in any breach, event of default or the creation of any lien under, any lease, contract or agreement to which any Buyer is a party or to which its assets are subject, any organizational documents of any Buyer, or any Applicable Law to which any Buyer is subject, or require the consent or approval of, or a filing by any Buyer with, any governmental or regulatory authority or any third party (other than required filings with the FCC and Securities and Exchange Commission).  Buyers shall be solely responsible for divesting the Conflicting Interests at or prior to the Closing Date and shall take all commercially reasonable steps to prevent the Conflicting Interests from delaying the grant of the FCC Consent.

4.4 Litigation

.  There is no Action pending or, to Buyers’ Knowledge, threatened against any Buyer which would reasonably be expected to affect Buyers’ ability to perform their obligations under this Agreement or otherwise impede, prevent or materially delay the consummation of the transactions contemplated by this Agreement.  “Knowledge” with respect to Buyers shall mean the actual knowledge of Perry Sook, Tom Carter and Elizabeth Ryder, the President and Chief Executive Officer, Chief Financial Officer and General Counsel of Nexstar, and Dennis P. Thatcher, President of WK Buyer.

4.5 Qualification

.  Except for the Conflicting Interests, Nexstar is legally, financially and otherwise qualified to be the licensee of, acquire, own and operate the CCA Stations under the Communications Laws, and WK Buyer is legally, financially and otherwise qualified to be the licensee of, acquire, own and operate the WK Stations under the Communications Laws.  Each Buyer is in compliance with Section 310(b) of the Communications Laws and the FCC’s rules governing alien ownership.  Except for the Conflicting Interests, there are no facts or circumstances that would, under the Communications Laws and the existing procedures of the FCC, disqualify Nexstar as a holder of the FCC Licenses held by the CCA Entities or as the owner and operator of the CCA Stations.  Except for the Conflicting Interests, there are no facts or circumstances that would, under the Communications Laws and the existing procedures of the FCC, disqualify WK Buyer as a holder of the FCC Licenses held by the WK Entities or as the owner and operator of the WK Stations.  Except for the continuation of FCC authority for Station KYLE-TV to operate as a “satellite” of Station KWKT-TV (which, for the avoidance of doubt, shall not be a condition to Closing), no waiver of or exemption from any provision of the Communications Laws and policies of the FCC is necessary for the FCC Consent to be obtained.  To Buyers’ Knowledge, subject to divestiture of the Conflicting Interests pursuant to Buyers’ covenants in this Agreement, there are no facts or circumstances that might reasonably be expected to (a) result in the FCC’s refusal to grant the FCC Consent or otherwise disqualify Buyers, (b) materially delay obtaining the FCC Consent or (c) cause the FCC to impose a material condition or conditions on its granting of the FCC Consent.

4.6 Financing

.  At Closing, Buyers will have sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price, all related fees and expenses in connection with the transactions contemplated by this Agreement and any other amounts to be paid by it in accordance with the terms of this Agreement.  Buyers acknowledge and agree that the obligation of Buyers to consummate the transactions contemplated by this Agreement is not conditioned upon Buyers’ ability to finance or pay the Purchase Price and that any failure of Buyers to consummate the transactions contemplated by this Agreement shall constitute a material breach by Buyers of this Agreement giving rise to Sellers’ Representative’s right (a) to terminate this Agreement under Section 11.1(c) hereof, subject to the terms and conditions of Section 11.1(c), or alternatively, (b) to seek specific performance under Section 11.4.

4.7 Solvency

.  Assuming (a) the satisfaction of the conditions in Article 8 hereof, (b) the accuracy in all material respects of the representations and warranties of CCA set forth in Article 3 hereof, and (c) immediately prior to the Closing the Companies are Solvent, then immediately after giving effect to the transactions contemplated by this Agreement, including the Financing. the repayment or refinancing of debt contemplated in this Agreement, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each Buyer shall be Solvent.  For purposes of this Agreement: (i) “Solvent”, when used with respect to a Person, means that, as of any date of determination, (A) the Present Fair Salable Value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (B) such Person will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (C) such Person will be able to pay its debts as they become absolute and mature, in the ordinary course of business, taking into account the timing of and amounts of cash to be received by it and the timing of and amounts of cash to be payable on or in respect of its indebtedness, in each case after giving effect to the transactions contemplated by this Agreement, and the term “Solvency” shall have a correlative meaning; (ii) “debt” means liability on a “Claim”; (iii) “Claim” means (A) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or (B) the right to an equitable remedy for a breach in performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; and (iv) “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of a Person (including goodwill) are sold as an entirety with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises.

4.8 Projections and Other Information

.  Buyers acknowledge that, with respect to any estimates, projections, forecasts, business plans, budget information and similar documentation or information relating to the CCA Entities, the White Knight Entities and the Business that Buyers have received from the CCA Stockholders, the CCA Entities, any of their Affiliates or CCA’s advisors, (a) Buyers are not relying on such documentation in making its determination with respect to signing this Agreement or completing the transactions contemplated hereby, (b) there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, (c) Buyers are familiar with such uncertainties, (d) Buyers are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them, and (e) Buyers do not have, and will not assert, any Action against the CCA Entities, the White Knight Entities, their respective Affiliates or any of their respective directors, officers, members, managers, employees, Affiliates or representatives, or hold the CCA Entities, the White Knight Entities or any such Persons liable, with respect thereto.  Each Buyer represents and warrants that neither of the CCA Entities, the White Knight Entities nor any of their respective Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the CCA Entities, the White Knight Entities or the transactions contemplated by this Agreement not expressly set forth in this Agreement, and neither the CCA Entities, the White Knight Entities nor any of their respective Affiliates or any other Person will have or be subject to any liability to Buyers or any other Person resulting from the distribution to Buyers or their representatives or Buyers’ use of, any such information, including any confidential memoranda distributed on behalf of CCA, any CCA Entity or any White Knight Entity relating to CCA, any CCA Entity or any White Knight Entity or other publications or data room information provided or made available to Buyers or their representatives, or any other document or information in any form provided or made available to Buyers or their representatives in connection with the sale of the CCA Shares and the WK Shares and the transactions contemplated hereby.  Notwithstanding anything herein to the contrary, nothing in this Section 4.8 will in any way limit Buyers’ rights (including under Section 8.1(a) and Article 10) with respect to representations and warranties of CCA explicitly included in Article 3.

4.9 Investment

.  Each Buyer is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and is able to bear any economic risks associated with the transactions contemplated by this Agreement.  Each of Nexstar and WK Buyer is acquiring the CCA Shares or the WK Shares, as applicable, as provided in this Agreement solely for investment for its own account, and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable state and federal securities laws.  Each Buyer (either acting alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the CCA Shares or the WK Shares, as applicable, and is capable of bearing the economic risks of such investment, including a complete loss of its investment in such shares.  Buyers hereby acknowledge that the CCA Shares and the WK Shares have not been registered pursuant to the Securities Act or any state securities laws, and agree that the CCA Shares and the WK Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and without compliance with foreign securities laws, in each case, to the extent applicable.

4.10 Brokers

.  Except as set forth on Schedule 4.10, no broker, investment banker, financial advisor or other third party has been employed or retained by Buyers in connection with the transactions contemplated by this Agreement or is or may be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyers.

ARTICLE 5

CERTAIN COVENANTS

5.1 CCA’s Covenants

.  Between the date hereof and Closing, except as permitted by this Agreement or as specifically permitted in any schedule to any subsection of this Section 5.1 on Schedule 5.1 or required by Applicable Law or the regulations or requirements of any regulatory organization applicable to the Companies, unless Buyers otherwise consent in writing (which request for consent shall, notwithstanding the provisions of Section 13.4, be directed to and promptly considered in accordance with the terms and conditions of this Section 5.1 by the Buyer Principal Liaisons (as defined below)) and which consent shall not be unreasonably withheld, conditioned or delayed (and unless either Buyer responds within five (5) Business Days of receipt of such request for consent, Buyers shall be deemed to have given such consent), CCA shall, and CCA shall cause the CCA Entities and the White Knight Entities to:

(a) operate the Business in the ordinary course and conduct the Business in all material respects in accordance with the Communications Laws and with all other Applicable Law, including using commercially reasonable efforts to preserve and maintain the Business’ goodwill, business and customer relationships and Permits;

(b) (i) maintain all of the FCC Licenses in full force and effect, timely file all applications or requests necessary to renew or extend the FCC Licenses, and not materially adversely modify any of the FCC Licenses and (ii) not change any Station’s call letters;

(c) other than in the ordinary course or for the purpose of disposing of obsolete or worthless assets, not (i) sell, lease, license or dispose of or agree to sell, lease, license or dispose of any material assets owned, licensed or leased by any of the CCA Entities or White Knight Entities, unless replaced with similar items of substantially equal or greater value and utility, (ii) create, assume or permit to exist any Liens upon the CCA Shares and the WK Shares, in each case, except for Permitted Liens or (iii) dissolve, liquidate, merge or consolidate with any other entity;

(d) maintain and replace the Tangible Personal Property and maintain the Real Property, in each case, in the ordinary course of business;

(e) use commercially reasonable efforts to maintain, in full force and effect, the material Intangible Property owned by the Companies;

(f) maintain in full force and effect policies of insurance of the same type, character and coverage as the policies set forth in Section 3.12;

(g) not enter into any interference acceptance agreement with another FCC licensee that would reasonably be expected to result in electrical interference to a Station in excess of the applicable interference level permitted under the Communications Laws;

(h) (i) upon reasonable written advance notice, give Buyers, their financing sources and their respective advisors and representatives reasonable access during normal business hours to the Business, personnel and advisors of the Business, and furnish Buyers with information relating to the Business that Buyers may reasonably request (including information relating to the classification of Employees for employment law purposes), provided, that such access rights shall not be exercised in a manner that unreasonably interferes with the operation of the Business, and (ii) otherwise provide such reasonable assistance and cooperation as may be requested by Buyers from time to time prior to the Closing Date to reasonably facilitate the transition of the Business, including facilities, operations, Employees, and applicable Business data, to Buyers upon and effective as of the Effective Time;

(i) except for performance bonuses, stay bonuses, any agreement or arrangement to terminate the Stock Options listed on Schedule 2.2, and other compensation payable by any CCA Entity or any White Knight Entity in connection with the consummation of the transactions contemplated by this Agreement which, to the extent outstanding as of the Effective Time, are included in Closing Indebtedness, the Sellers’ Representative’s estimate of Company Transaction Expenses or its estimate of current liabilities for the purposes of computing its estimate of Net Working Capital, as applicable, described in Section 1.4(a)(i), or as otherwise required by Applicable Law, not enter into any employment agreement with an Employee which would be a Material Contract if it were in effect as of the date of this Agreement, or any severance agreement or any labor, or union agreement that will be binding upon the Companies or the Business after Closing;

(j) not (i) hire any new employee, except (1) to replace any Employee whose employment is terminated, provided the new employee’s compensation is comparable to that of the terminated Employee, or (2) in the ordinary course of business, provided the new employee’s non-discretionary compensation does not exceed $75,000 per calendar year, or (ii) terminate the employment of or transfer the employment of any Station general manager, or any other Employee with non-discretionary compensation in excess of $100,000, excluding any reasonable terminations for “cause”;

(k) not (i) grant any equity-based incentive awards, (ii) increase the base wages or other compensation or benefits of any Employee, except such increases in the ordinary course of business consistent with past practice, and in no event increase employee compensation (including base salary and bonus or incentive compensation or hourly wage) in excess of 4% per annum, or (iii) except as otherwise set forth in this Agreement, modify any severance policy applicable to any Employee that would result in any increase in the amount of severance payable to any such employee (or would expand the circumstances in which such severance is payable);

(l) not adopt, enter into or become bound by any new material benefit plan or compensation arrangement, or adopt any amendment to or terminate any benefit plan or compensation arrangement, except (i) pursuant to Section 5.1(i) above, (ii) to comply with Applicable Law, or (iii) in the ordinary course of business, consistent with past practice, without any additional material Liability to any of the Companies (including, specifically, but without limitation, changes to Employees’ incentive compensation such as commission arrangements), and excluding, specifically, performance and stay bonuses and other compensation payable by any CCA Entity or White Knight Entity in connection with the consummation of the transactions contemplated by this Agreement which, to the extent outstanding as of the Effective Time, are included in Closing Indebtedness, the Sellers’ Representative’s estimate of Company Transaction Expenses or its estimate of current liabilities for the purposes of computing its estimate of Net Working Capital, as applicable, described in Section 1.4(a)(i);

(m) pay accounts payable and collect accounts receivable of the Business in the ordinary course of business;

(n) use commercially reasonable efforts to maintain the Stations’ MVPD carriage existing as of the date of this Agreement;

(o) except as permitted pursuant to Sections 1.7, 4.1(h), 4.1(i) and 4.1(j) hereof or except for Contracts that would not be Material Contracts if existing on the date hereof, not (i) enter into any Material Contract, (ii) amend any Material Contract unless such amendment (A) is effected in the ordinary course of business and (B) does not increase the amount of payments to be made by the CCA Entities or the White Knight Entities under any such Contract during any twelve (12) month period by $25,000 or more or (iii) terminate or waive any material right under any Material Contract other than in the ordinary course of business (excluding the expiration of any Material Contract in accordance with its terms) (it being understood that if any such entry into, or amendment or termination of any such Material Contract is permitted pursuant to this Section 5.1 as a result of the references to acts taken in the ordinary course of business, but such action would otherwise be prohibited by any other provision of this Section 5.1, then this Section 5.1 shall not be interpreted to permit such action without the prior written consent of Buyers as contemplated hereby);

(p) not amend, modify, extend, renew (excluding automatic renewals) or terminate any Real Property Lease and shall not enter into any new lease, sublease, license or other agreement for the use or occupancy of any Real Property;

(q) not materially change any accounting practices, procedures or methods relating to the Business (except for any change required under GAAP or Applicable Law) or maintain its books and records relating to the Business in a manner other than in the ordinary course of business;

(r) not communicate to any Employee any information regarding the prospective terms and conditions of his or her employment after Closing which is not expressly stated in this Agreement;

(s) subject to Section 1.7 hereof, not take any action, or omit to take any action, or enter into any agreement or contract which would, or would reasonably be expected to, prevent or interfere with the successful prosecution of the FCC Applications or the consummation of the transactions contemplated by this Agreement, or which is or would be inconsistent with any FCC Applications or the consummation of the transactions contemplated by this Agreement;

(t) not make any acquisition (including by merger, consolidation or acquisition of stock) of the capital stock or a material portion of the assets of any third party;

(u) maintain its qualifications to hold the FCC Licenses with respect to each Station and not take any action that will materially impair such FCC Licenses or such qualifications, or cause the grant of FCC Consent to be materially delayed;

(v) promote the Stations and the programming of the Stations (both on-air and using third party media) in the ordinary course of business, taking into account inventory availability;

(w)  (i) not amend, waive or assign any of its rights under the Option Exercise Agreement or, as it pertains to the WK Shares, the Options, and (ii) enforce its rights under the Option Exercise Agreement and, as it pertains to the WK Shares, the Options;

(x) not issue or sell (i) any capital stock, except for the issuance by CCA of capital stock upon the exercise of options, warrants, rights of conversion or other rights, agreements or commitments outstanding on the date of this Agreement, provided, that CCA shall not issue any such capital stock upon the exercise of options, warrants, rights of conversion or other rights, agreements or commitments outstanding on the date of this Agreement unless the Person to which such capital stock is to be issued has executed a joinder to this Agreement, in a form reasonably acceptable to Nexstar, agreeing to be bound by this Agreement as an additional CCA Stockholder without any adjustment to aggregate Purchase Price or other modification of the terms of this Agreement; (ii) any options, warrants, rights of conversion or other rights, agreements or commitments obligating any of the Companies to issue, deliver or sell any capital stock of the Companies or any similar security exercisable for or convertible into such capital stock; or (iii) declare, set aside, make or pay any dividend or other distribution in stock or property in respect of any of its capital stock or other equity interests, other than the distribution of the cash and cash equivalents of the Companies, which may be distributed to the CCA Stockholders at any time prior to Closing;

(y) not adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization or adopt or propose any change in any of the Organizational Documents of any Company;

(z) not permit any Company to (i) incur any liability for borrowed money other than in the ordinary course of business and in an aggregate amount not to exceed $25,000 and (ii) enter into or assume any obligations under any Capital Lease (for the avoidance of doubt, the automatic renewal of a lease shall not require Buyers’ consent under this Section 5.1(z));

(aa) not compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy of any Company outside the ordinary course of business;

(bb) not make or rescind any express or deemed election relating to Taxes, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, or change any of its methods of reporting income or deductions on its income Tax Returns, or the classifications of its existing property and assets, for any taxable period ending on or after December 31, 2011, in each case, to the extent such action could materially adversely affect Buyers after Closing, and not deviate from the federal depreciation schedules for its property and assets, except, in either case, as may be required by Applicable Law; and

(cc) not agree, commit or resolve to take any actions inconsistent with the foregoing.

5.2 Exclusivity; No Assignment of Shares

.

(a) Subject to Section 6.12(c), between the date hereof and the Closing or the earlier termination of this Agreement, none of the Companies or the CCA Stockholders shall, and each shall direct its respective directors, officers, employees, investment bankers and other representatives not to, (a) solicit, initiate or knowingly encourage the initiation of any Acquisition Proposal, or (b) participate in any discussions with any third party regarding, or furnish to any third party any information in connection with, any Acquisition Proposal.  The Companies and the CCA Stockholders shall, and shall direct their respective directors, officers, employees, investment bankers and other representatives to, immediately cease and cause to be terminated any existing activities, including discussions and negotiations with any Persons that may be ongoing as of the date hereof with respect to the foregoing.

(b) Between the date hereof and the Closing or the earlier termination of this Agreement, (a) no CCA Stockholder shall assign, transfer or grant an option or other interest with respect to its CCA Shares, except to Buyers as set forth in this Agreement, and (b) no CCA Entity shall assign, transfer or grant a Stock Option with respect to the capital stock of any other CCA Entity, except to Buyers as set forth in this Agreement.  Between the date hereof and the Closing or the earlier termination of this Agreement, (a) CCA shall not permit the WK Seller to assign, transfer or grant a Stock Option with respect to its WK Shares, except as contemplated by the Options, the Option Exercise Agreement and this Agreement, and (b) CCA shall not permit the WK Seller to, or to permit any other White Knight Entity to, assign, transfer or grant an option or other interest with respect to the capital stock of any other White Knight Entity, except as contemplated by the Options, the Option Exercise Agreement and this Agreement.

5.3 Director and Officer Indemnification

.

(a) For a period of six (6) years after the Closing, Buyers shall cause the Companies to fulfill and honor all right to indemnification pursuant to the Organizational Documents of the Companies and the agreements listed on Schedule 5.3 in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing, an officer or director of any Company (the “Company Indemnified Parties”).  The provisions of the Organizational Documents of the Companies with respect to indemnification, advancement of expenses and exculpation of liability shall not be amended, repealed or otherwise modified for a period of six (6) years from the Closing Date in any manner that would adversely affect the rights of the Company Indemnified Parties thereunder, unless such modification is required by Applicable Law and, then, only upon written notice to the Sellers’ Representative.  Buyers shall not take any action after the Closing to cause any of the Companies not to fulfill or honor the indemnification rights of the Company Indemnified Parties under the Organizational Documents and under the agreements listed on Schedule 5.3.

(b) Prior to the Closing, notwithstanding anything to the contrary contained herein, the Companies shall purchase a directors’ and officers’ tail insurance policy covering the Company Indemnified Parties and pay all premiums with respect thereto in full, which policy shall remain in effect for up to six (6) years.  Buyers shall not, and, after Closing, shall cause the Companies not to, take any action that would result in the termination or cancellation of such policy.

(c) The provisions of this Section 5.3 are intended for the benefit of, and shall be enforceable by, the Company Indemnified Parties and their heirs and personal representatives, and shall be binding on the Buyers and the Companies, and their successors and assigns.  In the event that any Buyer or any Company or any successor or assign (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Person in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets any other Person, then, in each such case, provisions shall be made so that such successors or assigns honor the obligations set forth with respect to Buyers and the Companies in this Section 5.3.

ARTICLE 6

JOINT COVENANTS

Buyers, on one hand, and CCA and the CCA Stockholders, on the other hand, hereby covenant and agree as follows:

6.1 Confidentiality

.

(a) CCA and Nexstar (or an Affiliate of Nexstar) are parties to a nondisclosure agreement (the “NDA”) with respect to the CCA Entities, the White Knight Entities and their stations.  To the extent not already a direct party thereto, each Buyer hereby assumes the NDA and agrees to be bound by the provisions thereof applicable to Nexstar’s Affiliate which is a party thereto, and such NDA shall remain in effect in accordance with its terms.  Notwithstanding anything to the contrary contained in the NDA, Buyers’ obligations under the NDA shall terminate upon the Closing.

(b) From and after the Closing for a period of one (1) year, each CCA Stockholder and the WK Seller shall treat and hold as confidential and refrain from disclosing to any third party all Confidential Information, other than, (i) in connection with the transactions contemplated by this Agreement or any Claim hereunder or to comply with Applicable Law and (ii) in the case of any CCA Stockholder that is an employee or director of CCA or any Company, as necessary in the good faith performance of his or her duties in such capacity.  Notwithstanding the foregoing restrictions, in the event that a CCA Stockholder or the WK Seller is requested or required by Applicable Law or legal process (including pursuant to written or oral question or request for information or documents in any legal proceeding, interrogatory, subpoena or civil investigative demand) to disclose any Confidential Information, such Person will, to the extent practicable, notify Nexstar promptly of the request or requirement so that Nexstar may seek (at its sole cost) an appropriate protective order or waive compliance with the provisions of this Section 6.1(b).  If, in the absence of a protective order or the receipt of a waiver hereunder, any such Person is, based on the advice of legal counsel, required to disclose any Confidential Information, such Person may disclose the Confidential Information solely to the extent so required; provided, however, that such Person shall use its commercially reasonable efforts to obtain (at the Buyer’s cost) an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Buyer shall designate.  For purposes of this Agreement, the term “Confidential Information” means proprietary information concerning the Companies’ or the Business’ respective operations, assets, liabilities, financial condition and affairs, and Confidential Information may include trade secrets, customer lists, supplier lists, details of consultant and employment Contracts, pricing policies, operational methods, marketing plans or strategies, product development techniques or plans, business acquisition plans and acquisition candidates, technical processes, designs and design projects, processes, inventions, software, source codes, object codes, systems documentation and research projects and other business affairs, but Confidential Information shall not include any such information which is or becomes generally available to the public or to participants in the industry in which CCA and the Companies operate other than as a result of disclosure in violation of this Section 6.1(b).  In addition, the Parties acknowledge that Affiliates of certain CCA Stockholders hold equity and voting interests in entities that own other broadcast television stations.  Notwithstanding anything to the contrary contained herein, Confidential Information hereunder shall not include information that has applicability to the broadcast television industry generally.

6.2 Announcements

.  Prior to Closing, no Party shall, without the prior written consent of the other, issue any press release or make any other public announcement concerning the transactions contemplated by this Agreement, except to the extent that such Party is so obligated by Applicable Law or any rule or regulation of any securities exchange upon which the securities of such Party are listed or traded, in which case such Party shall give advance notice and an opportunity to comment to the other, and except that the Parties shall cooperate to make a mutually agreeable announcement.

6.3 Control

.  Notwithstanding any other provision set forth in this Agreement, this Agreement is not intended to and shall not be interpreted to transfer control of any Station or to give Buyers the right to, directly or indirectly, control, supervise or direct the business or operations of the Business prior to Closing.  Consistent with the Communications Laws, control, supervision and direction of the operation of the Business prior to Closing shall remain the responsibility of the respective FCC Licensees as the holders of the FCC Licenses.

6.4 Acknowledgement; Termination of Certain Agreements

.  Notwithstanding anything to the contrary in this Agreement, CCA is a party to certain agreements with Duane Lammers as of the date hereof, copies of which have not been made available to the Buyers and which the Parties agree, for purposes of this Agreement, such agreements are not Material Contracts. Effective immediately prior to the Closing, the Companies shall terminate (a) the Stockholders’ Agreement, the CCA Management Services Agreement, the WK Management Services Agreements and (b) any other Contract between any of the Companies, on the one hand, and any of Duane Lammers, any CCA Stockholder, the WK Seller or any of their respective Affiliates, on the other hand (other than this Agreement, any of the other Transaction Documents or any of the agreements identified on Schedule 6.4, each of which shall continue in full force and effect after the Closing), in each case without any Liability to the Buyers or, after the Closing, any of the Companies.  Effective as of the Closing, each CCA Stockholder and the WK Seller hereby absolutely and unconditionally releases each of the Companies from any and all Claims, rights and causes of action any such Person has or may have against any of the Companies with respect to any of such terminated agreements, other than any item reflected as a liability in the Sellers’ Representative’s estimate of Closing Indebtedness or its estimate of current liabilities for the purposes of computing its estimate of Net Working Capital, as applicable, described in Section 1.4(a)(i), which, in either case, the Companies shall be required to pay after Closing.  Notwithstanding anything to the contrary contained in this Section 6.4, none of the provisions of this Section 6.4 shall apply to the termination and repayment of, or release of any rights or causes of action under, CCA’s senior and subordinated indebtedness for borrowed money, which shall in all cases be governed by the terms thereof and the CCA Payoff Letters.

6.5 Consents

.  Each of the Buyers, CCA and the Sellers’ Representative shall, and CCA shall cause each of the CCA Entities and the White Knight Entities to, use commercially reasonable efforts to obtain (i) any third party consents necessary for the consummation of the transaction contemplated hereby (which may take the form of a new agreement on the existing terms in all material respects or, if not on such terms, as reasonably acceptable to Buyer if required by the applicable third party), and (ii) estoppel certificates reasonably acceptable to Buyers from lessors under any Real Property Leases requiring consent to assignment (if any), but no such third party consents or estoppel certificates are conditions to Closing except for the consents with respect to the Material Contracts identified on Schedule 6.5 (the “Required Consents”), and no Party shall be obligated to make any payment to any third party to obtain any consent under this Section 6.5 other than ministerial processing fees.

6.6 Employee Matters

.

(a) For a period of one (1) year following the Closing Date (or, if earlier, the date of termination of the relevant Employee), Buyers shall: (i) provide severance benefits to the Employees in accordance with the terms of the Nexstar severance policy (“Nexstar Severance Policy”) as set forth in Schedule 6.6(a) hereto, applied in a manner consistent with the manner in which Nexstar has applied such policy under similar circumstances, and not amend such program in any way with respect to the Employees except as required by Applicable Law or to increase benefits payable to the Employees under the program; (ii) credit the Employees for their past service with the Company and/or its Affiliates and, to the extent currently credited by any Company, any prior owner of any Station, for purposes of benefits under the Nexstar Severance Policy; and (iii) make or cause to be made available to the Employees either (A) such additional benefits and compensation plans, programs and arrangements as are provided to similarly situated employees of Buyers, or (B) additional benefits and compensation that are substantially similar in the aggregate to those provided to such individuals as of the date hereof (excluding any nonqualified retirement or equity-based benefits); provided, that nothing herein shall limit the Buyers’ ability to terminate any Employee at any time after the Closing.

(b) Buyers agree that they shall cooperate with the Companies and the Sellers’ Representative and process if necessary (including through the Companies) any amounts due and payable in connection with the cancellation of the Stock Options under the 2007 Option Plan listed on Schedule 2.2 (in each case, net of all applicable withholdings) to the extent that such payments (such payments, “CCA Option Payments”) are (i) payable after the Closing and (ii) included in the Sellers’ Representative’s estimate of Closing Indebtedness, Company Transaction Expenses or current liabilities for the purposes of computing its estimate of Net Working Capital, as applicable, described in Section 1.4(a)(i).

(c) Nothing in this Section 6.6 or any other provision of this Agreement shall (i) create or confer any right of employment or continued employment or any particular term or condition of employment for any Person, (ii) be construed to establish, amend, or modify any benefit or compensation plan, program, agreement or arrangement, (iii) prohibit or limit the ability of Buyers or any of their Affiliates (including, following the Closing, any of the Companies) to amend, modify or terminate any benefit or compensation plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them or (iv) confer any rights or benefits including any third-party beneficiary rights on any Person other than the Parties to this Agreement.

6.7 Access to and Retention of Records

.  For a period of six (6) years following the Closing Date, Nexstar shall, subject to Section 6.1(b) and any other restrictions imposed from time to time in good faith upon advice of counsel respecting the provision of privileged communications or competitively sensitive information and any applicable confidentiality agreement with any Person, provide the Sellers’ Representative, the CCA Stockholders and its and their authorized representatives with reasonable access (for the purpose of examining and copying at the Sellers’ Representative’s sole cost), during normal business hours and after reasonable advance notice, to books and records and other information and materials in the possession of Nexstar or any of the Companies which relates to the Companies or the Business for periods prior to the Closing Date, as may be reasonably requested for tax, financial reporting and any other reasonable business purposes; provided that such inspection and copying shall be conducted in a manner that will not unreasonably disrupt the normal course of the Buyers or the Companies’ respective businesses.  Unless otherwise consented to in writing by the Sellers’ Representative and the CCA Stockholders, Nexstar shall not, and shall cause each Company not to, for a period of six (6) years following the Closing Date, destroy, alter or otherwise dispose of any books and records of the Companies, or any portions thereof, relating to periods prior to the Closing Date without first offering to surrender to the Sellers’ Representative and the CCA Stockholders such books and records or such portions thereof.

6.8 Further Action

.  In furtherance (and not in limitation) of the provisions set forth in this Agreement, at all times prior to the Closing, Buyers, CCA and the CCA Stockholders shall use their respective commercially reasonable efforts to take or cause to be taken all action necessary or desirable in order to consummate the transactions contemplated by this Agreement as promptly as is practicable.

6.9 Notice

.  Each Party will give prompt written notice to the other Parties of any fact or condition that causes or constitutes a breach of any of its representations, warranties or covenants in this Agreement, or of any Action that is instituted or threatened against such Party to restrain, prohibit or otherwise challenge the legality or propriety of any transaction contemplated by this Agreement; provided, that delivery of any such notice will not be deemed to cure any misrepresentation or breach of warranty or covenant contained herein or affect the rights of any Party hereunder with respect thereto.  Without limiting the foregoing, pending the Closing, CCA shall give Buyers prompt written notice of the occurrence of any of the following:

(a) the commencement of any proceeding before the FCC or any other Governmental Entity involving any of the FCC Licenses or which would reasonably be expected to have a Material Adverse Effect, other than proceedings or litigation of general applicability to the television broadcasting industry that do not have a disproportionate impact on the Business or the Stations as compared with other broadcast television stations generally;

(b) any material labor grievance, material controversy, strike or material dispute affecting the Business or the Stations and the scheduling of any bargaining discussions with the certified bargaining unit;

(c) any violation by any Company or any Station of any Applicable Laws which would reasonably be expected to have a Material Adverse Effect;

(d) any notice received by any Company of any material breach, material default, claimed material breach or material default or termination of any Material Contract;

(e) any material correspondence received by any Company from or sent by any Company to any MVPD concerning must carry status, retransmission consent or other matters relating to MVPD carriage of any Station or otherwise arising under the Communications Laws, including any material correspondence related to the status of negotiations with any MVPD; and

(f) the loss of carriage or change in channel position of any Station on any MVPD or the cessation of broadcasting or failure of a Station to broadcast with at least 80% of its authorized power for more than twenty-four (24) consecutive hours or any other development which has, or may reasonably be expected to have, a Material Adverse Effect on the operation of the Business or the Stations.

6.10 Title Insurance; Survey

.  Buyers may obtain, at their sole option and expense, and CCA shall and shall cause each White Knight Entity (as applicable) to grant Buyers access (subject to the terms of any lease or consent of any landlord for the Leased Real Property) to obtain (a) commitments for owner’s and lender’s title insurance policies on the Owned Real Property and commitments for lessee’s and lender’s title insurance policies for all Leased Real Property (collectively the “Title Commitments”), and (b) an ALTA survey on each parcel of Real Property (the “Surveys”); provided, however, that CCA and each White Knight Entity (as applicable) shall provide Buyers with any existing Title Commitments and Surveys in their possession.  CCA shall, and shall cause each White Knight Entity (as applicable) to, reasonably cooperate with Buyers in obtaining such Title Commitments and Surveys, provided that neither any CCA Entity nor any White Knight Entity shall be required to incur any cost, expense or other liability in connection therewith.  CCA shall provide any affidavit, indemnity or other assurances reasonably requested by the title company to issue the Title Commitments; provided, that any such documentation shall be deemed documentation executed by the Companies pursuant to Section 6.12(b).

6.11 Environmental Assessments; Phase I Investigations

.  Within sixty (60) days from the date of this Agreement, Buyers shall have the right, at their sole cost and expense, to engage an environmental consulting firm to conduct Phase I Environmental Site Assessments and Compliance Reviews, as such terms are commonly understood (“Phase I Environment Assessments”), with respect to the Real Property, provided such Phase I Environment Assessments shall be conducted only (i) during regular business hours, (ii) with no less than two (2) Business Days prior written notice to CCA, (iii) in a manner which will not unduly interfere with the operation of the Business or the use of access to or egress from the Real Property and (iv) without any material damage to any property, real or personal, of CCA.  For avoidance of doubt, the Phase I Environmental Assessments shall not entail any sampling or testing of soil, ground water, surface water, air or other media.  At or prior to Closing, CCA shall deliver to Nexstar a certificate of an environmental consulting firm certifying that the remediation of the Real Property described on Schedule 3.7 and marked with an “^” has been completed.

6.12 Cooperation; Financing Assistance

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(a) Buyers shall exercise reasonable efforts to cooperate with CCA to release any Liens on the CCA Shares and the WK Shares, in each case, other than any Permitted Liens.  Buyers acknowledge that CCA may make use of the proceeds from the Purchase Price for the repayment of indebtedness associated with any Liens on the CCA Shares, the WK Shares or the Assets.

(b) The Companies agree to:  (i) use good faith efforts to provide, and to cause their respective officers, employees, counsel, auditors and representatives to provide, to Buyers reasonable cooperation (including with respect to timeliness) in connection with the arrangement of debt or equity financing of Buyers, the proceeds of which will be used to consummate the transactions contemplated hereby (the “Financing”) as may be reasonably requested by Buyers, subject to confidentiality restrictions reasonably acceptable to the Companies, including (A) furnishing Buyers and their financing sources with the financial information of the Companies and any other pertinent information regarding the Companies as may be reasonably requested by Buyers to consummate the Financing, (B) assisting Buyers in facilitating the pledge and perfection of liens effective as of Closing securing the Financing, (C) assisting Buyers, as it pertains to the Financing, in Buyers’ obtaining any appraisals, surveys, title insurance, engineering reports, environmental and other inspections or other documents as promptly as practicable that may be reasonably requested by Buyers to facilitate the satisfaction on a timely basis of all conditions to obtaining the Financing solely, in each case, to the extent that such assistance does not involve making any representations and warranties not contained herein and solely to the extent providing such assistance does not increase the liability of any CCA Stockholder, the Companies or WK Seller for a breach thereof in excess of the liability of such Person has hereunder; and (ii) use commercially reasonable efforts to provide to Buyers in connection with the Financing (A) unaudited consolidated monthly financial statements of the Companies on or prior to the 30th day after the end of each month ending prior to the Closing Date, (B) unaudited consolidated quarterly financial statements of the Companies on or prior to the 45th day after the end of each fiscal quarter ending prior to the Closing Date, and (C) audited consolidated annual financial statements of the Companies on or prior to the 90th day after the end of each fiscal year ending prior to the Closing Date.  Notwithstanding anything to the contrary contained herein, the Companies shall not be required to pay any commitment or other similar fee or incur any other Liability, other than Reimbursable Costs, in connection with the Financing prior to the Closing, and the CCA Stockholders and the WK Seller shall not be required to pay any commitment or other similar fee or incur any other Liability in connection with the Financing at any time; and the effectiveness of any documentation executed by the Companies with respect to the matters set forth in this Section 6.12(b) shall be subject to the consummation of the Closing.  The CCA Stockholders shall not have any liability under any loan agreement or other document relating to the Financing.  Whether or not the Closing occurs, neither the CCA Stockholders nor the WK Seller shall be required to bear any out-of-pocket cost or expense or to pay any commitment or other similar fee or make any other payment in connection with the Financing or complying with this Section 6.12(b).  Whether or not the Closing occurs, Buyers shall indemnify and hold harmless the CCA Stockholders, each Company, and each of their respective officers, directors, members, managers, employees, agents, and subsidiaries, from and against any and all losses and Damages, suffered or incurred by them in connection with the arrangement or consummation of the Financing or any borrowings thereunder  (including any action taken in accordance with this Section 6.12(b) and any information utilized in connection therewith), except in the case of the applicable indemnitee’s gross negligence or willful misconduct.  Whether or not the Closing occurs, Buyers shall promptly (but, in any event, by the earlier of thirty (30) days after the incurrence thereof or on the Closing Date) reimburse the Companies for all reasonable and documented third party costs and expenses incurred by the Companies in connection with the cooperation or other actions contemplated by this Section 6.12(b) (“Reimbursable Costs”).  Buyers hereby (X) acknowledge and agree that the obtaining of the Financing is not a condition to Closing, and (Y) reaffirm their obligation to consummate the transactions contemplated by this Agreement, subject to the terms of this Agreement, whether or not the Financing or any alternative financing is available on the Closing Date.  Notwithstanding anything to the contrary contained herein, the Companies and the CCA Stockholders shall not have any liability pursuant to this Section 6.12(b) as a result of the failure of a third party to take any action or refrain from taking any action contemplated hereby, and each such Person hereby acknowledges that any such third party failure shall not, and shall not be construed to, serve as a basis for Buyer to not consummate the transactions contemplated by this Agreement at the Closing, whether arising by breach of contract, tort or otherwise.  Buyers shall provide CCA with written notice of any breach or default of this Section 6.12(b) by the Companies (an “Assistance Breach Notice”), and the Companies shall have a until the tenth (10th) Business Day after receipt of such Assistance Breach Notice to establish to the reasonable satisfaction of Buyers’ the Companies’ compliance with the terms of this Section 6.12(b).

(c) Available Financing.

(i) From time to time, at Sellers’ Representatives’ reasonable request, Buyers shall inform Sellers’ Representative in reasonable detail of the status of Buyers’ efforts to arrange and consummate the available financing, including but not limited to debt or equity commitments (the “Available Financing”);

(ii) No later than July 24, 2013, Buyers shall provide to Sellers’ Representative reasonable evidence (in Sellers’ Representative’s reasonable judgment) of sufficient sources of cash to consummate all transactions contemplated hereby and pay Buyer's expenses in connection therewith, it being acknowledged that such reasonable evidence need not include binding equity or debt commitments.  Sellers’ Representative may give written notice of breach or default of this Section 6.12(c)(ii) to Buyers (a “Financing Breach Notice”), and Buyers shall have a until the thirtieth (30th) day after receipt of such Financing Breach Notice to provide the evidence described in the preceding sentence.  In the event of Buyers’ receipt of a Financing Breach Notice and Buyers’ failure to provide such evidence by such thirtieth (30th) day, Section 5.2(a) hereof shall immediately terminate, which termination shall be the sole remedy for any breach or default of this Section 6.12(c)(ii);

(iii) Notwithstanding anything to the contrary contained herein, the provisions of this Section 6.12(c) shall not amend or modify Buyers’ obligation to consummate the transactions contemplated by this Agreement and pay the Purchase Price at Closing upon satisfaction of the conditions to Closing set forth in Article 8 hereof, and no failure to obtain Available Financing shall excuse or otherwise modify Buyers’ obligation to consummate the transactions contemplated by this Agreement at Closing, subject to the satisfaction of the conditions to Closing set forth in Article 8; and

(iv) Notwithstanding anything to the contrary contained herein, the provisions of this Section 6.12(c), including but not limited to any termination of Section 5.2(a) pursuant to this Section 6.12(c), shall not amend or modify CCA’s or the CCA Stockholders’ obligation to consummate the transactions contemplated by this Agreement upon satisfaction of the conditions to Closing set forth in Article 7 hereof.

6.13 Fulfillment of Conditions

.  CCA will use commercially reasonable efforts to satisfy each of the conditions for Closing of Buyers set forth in Article 8, and Buyers will use their commercially reasonable efforts to satisfy each of the conditions for Closing of CCA Stockholders set forth in Article 7.

6.14 Tax Matters

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(a) Each CCA Stockholder (severally but not jointly) shall indemnify Buyers and their Affiliates and hold them harmless up to the Cap, and solely from amounts in the Indemnity Escrow (and further subject to all the limitations set forth in ARTICLE 10) from and against: (i) all Taxes imposed on the Companies for all Pre-Closing Tax Periods, and (ii) with respect to any Straddle Period, all Taxes imposed on the Companies attributable to the portion of such Straddle Period that ends on and includes the Closing Date; provided, however, that the CCA Stockholders shall not be liable for the foregoing Taxes to the extent such Taxes are taken into account in determining an adjustment to the Purchase Price pursuant to Article 1, and, provided, further, that the CCA Stockholders shall not indemnify or hold harmless Buyers or any of their Affiliates from and against any Taxes arising from or attributable to (A) an action or transaction described in or contemplated by Section 1.7(h) or (i) hereof, or any action or transaction outside the ordinary course of business taken with respect to the Companies and/or their assets or business on the Closing Date but after Closing, or (B) any elections made by Buyers or their  Affiliates.  Each CCA Stockholder shall be liable only for its Pro Rata Portion of any Damages under this Section 6.14(a).

(b) Buyers shall, and shall cause the Companies to, indemnify the CCA Stockholders and their Affiliates and hold them harmless from and against any Taxes imposed on or with respect to the Companies for which the CCA Stockholders are not liable under this Agreement.

(c) The amount of any Tax that is attributable to the portion of a Straddle Period that ends on and includes the Closing Date shall: (i) in the case of a Tax based on or measured by income, receipts or transactions, or other event-specific Taxes or payments, be determined based on an interim closing of the books of the Companies as of the close of business on the Closing Date, and (ii) in the case of other Taxes, be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the total number of days in the Straddle Period.  All determinations necessary to give effect to the foregoing allocation shall be made in a manner consistent with the past practice of the Companies.

(d) CCA shall be responsible for the preparation and timely filing of all Tax Returns of the Companies that are filed  prior to Closing.

(e) Buyers shall be responsible for the preparation and timely filing of all Tax Returns of the Companies that are required to be filed after the Closing Date that were not previously filed; including, for the avoidance of doubt:  (i) Tax Returns for any short taxable period that ends on the Closing Date, and (ii) Tax Returns for all Straddle Periods; provided, however, that at least thirty (30) days prior to filing any such Tax Return(s), Buyers shall provide the Sellers’ Representative with (i) a draft of each such Tax Return and (ii) a statement of any Taxes owed in connection with the filing of such Tax Return and the CCA Stockholders’ share thereof.  All Tax Returns of the Companies for any taxable period beginning prior to the Closing Date shall be prepared in a manner consistent with the past practice of the Companies, except to the extent required by Applicable Law. The Sellers’ Representative shall be entitled to review and comment on any such Tax Return before it is filed, and Buyers shall make such changes to such Tax Return as the Sellers’ Representative may reasonably request, and neither Buyers nor any Company shall file such Tax Return without the Sellers’ Representative’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.  In the event the Sellers’ Representative objects to a Tax Return pursuant to its consent rights, and the Parties cannot resolve the objection, a filing extension shall be obtained and the matter shall be resolved by an independent accounting firm agreed upon by the Parties.  If there are no unresolved objections, then, to the extent applicable, at least two (2) days prior to the due date for filing such a Tax Return, the Parties shall instruct the Escrow Agent to pay to Nexstar (for the benefit of the CCA Entities) or to WK Buyer (for the benefit of the White Knight Entities), as applicable, out of the Indemnity Escrow, the funds required for the payment of those Taxes due with respect to such Tax Return that are the responsibility of the CCA Stockholders in the aggregate under this Agreement, but, for the avoidance of doubt, only to the extent that such Taxes were not taken into account in determining an adjustment to the Purchase Price pursuant to Article 1.  Buyers shall also be responsible for the preparation and timely filing of all Tax Returns of the Companies for any Post-Closing Tax Period and for the payment of all Taxes due with respect thereto.

(f) The CCA Stockholders, the Sellers’ Representative, Buyers, and the Companies shall cooperate fully, as and to the extent reasonably requested by any of the other Parties, in connection with the filing of Tax Returns pursuant to this Section 6.14 and any Tax Proceeding (as defined below) with respect to Taxes.  Such cooperation shall include the provision by the CCA Stockholders, the Sellers’ Representative, Buyers or any of the Companies, as the case may be, to the other Party any reasonably requested power of attorney with respect to Tax Returns or Tax Proceedings involving any of the Companies in order to carry out the agreements set forth in this Section 6.14.  The CCA Stockholders, on the one hand, and Buyers and the Companies, on the other hand, further agree (after Closing): (i) to retain all books and records with respect to Tax matters pertinent to the Companies relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by any other Party, any extensions thereof) of the respective taxable periods, (ii) upon any other Party’s request, to give such other Party access to such books and records which are reasonably relevant to a Tax Proceeding or Tax Return involving the Companies and to make employees and personnel available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, (iii) to abide by all record retention agreements entered into with any Governmental Authority, and (iv) to give each other Party reasonable written notice prior to transferring, destroying or discarding any such books and records, and, if any such other Party so requests, to allow such other Party within a reasonable time to take possession of such books and records to the extent they would otherwise be destroyed or discarded.

(g) Buyers agree that they shall not amend (or cause or permit any Company to amend) any Tax Return of the Companies for any taxable period beginning before the Closing Date without the prior written consent of the Sellers’ Representative, which consent shall not be unreasonably withheld.

(h) The CCA Stockholders shall be entitled to receive any refunds or credits of any Taxes for any Pre-Closing Tax Period and the pre-Closing portion of any Straddle Period (including any interest in respect thereof, and including any reduction of Post-Closing Tax Period Taxes as a result of application of any refund or credit for a Pre-Closing Tax Period against such Taxes), and Buyers shall cause the amount of any refunds or credits of Taxes (including interest) to which CCA Stockholders are entitled under this Section 6.14, but which are received by or credited to Buyers or any Company after the Closing Date, to be paid to the Sellers’ Representative within two (2) Business Days following such receipt or crediting.  In addition, at the request of the CCA Stockholders, Buyers shall (and shall cause the Companies to) cooperate with the CCA Stockholders in seeking any Tax refunds or credits described in this Section 6.14.  The Sellers’ Representative shall pay to each CCA Stockholder its Pro Rata Portion of any amounts received by it pursuant to this Section 6.14(h) by wire transfer of immediately available funds.

(i) After Closing, the CCA Stockholders, on the one hand, and Buyers and the Companies, on the other hand, shall promptly deliver to the other any notice received by it (or by an Affiliate thereof) from any Governmental Entity relating to Taxes for which such other Person is or may be liable under this Agreement.  To the extent that a Person’s failure to provide such notice materially prejudices the other Party’s ability to defend the claim or dispute that is the subject of such notice, then such other Party’s indemnification obligations shall be null and void with regard to such claim or dispute.

(j) Tax Proceedings.

(i) The Sellers’ Representative, on behalf of the CCA Stockholders, shall have the right to conduct and control any audit, examination, litigation or other proceeding with respect to Taxes (a “Tax Proceeding”) involving the Companies to the extent it relates to any Pre-Closing Tax Period, provided, however, that the Sellers’ Representative will not, without the written consent of Buyers, which consent shall not be unreasonably withheld or delayed, settle or compromise any such Tax Proceeding in a manner that would have the effect of materially increasing the Taxes of the Companies in a Post-Closing Tax Period.  Buyers shall have the right to participate in such proceeding at their own expense.

(ii) In the case of any Tax Proceeding relating to a Straddle Period:  (A) the Party(ies) with the greatest amount of potential liability at stake shall have the right to control such proceeding, and (B) the non-controlling Party shall have the right to participate in such proceeding at its own expense and to consent, which consent shall not be unreasonably withheld or delayed, to any settlement or compromise thereof to the extent such settlement or compromise would have the effect of increasing the Taxes imposed on such Party.  For purposes  of this Section 6.14(j)(ii), the CCA Stockholders together shall be considered a single Party.

(k) Except as otherwise provided in this Section 6.14, any amounts owed by the CCA Stockholders, on the one hand, or Buyers or the Companies, on the other hand, to the other Party pursuant to this Section 6.14  shall be paid within two (2) Business Days of notice from the recipient.

(l) For the avoidance of doubt, in accordance with Section 10.1, (i) the provisions of this Section 6.14 shall survive the Closing until the date that is twelve (12) months after the Closing Date, at which time they shall terminate; and (ii) with respect to any claim under this Section 6.14, in the event of a conflict between this Section 6.14 and Section 10.3, this Section 6.14 shall govern.

6.15 Transfer Taxes

.  All Transfer Taxes arising out of or in connection with the Transactions shall be paid fifty percent (50%) by Buyers and fifty percent (50%) by the CCA Stockholders, except that Buyers shall be responsible for all Transfer Taxes arising with respect to the transaction referenced in or contemplated by Sections 1.7(h) or (i).  Sellers’ Representative and Buyers shall cooperate in the preparation, execution and filing of all Transfer Tax Returns and shall cooperate to seek and to secure any available exemptions from such Transfer Taxes.

6.16 FIRPTA Certificate

.  The CCA Stockholders shall deliver to Buyers on the Closing Date, duly completed and executed certificates of non-foreign status pursuant to section 1.1445-2(b)(2) of the Treasury Regulations sufficient to exempt Buyers from the requirements of Code Section 1445(a). The sole remedy for failure to provide any such certificate shall be to permit Buyers to make any withholding as required pursuant to Section 1445 of the Code.

6.17 CCA Payoff Letters

.  CCA shall obtain, and deliver to Buyers, the CCA Payoff Letters at least three (3) Business Days prior to Closing.  Except for Permitted Liens, at or prior to the Closing, CCA shall obtain the release of all Liens disclosed in the Schedules hereto and any other Liens on the CCA Shares or the assets of the CCA, and shall file or at Closing deliver to Buyers for filing or authorize the filing by Buyers of releases of all such Liens with each Governmental Entity in which any such Lien or evidence thereof shall have been previously filed.  Except for Permitted Liens, at or prior to the Closing, CCA shall obtain the release of all Liens disclosed in the Schedules hereto and any other Liens on the WK Shares or the assets of the White Knight Entities, and shall file or at Closing deliver to Buyers for filing or authorize the filing by Buyers of releases of all such Liens with each Governmental Entity in which any such Lien or evidence thereof shall have been previously filed.

6.18 Equity Incentive Plan

.  No later than ten (10) Business Days prior to the Closing, CCA shall take such actions as are required to cause all outstanding Stock Options to purchase CCA Shares granted under the 2007 Option Plan or any other plan or Contract, whether vested or unvested, to be cancelled upon the Closing, and thereafter, except as specifically provided herein, CCA shall have no further obligations in respect of the 2007 Option Plan or any Stock Options granted thereunder whatsoever.  All costs and expenses associated with the actions contemplated by this Section 6.18 shall be paid by CCA and, to the extent unpaid as of the Effective Time, shall be included in the Closing Indebtedness, unless otherwise included in the Sellers’ Representative’s estimate of Company Transaction Expenses or its estimate of current liabilities for the purposes of computing its estimate of Net Working Capital, as applicable, described in Section 1.4(a)(i).  Nexstar shall cause CCA to pay such costs and expenses in accordance with the terms of payment applicable thereto to the extent they are not paid as of the Effective Time, in each case, net of all applicable withholdings.

6.19 Capital Expenditures

.  Schedule 6.19 sets forth a list of budgeted capital expenditures of the Companies, identifying each project (a “Cap Ex Project”) and the budgeted expense associated with each such Cap Ex Project (a “Project Budget”).  If any Cap Ex Project is not completed by Closing, any unspent amount in the Project Budget related to such Cap Ex Project not completed by Closing (in the aggregate with all such unspent amounts related to any Cap Ex Projects not completed by Closing, the “Project Adjustment”) shall reduce the Purchase Price as set forth in Section 1.2(a).  With respect to those items described on Schedule 6.19 and marked “%”, the CCA Stockholders’ sole liability with respect to the condition of the asset so marked is capped at the Project Adjustment and, notwithstanding anything to the contrary contained herein, Buyers shall have no other claim hereunder with respect thereto.

6.20 Certain Benefit Plan Matters

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(a) 401(k) Plan Termination.  Prior to the Closing Date and effective no later than at least one day prior to the Closing Date, CCA shall, and shall cause the other Companies to, take all corporate actions as are necessary or appropriate to terminate the White Knight Broadcasting 401(k) Plan and the Communications Corporation of America 401(k) Plan (each a “401(k) Plan” and together the “401(k) Plans”) in accordance with their terms and the requirements of Applicable Law.

(b) Benefit Plan Compliance Corrections.  Prior to the Closing, CCA shall, and shall cause the other Companies to, take all actions as are reasonably necessary or appropriate to bring the Benefit Plans into material compliance with Applicable Law, by addressing (i) the failure of any entity that participated in any 401(k) Plan in 2009 or after to have timely and properly adopted or executed any participation agreement or other documentation required for such entity to participate thereunder, and (ii) any multiple employer plan reporting and disclosure and non-discrimination testing failures under the Benefit Plans, with such actions to include, if applicable:  (A) submitting a filing to the Internal Revenue Service under the Voluntary Correction Program with Service Approval (“VCP”) component of the Employee Plans Compliance Resolution System (“EPCRS”) pursuant to Revenue Procedure 2013-12 (or any superseding Revenue Procedure) and the taking of all actions required by the Internal Revenue Service to obtain and implement the requirements of a compliance statement as defined in and pursuant to the provisions of EPCRS (to the extent the relevant 401(k) Plan is eligible for the EPCRS, or if the relevant 401(k) Plan is not eligible for the EPCRS, by taking all actions as are reasonably necessary or appropriate to bring the relevant 401(k) Plan into material compliance with Applicable Law), and (B)  submitting a filing under the Department of Labor’s Voluntary Fiduciary Correction Program (“VFCP”) and using commercially reasonable efforts to take all actions necessary to obtain an agreement with the Department of Labor that no penalties will be imposed in connection with any breach of fiduciary duty or prohibited transaction relating to the 401(k) Plans.  For the avoidance of doubt, final remediation of the issues described in this Section 6.20(b) is not a condition to Closing.

6.21 Intellectual Property Registrations

.  Prior to the Closing, CCA shall, and shall cause the other Companies to, use  commercially reasonable efforts to take all steps necessary to update the records of the applicable registrar to indicate CCA or ComCorp Broadcasting, Inc. as the registrant of, and otherwise effectuate transfer to CCA or ComCorp Broadcasting, Inc. all right, title and interest in and to, the domain names set forth on Schedule 3.10(a), and shall deliver to Buyers written evidence thereof.

ARTICLE 7

CCA STOCKHOLDERS’ CLOSING CONDITIONS

The obligation of the CCA Stockholders to consummate the Closing hereunder is subject to satisfaction, at or prior to Closing, of each of the following conditions (unless waived in writing by the Sellers’ Representative):

7.1 Representations and Covenants

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(a) All representations and warranties of Buyers contained in this Agreement shall be true and correct as of the date of this Agreement and at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which need be true and correct as of such specified date only), except to the extent that the failure of the representations and warranties of Buyers contained in this Agreement to be so true and correct as of the date hereof and at and as of the Closing (or in respect of any representation or warranty that is expressly made as of a specified date, as of such date only) has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Buyers, taken as a whole, or on Buyers’ ability to consummate the transactions contemplated by this Agreement; provided, that for purposes of this Section, all materiality or similar qualifiers within such representations and warranties shall be disregarded.

(b) The covenants and agreements that by their terms are to be complied with and performed by Buyers at or prior to Closing shall have been complied with or performed by Buyers in all material respects.

(c) Sellers’ Representative shall have received a certificate dated as of the Closing Date from Buyers executed by an authorized officer of Buyers to the effect that the conditions set forth in Sections 7.1(a) and (b) have been satisfied.

7.2 Proceedings

.  None of CCA, the CCA Stockholders, the WK Seller, any CCA Entity or White Knight Entity, nor Buyers shall be subject to any court or Governmental Order or injunction, which remains in effect, prohibiting or making illegal the consummation of the transactions contemplated hereby.

7.3 FCC Authorization

.  The FCC Consent shall have been granted and shall be in full force and effect.

7.4 Hart-Scott-Rodino

.  The HSR Clearance shall have been obtained.

7.5 Deliveries

.  Buyers shall have complied with each of their obligations set forth in Section 9.2.

7.6 Consents

.  The Required Consents (if any) shall have been obtained.

ARTICLE 8

BUYER CLOSING CONDITION

The obligation of Buyers to consummate the Closing hereunder is subject to satisfaction, at or prior to Closing, of each of the following conditions (unless waived in writing by Buyers):

8.1 Representations and Covenants

.

(a) (i) The representations and warranties of CCA and the CCA Stockholders contained in this Agreement (other than those set forth in clause (ii) below) shall be true and correct as of the date of this Agreement and at and as of the Closing (other than any representation or warranty that is expressly made as of a specified date, which need be true and correct as of such specified date only), except to the extent that the failure of the representations and warranties of CCA and the CCA Stockholders contained in this Agreement to be so true and correct as of the date hereof and at and as of the Closing (or in respect of any representation or warranty that is expressly made as of a specified date, as of such date only) has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (ii) each of those representations and warranties set forth in Sections 2.2 (Ownership of Shares), and 3.18 (Capital Stock) shall be true and correct as of the date hereof and at and as of the Closing Date (or in respect of any representation or warranty that is expressly made as of a specified date, as of such date only) in all material respects; provided, that for purposes of this Section, all materiality or similar qualifiers within such representations and warranties shall be disregarded.

(b) The covenants and agreements that by their terms are to be complied with and performed by CCA and the CCA Stockholders at or prior to Closing, other than the covenants and agreements in Sections 6.20 and 6.21, shall have been complied with or performed by CCA and the CCA Stockholders in all material respects.

(c) Buyers shall have received (i) a certificate dated as of the Closing Date from CCA executed by an authorized officer of CCA to the effect that the conditions set forth in Sections 8.1(a), and  8.1(b) with respect to CCA have been satisfied; and (ii) a certificate dated as of the Closing Date from each CCA Stockholder executed by an authorized officer of such CCA Stockholder to the effect that the conditions set forth in Sections 8.1(a) and 8.1(b) with respect to such CCA Stockholder have been satisfied.

8.2 Proceedings

.  None of CCA, any CCA Stockholder, the WK Seller, any CCA Entity or White Knight Entity, nor Buyers shall be subject to any court or governmental order or injunction, which remains in effect, prohibiting or making illegal the consummation of the transactions contemplated hereby.

8.3 FCC Authorization

.  The FCC Consent shall have been granted and shall have become a Final Order.

8.4 Hart-Scott-Rodino

.  The HSR Clearance shall have been obtained.

8.5 Deliveries

.  CCA and each CCA Stockholder shall have complied with each of its obligations set forth in Section 9.1.

8.6 Consents

.  The Required Consents shall have been obtained.

8.7 No Material Adverse Effect

.  Since the date of this Agreement, there shall not have occurred and be continuing at the time of the Closing a Material Adverse Effect.

8.8 White Knight Sale

.  The WK Seller shall have confirmed that it is ready, willing and able to consummate the transfer and assignment of the WK Shares to WK Buyer in accordance with the Options and the Option Exercise Agreement contemporaneously with the Closing.

ARTICLE 9

CLOSING DELIVERIES

9.1 CCA Documents

.  At Closing, CCA shall deliver or cause to be delivered to Buyers:

(a) good standing certificates issued by the Secretary of State of each Company’s jurisdiction of formation and each of the jurisdictions in which any Company is required by Applicable Law to be qualified as a result of its operation of the Business;

(b) certified copies of all resolutions necessary to authorize the execution, delivery and performance of this Agreement by CCA and each CCA Stockholder, including the consummation of the transactions contemplated hereby;

(c) the certificates described in Section 8.1(c);

(d) (i) Share certificates representing the CCA Shares (or affidavits of lost certificates, including customary indemnification provisions), duly endorsed in blank for transfer, or accompanied by irrevocable stock powers duly executed in blank, in either case, by the holders of such CCA Shares as set forth on Schedule 1.1 attached to this Agreement; and (ii) share certificates representing the WK Shares (or affidavits of lost certificates, including customary indemnification provisions), duly endorsed in blank for transfer, or accompanied by irrevocable stock powers duly executed in blank, in either case, by the WK Seller;

(e) affidavits of non-foreign status of each of the CCA Stockholders and the WK Seller that comply with Section 1445 of the Code, duly executed by each  CCA Stockholder and the WK Seller;

(f) joint written instructions of CCA and Buyers to the Escrow Agent instructing the Escrow Agent to release the Escrow Deposit Fund and all Earnings thereon to Sellers’ Representative;

(g) The Escrow Agreement in the form of Exhibit A hereto duly executed by CCA;

(h) if necessary by operation of Section 1.6(a), the Unwind Agreement in the form of Exhibit B hereto duly executed by the CCA Stockholders, Sellers’ Representative and WK Buyer;

(i) resignations of each officer and director of the Companies, effective as of the Closing;

(j) copies of the Organizational Documents of each CCA Entity, certified by the Secretary of State hereof; and

(k) duly executed CCA Payoff Letters.

9.2 Buyers Documents

.  At Closing, Buyers shall deliver or cause to be delivered to the Sellers’ Representative (unless otherwise specified herein):

(a) the Initial Purchase Price and other amounts required to be paid in accordance with Section 1.2 hereof;

(b) a good standing certificate issued by the Secretary of State of each Buyer’s jurisdiction of formation;

(c) certified copies of all corporate or other resolutions necessary to authorize the execution, delivery and performance of this Agreement, including the consummation of the transactions contemplated hereby;

(d) the certificate described in Section 7.1(c);

(e) joint written instructions of CCA and Buyers to the Escrow Agent instructing the Escrow Agent to release the Escrow Deposit Fund and all Earnings thereon to Sellers’ Representative;

(f) the Escrow Agreement in the form of Exhibit A hereto duly executed by Buyers; and

(g) if necessary by operation of Section 1.6(a), the Unwind Agreement in the form of Exhibit B hereto duly executed by Buyers.

ARTICLE 10

SURVIVAL; INDEMNIFICATION

10.1 Survival

.  The representations, warranties, covenants and agreements in this Agreement, the CCA Ancillary Agreements and the Buyer Ancillary Agreements, or in the certificates delivered pursuant to Section 9.1(c) and Section 9.2(d), shall survive the Closing and will remain in full force and effect until the date that is twelve (12) months after the Closing Date, at which time they will terminate (and no Action with respect to such representations, warranties, covenants or agreements (or in such certificates, to the extent they relate to such representations, warranties, covenants and agreements) shall be made by any Person for indemnification thereafter); provided, that Action for fraud with scienter shall not be subject to such limitations; provided, further, that, notwithstanding the foregoing, such covenants and agreements of the Parties that do not by their terms limit their applicability to a period ending on or prior to the Closing Date shall survive until they are fully performed or, if earlier, until the expiration thereof set forth in the terms of such covenants and agreements (except that no Action with respect to such covenants and agreements shall be made by any Person after the date that is twelve (12) months after the Closing Date).

10.2 Indemnification

.

(a) Subject to Section 10.2(c), from and after Closing, each CCA Stockholder severally, as to itself only, agrees to pay, reimburse, indemnify and hold harmless the Buyer Indemnified Parties (as defined below) harmless from and against, all Damages incurred by the Buyer Indemnified Parties arising directly or indirectly from (i) any breach by such CCA Stockholder of its representations or warranties made under this Agreement or any Transaction Document to which such CCA Stockholder is a party; and (ii) any breach by such CCA Stockholder in this Agreement or any Transaction Document to which such CCA Stockholder is a party.

(b) Subject to Section 10.2(c), from and after Closing, each CCA Stockholder (severally, but not jointly) shall defend, indemnify and hold harmless Buyers, their Affiliates, and their respective employees, officers, directors, representatives and agents and all of their successors and assigns (the “Buyer Indemnified Parties”) from and against any and all Damages incurred by the Buyer Indemnified Parties, whether or not resulting from third party claims, arising out of or resulting from:

(i) any breach by any Company of its representations or warranties made under this Agreement or in the certificate delivered pursuant to Section 9.1(c) (in each case, without giving effect to any materiality or Material Adverse Effect qualifiers, except in the case of the representations and warranties set forth in the first sentence of Section 3.16);

(ii) (A) any breach by any Company of any covenant or agreement made in this Agreement or any Transaction Document to which such Company is a party related to the period prior to Closing or (B) all obligations and liabilities of CCA and WK Seller pursuant to any tolling agreements entered into pursuant to Section 1.7(d);

(iii) any Closing Indebtedness or Company Transaction Expenses, including any amounts owed by the Companies after Closing to be processed by the Buyers pursuant to Section 6.6(b), to the extent not taken into account in the determination of the Purchase Price as provided in Section 1.4 or otherwise paid by a CCA Stockholder; and

(iv) any claim made by a COBRA Beneficiary pursuant to the coverage such COBRA Beneficiary is receiving from the Companies or their Affiliates under COBRA for health care claims incurred by such COBRA Beneficiary during the period from the Closing Date to the first (1st) anniversary of the Closing Date, reduced by any stop-loss insurance coverage applicable and employee insurance premiums paid with respect to such claims.

Each CCA Stockholder shall be liable only for its Pro Rata Portion of any Damages under this Section 10.2(b).

(c) Notwithstanding the foregoing or anything else herein to the contrary, after the Closing, (1) the CCA Stockholders shall have no liability to the Buyer Indemnified Parties under Section 10.2(b)(i) unless the aggregate amount of the Damages thereunder exceed $2,700,000 (the “Deductible”) after which the CCA Stockholders will be liable for Damages under Section 10.2(b)(i) only in excess of the Deductible, and (2) the maximum aggregate liability of the CCA Stockholders under Section 6.14, Section 10.2(a)(i) and Section 10.2(b)(i) shall be an amount in the aggregate equal to $27,000,000 (as adjusted pursuant to Section 10.2(d), the “Cap”), it being understood that (A) the Buyer Indemnified Parties shall not be entitled to any Damages under Section 6.14, Section 10.2(a)(i) or under Section 10.2(b)(i) from the CCA Stockholder in excess of the Cap and none of the CCA Stockholders shall have any liability for any Damages under Section 6.14, Section 10.2(a)(i) or under Section 10.2(b)(i) in excess of the Cap, and (B) CCA Stockholder shall have no liability to any Buyer Indemnified Party under Section 10.2(a)(i) or Section 10.2(b)(i) for any claims for indemnification made after the expiration of the twelve (12) month survival period.  Notwithstanding anything to the contrary contained herein, (x) in no event shall any CCA Stockholder have any liability to the Buyer Indemnified Parties hereunder in an aggregate amount that exceeds an amount equal to the portion of the Purchase Price received by such CCA Stockholder hereunder, (y) claims for fraud with scienter shall not be subject to the Deductible or the Cap (but shall be subject to clause (x) above) and (z) the Indemnity Escrow shall be the Buyer Indemnified Party’s sole source of recovery for any Damages under Section 6.14 or Section 10.2(b).  Without limiting the foregoing, in no event shall the CCA Stockholders have any liability pursuant to Section 10.2(b)(iv) in excess of $75,000 for any applicable plan year for any individual COBRA Beneficiary.

(d) On and as of the date that is six (6) months after the Closing Date, the Cap shall be reduced to an amount equal to (x) $13,500,000 plus (y) the amount of any claims by the Buyer Indemnified Parties for indemnification under this Agreement outstanding and unpaid as of such date, if any, pursuant to the terms and subject to the conditions set forth in this Agreement.  On and as of the date that is twelve (12) months after  the Closing Date, the Cap shall be reduced to the amount of any claims by the Buyer Indemnified Parties for indemnification under this Agreement outstanding and unpaid as of such date, if any, pursuant to the terms and subject to the conditions set forth in this Agreement.

(e) From and after Closing, Buyers, jointly and severally, shall defend, indemnify and hold harmless each CCA Stockholder, their Affiliates, and their respective employees, officers, directors, representatives and agents and all of their successors and assigns (the “CCA Indemnified Parties”) from and against any and all Damages incurred by the CCA Indemnified Parties, whether or not resulting from third party claims, arising out of or resulting from:

(i) any breach by any Buyer of its representations and warranties made under this Agreement, any Transaction Document or in the certificate delivered pursuant to Section 9.2(d) (in each case, without giving effect to any materiality or Material Adverse Effect qualifiers); and

(ii) any breach by any Buyer of any covenant or agreement made in this Agreement or any Transaction Document.

10.3 Procedures with Respect to Third Party Claims

.

(a) Any Claim for indemnification pursuant hereto on behalf of any Buyer Indemnified Party shall be made by Nexstar, and any Claim for indemnification pursuant hereto on behalf of any CCA Indemnified Party shall be made by the Sellers’ Representative.  A Party seeking indemnification pursuant hereto (an “indemnified party”) shall give prompt written notice to the Party from which indemnification is being demanded (the “indemnifying party”) of any demand, suit, Claim or assertion of liability by third parties that is subject to indemnification hereunder (a “Third Party Claim”), but a failure to give such notice or delaying such notice shall not affect the indemnified party’s rights or the indemnifying party’s obligations, except to the extent the indemnifying party’s ability to remedy, contest, defend or settle with respect to such Third Party Claim is thereby materially prejudiced and provided that, where applicable, such notice is given within the time period described in Section 10.1.

(b) The indemnifying party shall have the right to undertake the defense of, opposition to, compromise of, or settlement of, such Third Party Claim with counsel selected by it.  In the event that the indemnifying party does not undertake such defense, opposition, compromise or settlement, the indemnified party may undertake the defense, opposition, compromise or settlement of such Third Party Claim with counsel selected by it that is reasonably acceptable to the indemnifying party at the indemnifying party’s cost, except that the indemnified party shall not, without the indemnifying party’s prior written consent, settle or compromise any Third Party Claim or consent to entry of any judgment.

(c) Anything herein to the contrary notwithstanding:

(i) the indemnified party shall have the right, at its own cost and expense, to participate in the defense, opposition, compromise or settlement of the Third Party Claim;

(ii) the indemnifying party may not assume or continue to conduct the defense of such Third Party Claim if (1) the indemnifying party fails to provide written notice of its intent to assume the defense of such claim within thirty (30) days of receiving notice from the indemnified party of such Third Party Claim, (2) the amount in dispute exceeds the maximum amount for which the indemnifying party can then be liable pursuant to this Article 10 in light of the limitations on indemnification contained herein, if applicable, (3) the claim seeks non-monetary, equitable or injunctive relief or alleges violation of criminal law, (4) the indemnifying party does not, upon assumption of such defense in accordance with this Section 10.3, conduct the defense of the claim actively and diligently (in which case, the indemnifying party shall cease to control such claim), or (5) such claim includes as the named parties in any such claim both the indemnified party and the indemnifying party and the indemnified party or the indemnifying party reasonably determines upon the advice of counsel that representation of both parties by the same counsel would be prohibited by applicable codes of professional conduct;

(iii) the indemnifying party shall not, without the indemnified party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise any Third Party Claim or consent to entry of any judgment which (A) settlement, compromise or judgment does not include the giving by the Person making the Third Party Claim to the indemnified party of a release, without prejudice, from all liability and obligations in respect of such Third Party Claim, and (B) contains any covenants or undertakings binding on the indemnified party other than customary agreements to keep the terms of such settlement or compromise confidential; and

(iv) in the event that the indemnifying party undertakes the defense of or opposition to any Third Party Claim, the indemnified party, by counsel or other representative of its own choosing and at its sole cost and expense, shall have the right to consult with the indemnifying party and its counsel concerning such Third Party Claim and the indemnifying party and the indemnified party and their respective counsel shall cooperate in good faith with respect to such Third Party Claim.

10.4 No Special Damages, Mitigation

.  No indemnifying party shall be liable to any indemnified party for special, indirect, consequential, punitive or exemplary damages or lost profits, unless and to the extent such damages are payable to a third party. Each party agrees to exercise its commercially reasonable efforts to mitigate any Damages in respect of any pending or threatened Third Party Claim.

10.5 Offset

.  The amount of any Damages indemnifiable by any indemnifying party to any indemnified party pursuant to this Article 10 will be reduced to reflect (a) the value of any net Tax benefit (whether monetary or otherwise) that will be realized, directly or indirectly, by the indemnified party as a result of such Damages and (b) any amount actually recovered or recoverable by the indemnified party under insurance policies or otherwise with respect to such Damages.

10.6 Treatment of Indemnity Benefits

.  All payments made by the CCA Stockholders or Buyers, as the case may be, to or for the benefit of the other pursuant to any indemnification obligations under this Agreement shall be treated as adjustments to the Purchase Price for Tax purposes and such agreed treatment shall govern for purposes of this Agreement.

10.7 Environmental Liabilities

.  Notwithstanding anything herein to the contrary (and subject in all respects to the Cap), with respect to any Claim for indemnification regarding any breach of any representation or warranty under Section 3.9, the CCA Stockholders shall have no obligation to indemnify or hold harmless a Buyer Indemnified Party for (a) any Damages that would not have arisen but for any intrusive investigation (including any soil, groundwater or surface water sampling) by Buyers or any of their agents or representatives, except to the extent such intrusive investigation was consented to by the Sellers’ Representative, was required by or required to attain compliance with Environmental Laws or environmental permits or a Governmental Entity, was necessary to address a significant risk to human health or safety, or was affirmatively required in writing by a landlord or by a lease agreement, or (b) any investigation, monitoring or remedial costs or other related costs that exceed the cost to meet a reasonably cost-effective standard or remedy required by applicable Environmental Laws that is consistent with the commercial or industrial use of the site as of the Closing Date, as applicable (including any site-specific standards based on risk assessments and any remedies or standards that require or are limited to the imposition of deed restrictions, land use restrictions or monitored natural attenuation), that do not materially interfere with the use of or materially impair the value of the property and provided that such remedy is acceptable to (i) the Governmental Entity with jurisdiction over the condition if the approval of such Governmental Entity is required therefor under applicable Environmental Laws and (ii) any landlord (with respect to conditions on leased real property) if the approval of such landlord is required therefor, including under the applicable lease.  Notwithstanding the foregoing, Buyers may clean up to more stringent standards, but the incremental increased cost shall be borne by Buyers and not subject to indemnification by the CCA Stockholders.

10.8 Exclusive Remedies

.  Buyers, CCA and the CCA Stockholders acknowledge and agree that (except in the case of fraud and expect for remedies provided in Section 1.4, Section 6.12(b) and Section 11.4), if the Closing occurs, the indemnification provisions of Section 6.12(b), Section 6.14 and this Article 10 shall be the sole and exclusive remedies of the Buyer Indemnified Parties and the CCA Indemnified Parties for any breach of the representations or warranties or nonperformance of, breach or default under any covenants or agreements of the Parties contained in this Agreement or any Buyer Ancillary Agreements or CCA Ancillary Agreements, and no Party shall have any liability to any other Party or any of the Buyer Indemnified Parties or CCA Indemnified Parties under any circumstances for special, indirect, consequential, punitive or exemplary damages or lost profits, unless and to the extent such damages are payable to a third party; provided, however, that nothing contained in this Agreement shall relieve or limit the liability of any Party from any liability or Losses arising out of or resulting from such party’s fraud with scienter in connection with the transactions contemplated in this Agreement, the CCA Ancillary Agreements or the Buyer Ancillary Agreements. In furtherance of the foregoing, each of Buyers and the CCA Stockholders, on behalf of themselves and on behalf of the Buyer Indemnified Parties and the CCA Indemnified Parties, respectively, hereby waives, to the fullest extent permitted under Applicable Law, except in the case of fraud, any and all rights, Claims and causes of action it or they may have against the other(s) arising out of or resulting from any Applicable Law (including any such rights, Claims or causes of action arising under or based upon common law, tort or otherwise and relating to this Agreement, any CCA Ancillary Document or any Buyer Ancillary Document or the transactions contemplated hereby), other than any rights, Claims or Actions arising under this Article 10.

10.9 Effect of Investigation

.  The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement, any CCA Ancillary Agreement or Buyer Ancillary Agreement shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement, with respect to the accuracy or inaccuracy of or compliance with, any such representation, warranty, covenant or agreement.

ARTICLE 11

TERMINATION AND REMEDIES

11.1 Termination

.  Subject to Section 11.1(d), this Agreement may be terminated prior to Closing as follows:

(a) by mutual written agreement of Buyers and Sellers’ Representative;

(b) by written notice of Buyers to Sellers’ Representative if (i) Buyers are not in material breach of their obligations under this Agreement, (ii) CCA or the CCA Stockholders breach their representations or warranties, or default in the performance of their covenants, contained in this Agreement and (iii) all such CCA’s and CCA Stockholders’ breaches and defaults that are not cured within the Cure Period (as defined in Section 11.2), if any, would prevent the conditions to the obligations of Buyers set forth in Section 8.1 from being satisfied;

(c) by written notice of Sellers’ Representatives to Buyers if (i) CCA and the CCA Stockholders are not in material breach of their obligations under this Agreement, (ii) Buyers breach their representations or warranties, or default in the performance of their  covenants, contained in this Agreement and (iii) all such breaches and defaults by Buyers that are not cured within the Cure Period, if any, would prevent the conditions to the obligations of the CCA Stockholders set forth in Section 7.1 from being satisfied; provided, however, that no Cure Period shall apply to Buyers’ obligations to pay the Escrow Deposit Fund on the date hereof and to pay the Purchase Price at Closing; or

(d) by written notice of Buyers to Sellers’ Representatives, or by Sellers’ Representatives to Buyers, if the Closing does not occur by the date that is eighteen (18) months after the date of this Agreement (such date, the “Outside Date”), unless the Closing has not occurred by such date as a result of a material breach of this Agreement by the Party providing such notice of termination.

11.2 Cure Period

.  Buyers, on the one hand, or the Sellers’ Representative, on the other hand, as the case may be, shall give the other prompt written notice upon learning of any breach or default by the other Party under this Agreement, and such notice shall include a description of the breach.  The term “Cure Period” as used herein means a period commencing on the date Buyers or Sellers’ Representatives receive from the other written notice of breach or default hereunder and continuing until the earlier of (i) thirty (30) calendar days thereafter or (ii) five (5) Business Days after the date otherwise scheduled for Closing; provided, however, that if the breach or default is non-monetary and cannot reasonably be cured within such period but can be cured before the date five (5) Business Days after the scheduled Closing Date, and if diligent efforts to cure promptly commence, then the Cure Period shall continue as long as such diligent efforts to cure continue, but not beyond the date five (5) Business Days after the date otherwise scheduled for Closing.

11.3 Termination and Survival

.  Subject to Section 11.2 and Section 11.6, in the event of a termination of this Agreement by either Sellers’ Representative, on the one hand, or Buyers, on the other hand, as provided in Section 11.1, this Agreement shall terminate and, subject to Section 11.5, there shall be no liability or obligation on the part of any CCA Stockholder, the Sellers’ Representative, Buyers or their respective directors, officers, employees, incorporators, members, partners, equityholders, Affiliates, agents, attorneys or representatives; provided that the provisions of this Section 11.3 and Section 6.1 (Confidentiality), Section 6.12(b) (Financing Assistance), Section 11.5 (Liquidated Damages), Section 11.6 (Return of Escrow Deposit), Article 12 (Sellers’ Representative), (Section 13.1 (Expenses), Section 13.6 (Entire Agreement), Section 13.9 (Governing Law; Consent to Jurisdiction; Waiver of Jury Trial), Section 13.10 (Neutral Construction), Section 13.12 (Counterparts; Delivery by Facsimile/Email), Section 13.13 (Interpretation) and Section 13.15 (Mutual Non-Recourse) shall remain in full force and effect and survive any termination of this Agreement; provided, however, that, subject to Section 11.6, any such termination shall not relieve any Party of any liability for any breach or default of this Agreement that occurred prior to such termination.

11.4 Specific Performance

.

(a) Subject to Sections 11.4(b), 11.5 and 1.6, the Parties hereto acknowledge and agree that the Parties hereto would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance or breach of this Agreement by any Party hereto could not be adequately compensated by monetary damages alone and that the Parties hereto would not have any adequate remedy at law. Accordingly, in addition to any other right or remedy to which any Party hereto may be entitled, at law or in equity (including monetary damages), subject to Sections 11.4(b), 11.5 and 1.6, prior to the termination of this Agreement pursuant to Section 11.1, such Party shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief, subject to obtaining any required Governmental Consents, to prevent breaches or threatened breaches of any of the provisions of this Agreement without posting any bond or other undertaking.  Without limiting the generality of the foregoing, the Parties hereto agree that, subject to Section 11.4(b), the Party seeking specific performance shall be entitled to enforce specifically (a) a Party’s obligations under Section 1.7; and (b) a Party’s obligation to consummate the transactions contemplated by this Agreement (including the obligation to consummate the Closing and to pay the Purchase Price, if applicable), if the conditions set forth in Section 1.6, Article 7 or Article 8, as applicable, have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing) or waived.

(b) Notwithstanding the foregoing, it is explicitly agreed that the Sellers’ Representative, on behalf of the CCA Stockholders, shall be entitled to seek specific performance of Buyers’ obligation to consummate the Closing (including the consummation of the purchase of the CCA Shares and the WK Shares).  Without limiting the foregoing, CCA agrees that Buyers may enforce CCA’s rights with respect to the White Knight Entities’ obligations under the Options and the Option Exercise Agreement, as it relates to the WK Shares, and under the Option Exercise Agreement directly against the WK Seller, and Buyers hereby agree that they shall enforce any Claim under the Options and the Option Exercise Agreement against WK Seller prior to making a Claim against the CCA Stockholders under Section 6.14 or Article 10.  For the avoidance of doubt, the Sellers’ Representative may take any of the actions permitted by this Section 11.4 on behalf of and in the name of the CCA Stockholders.

11.5 Liquidated Damages

.

(a) If Sellers’ Representative, on behalf of the CCA Stockholders, terminates this Agreement pursuant to Section 11.1(c) under circumstances where (x) all of the conditions set forth in Section 1.6, Article 7 and Article 8 (other than those conditions that (i) by their nature would be satisfied at the Closing by actions that the Sellers’ Representative has indicated in writing to Buyers that the CCA Stockholders are willing and able to take or (ii) are unsatisfied as a result of Buyers’ breach of their representations and warranties or default in the performance of their covenants and agreements contained in this Agreement and the failure of such breaches or defaults to be cured within the Cure Period to the extent provided herein) have been satisfied or waived and (y) the Buyers have not consummated the Closing within two (2) Business Days after the date on which the Closing is scheduled to occur pursuant to Section 1.6(a), then the Escrow Deposit Fund shall be paid to CCA (or CCA’s designee) pursuant to the terms of this Agreement and the Escrow Agreement, Nexstar and the Sellers’ Representative shall execute and deliver to the Escrow Agent written instructions to such effect and such payment shall constitute liquidated damages.  Buyers acknowledge and agree that the payment of the Escrow Deposit Fund pursuant to this Section 11.5 shall constitute payment of liquidated damages and not a penalty and that such liquidated damages amount is reasonable in light of the substantial but indeterminate harm anticipated to be caused by Buyers’ material breach or default under this Agreement, the difficulty of proof of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder.

(b) Each of the CCA Stockholders, the Companies and the WK Seller acknowledge and agree that, notwithstanding anything to the contrary herein, if this Agreement is terminated pursuant to Section 11.1, under circumstances of termination by Sellers’ Representative delineated in Section 11.5(a), except in the case of fraud with scienter, the sole and exclusive remedy of such Party hereunder shall be the right to seek payment from the Escrow Deposit Fund pursuant to this Section 11.5 and in no event shall the Sellers’ Representative, any of the CCA Stockholders, the WK Seller, any Company or any of their respective Affiliates seek any damages or any other recovery, judgment of any kind, including consequential, indirect, or punitive damages against any Buyer, and the Sellers’ Representative, any of the CCA Stockholders, the WK Seller, any Company or any of their respective Affiliates shall be precluded from any other remedy against any Buyer at law or in equity or otherwise.

(c) The Parties acknowledge that the agreements contained in this Section 11.5 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, no Party would enter into this Agreement.

11.6 Return of Escrow Deposit

.  In all cases of termination of this Agreement, other than a termination of this Agreement by Sellers’ Representative on behalf of the CCA Stockholders which results in the payment of the Escrow Deposit Fund to CCA (or Seller’s designee) in accordance with Section 11.5 hereof, the Escrow Deposit Fund shall be paid to Buyers upon a termination of this Agreement in accordance with its terms, and Nexstar and the Sellers’ Representative shall execute and deliver to the Escrow Agent written instructions to such effect.

ARTICLE 12

SELLERS’ REPRESENTATIVE

12.1 Appointment of the Sellers’ Representative

.  By executing this Agreement, each CCA Stockholder hereby irrevocably appoints SP ComCorp LLC and its duly appointed successors as the Sellers’ Representative and its or his true and lawful exclusive attorney-in-fact and agent, with full power of substitution or resubstitution, to act on behalf of, and in the name, place and stead of, such CCA Stockholder in connection with this Agreement, the Transaction Documents and the transactions contemplated hereby or thereby or in any disputes involving this Agreement or the Transaction Documents (other than any disputes involving Actions for which such CCA Stockholder is solely liable), to do or refrain from doing all such further acts and things, and to execute all such documents, in the name of, and on behalf of, such CCA Stockholder, as the Sellers’ Representative deems necessary or appropriate in its sole discretion in connection with the Transactions,  to the extent set forth below.  The Sellers’ Representative shall have the power:

(a) to determine if the conditions to the CCA Stockholders’ obligation to consummate the Transactions set forth in Section 7.1 have been met or to waive one or more of the same on behalf of the CCA Stockholders;

(b) to take all actions to determine the Purchase Price and resolve any disputes related thereto, as set forth in Section 1.4 hereof, including, without limitation, to negotiate, settle or compromise any dispute related thereto and deliver and receive notices;

(c) to receive, hold and pay any portion of the Purchase Price paid to the Sellers’ Representative in accordance with this Agreement;

(d) to execute and deliver, in the name of and on behalf of such CCA Stockholder, the Transaction Documents, as applicable, to which such CCA Stockholder is a party (with such modifications or changes therein as to which the Sellers’ Representative, in its sole and absolute discretion, shall have consented) and to execute and deliver in the name of and on behalf of such CCA Stockholder such amendments, modifications, supplements and side letters thereto as the Sellers’ Representative, in its sole and absolute discretion, determines to be necessary or desirable provided, that the Sellers’ Representative may not execute or deliver any material or adverse amendments, modifications, supplements or side letters under this Section 12.1(d) without first obtaining the written approval of each of the CCA Stockholders;

(e) to execute and deliver in the name of and on behalf of such CCA Stockholder such waivers and consents in connection with this Agreement and the Transaction Documents to which such CCA Stockholder is a party,  to consummate the Transactions and/or to terminate this Agreement, in each case, as the Sellers’ Representative, in its sole and absolute discretion, may deem necessary or desirable;

(f) to apply the Purchase Price to the payment of, or reimbursement of the Sellers’ Representative for, the reasonable, necessary and documented out-of-pocket fees, costs, expenses and liabilities which the Sellers’ Representative incurs in the performance of its duties pursuant to this Agreement or the Transaction Documents to which any CCA Stockholder is a party;

(g) as the Sellers’ Representative, to enforce and protect the rights and interests of the CCA Stockholders and to enforce and protect the rights and interests of all CCA Stockholders arising out of or under or in any manner relating to this Agreement and the Transaction Documents, and to take any and all actions which the Sellers’ Representative believes are necessary or appropriate under this Agreement or the Transaction Documents for and on behalf of CCA Stockholders, including (i) consenting to, compromising or settling any such Claims, conducting negotiations with Buyers and the Companies and their respective representatives regarding such Claims, (ii) asserting or instituting any Claim against any Person (including pursuant to Section 6.12(b), Section 6.14 or Article 10); (iii) investigating, defending, contesting or litigating any Claim (including pursuant to Section 6.12(b), Section 6.14 or Article 10) (other than Claims for which such CCA Stockholder is solely liable) initiated by Buyers or any other Person, or by any Governmental Entity against the Sellers’ Representative, the Companies and/or any of the CCA Stockholders, and receive process on behalf of any or all CCA Stockholders in any such Claim and compromise or settle on such terms as the Sellers’ Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such Claim, action, proceeding or investigation; (iv) file any proofs of debt, Claims and petitions as the Sellers’ Representative may deem advisable or necessary; (v) settle or compromise any Claims (including pursuant to Section 6.12(b), Section 6.14 or Article 10) (other than Claims for which such CCA Stockholder is solely liable) asserted under either this Agreement or the Transaction Documents; and (vi) file and prosecute appeals from any decision, judgment or award rendered in any such Claim (including pursuant to Section 6.12(b), Section 6.14 or Article 10) (other than Claims for which such CCA Stockholder is solely liable), it being understood that the Sellers’ Representative (i) shall not have any obligation to take any such actions, (ii) shall not have any liability for any failure to take any such actions and (iii) shall not have the power to settle or compromise any Claims for which the CCA Stockholder may have separate defenses or which settlement or compromise would result in any CCA Stockholder being treated differently than any other CCA Stockholder.

(h)  to refrain from enforcing any right of CCA Stockholders arising out of or under or in any manner relating to this Agreement and the Transaction Documents; provided, however, that no such failure to act on the part of the Sellers’ Representative, except as otherwise provided for in this Agreement or in the Transaction Documents, as applicable, shall be deemed a waiver of any such right or interest by the Sellers’ Representative or by the CCA Stockholders, unless such waiver is in writing signed by the waiving party or by the Sellers’ Representative;

(i) to make, execute, acknowledge, receive and deliver all such other agreements, settlement agreements, release of Claims, guarantees, orders, receipts, endorsements, notices, requests, information, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Sellers’ Representative, in its reasonable discretion, may consider necessary or appropriate in connection with or to carry out the Transactions;

(j) to hold, in anticipation of Closing, and to deliver to Buyers at Closing, any Share certificates representing the CCA Shares and WK Shares (or affidavits of lost certificates, including customary indemnification provisions), duly endorsed in blank for transfer, and irrevocable stock powers duly executed in blank; and

(k) to take all such actions as may be reasonably necessary after the date hereof, including without limitation after the Closing Date, to carry out any of the Transactions, including the actions required or permitted to be taken by the Sellers’ Representative under Section 6.14 or Article 10 and the defense and/or settlement of any Claims for which indemnification is sought pursuant to Section 6.12(b), Section 6.14 or Article 10 (in each case, other than Claims the Damages for which any CCA Stockholder (i) is or may be solely liable, (ii) is or may be liable in an amount different from the amount of such Damages for which any other CCA Stockholder may be liable subject to pro rata calculation, or (iii) may have different defenses than any other CCA Stockholder).

(l) Notwithstanding anything in this Agreement to the contrary, the Sellers’ Representative may not take or refrain from taking any action that would have the legal or practical effect of treating any CCA Stockholder differently from any other CCA Stockholder or result in any CCA Stockholder being subject to any injunctive or equitable relief or non-monetary damages or making any admission of wrong doing; provided, that, for the avoidance of doubt, nothing in this Section 12.1(l) shall prohibit the Sellers’ Representative from taking, prior to Closing, any action explicitly permitted by the Stockholders’ Agreement or any other agreement among the CCA Stockholders or related to the Companies, or, after Closing, with respect to the CCA Stockholders only, any action that would have been explicitly permitted under the Stockholders’ Agreement or such other agreement if it remained in effect.

12.2 Payment of Purchase Price

.  Notwithstanding anything to the contrary herein, the Sellers’ Representative may retain a reasonable portion of the Purchase Price and any other amounts received by it hereunder to fund the COBRA Fund, any CCA Option Payment not paid by the Company, expenses, charges and Damages incurred by the Sellers’ Representative in connection with this Agreement and the other Transaction Documents, with any excess being delivered to CCA Stockholders at such time as the Sellers’ Representative shall determine, but in no event later than the date that is one (1) Business Day after the release of all remaining amounts from the Indemnity Escrow, except for the COBRA Fund, from which any excess shall be delivered to the CCA Stockholders not later than the date that is one (1) Business Day after payment by Buyers of any excess to the Sellers’ Representative.  On the Closing Date, Buyers shall deliver the Initial Purchase Price to the Sellers’ Representatives at which time the Sellers’ Representative shall (i) determine each CCA Stockholder’s Pro Rata Portion of the expenses, charges and Damages to be paid by the CCA Stockholders hereunder, (ii) deduct from the amounts otherwise payable to each CCA Stockholder hereunder, such CCA Stockholder’s Pro Rata Portion of such expenses, charges and Damages, and (iii) distribute the remaining amounts to CCA Stockholders based upon their respective Pro Rata Portions thereof.  At any time that an amount is to be paid to the CCA Stockholders hereunder or at any time as determined by the Sellers’ Representative, the Sellers’ Representative shall calculate the Pro Rata Portion of the Transaction Proceeds for each CCA Stockholder as of such date of determination.  Each CCA Stockholder hereby agrees to cooperate with the Sellers’ Representative and otherwise make such payments of any portion of the Transaction Proceeds received by such CCA Stockholder in excess of its Pro Rata Portion thereof to any CCA Stockholder or CCA Stockholders who have received less than their Pro Rata Portion thereof in order to effect the principle that, as of any date of determination, each CCA Stockholder shall receive a portion of the Transaction Proceeds equal to its Pro Rata Portion thereof.

12.3 Other Powers and Duties of the Sellers’ Representative

.  The appointment of the Sellers’ Representative is deemed coupled with an interest and is irrevocable, and the Parties hereto and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Sellers’ Representative in all matters referred to herein. Any action taken by the Sellers’ Representative will be in writing and will be signed by the Sellers’ Representative. All notices required to be made or delivered by Buyers to the CCA Stockholders will be made to the Sellers’ Representative, which will discharge in full all other notice requirements of the Buyers to the CCA Stockholders with respect thereto. The CCA Stockholders hereby confirm and ratify all that the Sellers’ Representative does or causes to be done by virtue of its appointment as the representative of the CCA Stockholders hereunder to the extent consistent with the terms of this Agreement. The Sellers’ Representative will act for the CCA Stockholders on all of the matters set forth in this Agreement, consistent with the obligations of the CCA Stockholders under this Agreement, but the Sellers’ Representative is not responsible for any liability or obligation of any CCA Stockholder and is not responsible to the CCA Stockholders for any loss or damages which the CCA Stockholders may suffer by the performance of the Sellers’ Representative’s duties under this Agreement, other than loss or damages arising from breach of its obligations or duties hereunder, violation of any Applicable Law or fraud or lack of good faith in the performance of such duties or obligations under this Agreement and in no event do any such losses or damages include consequential, incidental, indirect, special, exemplary or punitive losses or damages of any kind whatsoever (including but not limited to lost profits), even if the Sellers’ Representative has been advised of the likelihood of such loss or damage and regardless of the form of action. The Sellers’ Representative does not have any duties or responsibilities, except those expressly set forth in this Agreement, the duty to act in good faith and the duty to comply with Applicable Law and no other implied covenants, functions, responsibilities, duties, obligations or liabilities are read into this Agreement or otherwise exist against the Sellers’ Representative.

12.4 Reliance by the Sellers’ Representative

.  The Sellers’ Representative is entitled to rely, and is fully protected in relying, upon any statements furnished to it by any Party hereto which may reasonably be deemed by the Sellers’ Representative to be reliable or any other evidence reasonably deemed by the Sellers’ Representative to be reliable, and the Sellers’ Representative is entitled to act on the advice of counsel selected by it. The Sellers’ Representative is fully justified in failing or refusing to take any action under this Agreement unless it has received such advice or concurrence of the CCA Stockholders as it deems appropriate or it has been expressly indemnified to its satisfaction by the CCA Stockholders (severally but not jointly) against any and all liability and expense that the Sellers’ Representative may incur by reason of taking or continuing to take any such action.

12.5 Expenses of the Sellers’ Representative

.  The Sellers’ Representative is entitled to retain counsel and other advisors and to incur such expenses (including court costs and reasonable attorneys’ fees and expenses) as the Sellers’ Representative deems to be necessary or appropriate in connection with its performance of its obligations under this Agreement, including in connection with the defense of any Claim related hereto, including any Claim for indemnification, and any matter arising under this Agreement and the other Transaction Documents.  Each CCA Stockholder will bear its Pro Rata Portion of all reasonable fees and expenses incurred by the Sellers’ Representative in performing its duties hereunder.

12.6 Indemnification

.

(a) Each CCA Stockholder hereby agrees (severally but not jointly in proportion to its Pro Rata Portion) to indemnify the Sellers’ Representative and its members, shareholders, directors, officers and employees (in its capacity as such) against, and to hold the Sellers’ Representative and its members, shareholders, directors, officers and employees (in its capacity as such) harmless from, any and all Damages of whatever kind which may at any time be imposed upon, incurred by or asserted against the Sellers’ Representative and its members, shareholders, directors, officers and employees in such capacity in any way relating to or arising out of the Sellers’ Representative’s action or failure to take action pursuant to this Agreement or in connection herewith in such capacity; provided, however, that no CCA Stockholder shall liable for the payment of any portion of such Damages to the extent resulting from the fraud of the Sellers’ Representative, or breach of Applicable Law or breach of this Agreement by the Sellers’ Representative. Each CCA Stockholder hereby authorizes the Sellers’ Representative to apply proceeds otherwise distributable to such CCA Stockholder pursuant to this Agreement to satisfy any of such CCA Stockholder’s obligations under this Section 12.6.  Each CCA Stockholder acknowledges and agrees that the foregoing indemnities shall survive the resignation or removal of the Sellers’ Representative or the termination of this Agreement.

(b) In the event of any indemnification under this Agreement, upon written notice from the Sellers’ Representative to the CCA Stockholders as to the existence of a deficiency toward the payment of any such indemnification amount, each CCA Stockholder shall promptly deliver to the Sellers’ Representative full payment of his or her Pro Rata Portion of the amount of such deficiency.

12.7 Accounting

.  Upon the written request of any CCA Stockholder, the Sellers’ Representative shall provide such CCA Stockholder with an accounting of all monies received and distributed by the Sellers’ Representative, in its capacity as the Sellers’ Representative, and shall provide such CCA Stockholder with such other reasonable information regarding the Sellers’ Representative’s actions, in its capacity as the Sellers’ Representative, as such holder may reasonably request.

12.8 Administration

.  Without limiting any provision of Article 12 hereof, each of the Parties acknowledges and agrees that the Sellers’ Representative is a party to this Agreement solely to perform certain administrative functions in connection with the consummation of the Transactions.  Accordingly, each of the Parties acknowledges and agrees that the Sellers’ Representative (solely in its capacity as such) shall have no liability to, and shall not be liable for any Damages of, any Party or any Person entitled to indemnification under the other sections of this Agreement in connection with any obligations of the Sellers’ Representative under this Agreement or the Transaction Documents or otherwise in respect of this Agreement or the Transactions.  In furtherance (and not in limitation) of the provisions set forth in this Article 12, the CCA Stockholders shall use their respective commercially reasonable efforts to take or cause to be taken all reasonable actions necessary or desirable to effect this Article 12 or as otherwise reasonably requested by the Sellers’ Representative in connection with the Transactions as promptly as is practicable.

12.9 Resignation

.  The Sellers’ Representative may at any time resign by giving written notice of its resignation to Buyers and the CCA Stockholders (at the address specified in Annex E hereto) specifying the date on which its resignation shall become effective; provided that such resignation shall not be effective until the CCA Stockholders, by the affirmative vote of the CCA Stockholders holding CCA Shares that represent over 50% of the number of outstanding CCA Shares immediately prior to the Closing, appoint a successor Sellers’ Representative which agrees in writing with the Parties hereto to be bound by the provisions of this Agreement applicable to the Sellers’ Representative, and notify Buyers in writing of such appointment.

12.10 Survival/General

.  Notwithstanding any other provisions of this Agreement to the contrary, the agreements in this Article 12 shall survive termination of this Agreement.  All of the indemnities, immunities and powers granted to the Sellers’ Representative under this Agreement shall survive the Closing Date and/or any termination of this Agreement and/or the Transaction Documents.  The provisions of this Article 12 shall be binding upon any successor, executor, trustee or permitted assign of a CCA Stockholder.

ARTICLE 13

MISCELLANEOUS

13.1 Expenses

.  Except as may be otherwise specified herein, each Party shall be solely responsible for all costs and expenses incurred by it in connection with the negotiation, preparation and performance of and compliance with the terms of this Agreement.  If more than one HSR Act filing is necessary because a Party has more than one ultimate parent entity, then such Party shall pay the HSR Act filing fees for any additional filings.  Each Party is responsible for any commission, brokerage fee, advisory fee or other similar payment that arises as a result of any agreement or action of it or any party acting on its behalf in connection with this Agreement or the transactions contemplated hereby.  In the event of any litigation regarding or arising from this Agreement prior to the Closing, the prevailing Party as determined by a court of competent jurisdiction in a final non-appealable judgment shall be entitled to recover its reasonable costs and expenses (including attorneys’ fees and expenses) incurred therein or in the enforcement or collection of any judgment or award rendered therein.

13.2 Further Assurances

.  After Closing, each Party shall from time to time, at the request of and without further cost or expense to the other, execute and deliver such other instruments of conveyance and assumption and take such other actions as may reasonably be requested in order to more effectively consummate the transactions contemplated hereby.

13.3 Assignment

.  Except as specifically outlined in Section 1.7, no Party may assign this Agreement without the prior written consent of the other Parties hereto, provided, however, that each Buyer may by written notice to, but without consent of, CCA, assign its rights and obligations hereunder to an Affiliate of such Buyer, provided that any such assignment does not materially delay the processing of the FCC Applications, the grant of the FCC Consent, the HSR Clearance or the Closing.  The terms of this Agreement shall bind and inure to the benefit of the Parties’ respective successors and any permitted assigns, and no assignment shall relieve any Party of any obligation or liability under this Agreement.  Notwithstanding the foregoing, each Buyer may assign any or all of its rights under this Agreement to any of its Affiliates or to its or its subsidiaries’ lenders as collateral security without the consent of any of the other parties hereto, and no assignment shall relieve any Party of any obligation or liability under this Agreement.

13.4 Notices

.  Any notice pursuant to this Agreement shall be in writing and shall be deemed delivered on the date of personal delivery or confirmed facsimile transmission or confirmed delivery by a nationally recognized overnight courier service, and shall be addressed as follows (or to such other address as any Party may request by written notice):

if to Sellers’ Representative:                                                                           SP ComCorp LLC
c/o Silver Point Capital, L.P.
2 Greenwich Plaza, 1st Floor
Greenwich, CT 06830
Attention:  General Counsel
Facsimile:  (203) 542-4308

with a copy (which shall not
constitute notice to Sellers’ Representative) to:

Dow Lohnes PLLC
1200 New Hampshire Avenue, N.W.
Washington, DC  20036
Attention:  William S. Dudzinsky, Jr.
Facsimile:  (202) 776-2222

if to Nexstar:                                                      Nexstar Broadcasting, Inc.
5215 N. O’Connor Blvd, Suite 1400
Irving, TX 75039
Attention:  Perry Sook
Fax: (972) 373-8888

with a copy (which shall not                                                                                                           Kirkland & Ellis LLP
constitute notice to Nexstar) to:                                                                                                           601 Lexington Avenue
New York, NY 10022
Attention:  Armand A. Della Monica
Fax:  (212) 446-4900

if to WK Buyer:                                                      Mission Broadcasting, Inc.
Mission Broadcasting, Inc.
30400 Detroit Road
Suite 304
Westlake, OH 44145-1855
Attention:  Dennis P. Thatcher
Email: missionbroadcasting@gmail.com
Facsimile: (877) 268-6040

with a copy (which shall not
constitute notice to WK Buyer) to:                                                                                                           Wiley Rein LLP
1776 K Street, NW
Washington DC  20006
Attention: Doc Bodensteiner
Email: doc@wileyrein.com
Facsimile: (202) 719-7049

13.5 Amendments

.  No amendment or waiver of compliance with any provision hereof or consent pursuant to this Agreement shall be effective unless evidenced by an instrument in writing signed by the Party against whom enforcement of such amendment, waiver, or consent is sought.

13.6 Entire Agreement

.  The Schedules, Annexes and Exhibits hereto are hereby incorporated into this Agreement.  This Agreement, together with any other agreement executed on the date hereof in connection herewith, constitutes the entire agreement and understanding among the Parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings with respect to the subject matter hereof, except the NDA, which shall remain in full force and effect.  No Party makes any representation or warranty with respect to the transactions contemplated by this Agreement except as expressly set forth in this Agreement (or in any other agreement or any of the Buyer Ancillary Agreements or CCA Ancillary Agreements executed on the date hereof or thereof in connection herewith).

13.7 Severability

.  If any Governmental Entity holds any provision in this Agreement invalid, illegal or unenforceable as applied to any Party or to any circumstance under any Applicable Law, then, so long as no Party is deprived of the benefits of this Agreement in any material respect, (a) such provision, as applied to such Party or such circumstance, is hereby deemed modified to give effect to the original written intent of the Parties to the greatest extent consistent with being valid and enforceable under Applicable Law, (b) the Parties will use good faith efforts to negotiate a replacement provision to give effect to the original written intent of the Parties to the greatest extent consistent with being valid and enforceable under Applicable Law, (c) the application of such provision to any other Party or to any other circumstance will not be affected or impaired thereby and (d) the validity, legality and enforceability of the remaining provisions of this Agreement will remain in full force and effect.

13.8 Third Party Beneficiaries

.  Except as provided in Section 5.3 and Section 13.15, nothing in this Agreement expressed or implied is intended or shall be construed to give any rights to any Person other than the Parties hereto and their successors and permitted assigns.

13.9 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial

.

(a) This Agreement and the negotiation, execution, performance or nonperformance, interpretation, termination, construction and all matters based upon, arising out of or related to this Agreement, whether arising in law or in equity (collectively, the “Covered Matters”), and all Claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to the Covered Matters, except for documents, agreements and instruments that specify otherwise, shall be governed by the laws of the State of Delaware without giving effect to the choice of law provisions thereof.

(b) All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the State of New York located in the City of New York, Borough of Manhattan, or of the United States of America for the Southern District of New York, and the Parties hereto hereby irrevocably submit to the exclusive jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such Action and irrevocably waive the defense of an inconvenient forum to the maintenance of any such action or proceeding.  The consents to jurisdiction set forth in this Section 13.9 shall not constitute general consents to service of process in the State of New York and shall have no effect for any purpose except as provided in this Section 13.9 and shall not be deemed to confer rights on any third party.  The Parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.

(c) EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF  ANY OTHER PARTY HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

13.10 Neutral Construction

.  The Parties agree that this Agreement was negotiated at arms-length and that the final terms hereof are the product of the Parties’ negotiations.  This Agreement shall be deemed to have been jointly and equally drafted by Buyers, on one hand, and CCA and the CCA Stockholders, on the other hand, and the provisions hereof should not be construed against a Party on the grounds that the Party drafted or was more responsible for drafting the provision.

13.11 Cooperation

.  After Closing, each Party shall cooperate with the other in the investigation, defense or prosecution of any third party Action which is pending or threatened against any Party or its Affiliates with respect to the Business, the CCA Shares or the WK Shares, whether or not any party has notified the other of a Claim for indemnity with respect to such matter.  Without limiting the generality of the foregoing, Buyers shall make available the Employees to give depositions or testimony and shall furnish all documentary or other evidence that the Sellers’ Representative may reasonably request.  CCA Stockholders shall reimburse Buyers for all reasonable and necessary out-of-pocket third party expenses incurred in connection with the performance of Buyers’ obligations under this Section 13.11.

13.12 Counterparts; Delivery by Facsimile/Email

.  This Agreement may be executed in separate counterparts, each of which will be deemed an original and all of which together will constitute one and the same agreement.  This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by facsimile transmission or electronic mail in pdf form, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.  At the request of any Party hereto or to any such agreement or instrument, each other Party hereto or thereto shall re-execute original forms thereof and deliver them to all other Parties.  No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email as a defense to the formation or enforceability of a contract and each such Party forever waives any such defense.

13.13 Interpretation

.  Article titles and section headings herein are for convenience of reference only and are not intended to affect the meaning or interpretation of this Agreement.  The Schedules and Annexes hereto shall be construed with and as an integral part of this Agreement to the same extent as if set forth verbatim herein.  Where the context so requires or permits, the use of the singular form includes the plural, and the use of the plural form includes the singular.  Without limiting the generality of the foregoing, it is hereby acknowledged and agreed that (a) the terms “CCA Stockholder” or “CCA Stockholders” shall include and mean, as applicable, any and each applicable CCA Stockholder individually and not just the CCA Stockholders collectively or as a group, (b) the term “Station” or “Stations” shall include and mean, as applicable, any and each applicable Station or Stations individually and not just the Stations collectively or as a group, except where use of the phrase “Stations, taken as a whole” is otherwise used herein, (c) with respect to any and all covenants and agreements of CCA in this Agreement, any such covenant or agreement shall be deemed to include CCA’s obligation to cause the White Knight Entities to perform such covenants and agreements, as applicable, and (d) for purpose of determining the payments required under Section 1.2 of this Agreement, amounts included in Net Working Capital, Closing Indebtedness, Company Transaction Expenses and Project Adjustment shall be without duplication of each other.  When used in this Agreement, unless the context clearly requires otherwise, (i) words such as “herein,” “hereof,” “hereto,” “hereunder,” and “hereafter” shall refer to this Agreement as a whole, (ii) the term “including” shall not be limiting, (iii) the word “or” shall not be exclusive, (iv) the term “ordinary course” or “ordinary course of business” shall refer to the ordinary manner in which CCA operates the Business consistent with reasonable past practices, (v) the terms “Dollars”, “dollars” and “$” each mean lawful money of the United States of America, (vi) the term “Buyer Principal Liaisons” shall mean Perry Sook and Tom Carter or any of their respective successors, (vii) the phrase “Stations, taken as a whole” shall be deemed to refer to, collectively, all Stations (including the Business of each such Station), (viii)  the term “Person” shall mean any natural person or any corporation, limited liability company, partnership, joint venture, trust or other legal entity, and (ix) the term “Affiliate” shall mean, with respect to a specified Person, any Person or member of a group of Persons acting together that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.  As used in this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

13.14 Certain Definitions

.  As used in this Agreement, the following terms have the respective meanings set forth below.

“2007 Option Plan” means Communications Corporation of America 2007 Equity Incentive Plan, adopted as of October 4, 2007.

“401(k) Plan” has the meaning set for in Section 6.20(a).

“Accounting Firm” means Deloitte, LLP.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than the Buyers) relating to any (a) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Companies (excluding sales of assets in the ordinary course of business) equal to fifty-one percent (51%) or more of the value of the assets of the Companies, taken as a whole, or to which fifty-one percent (51%) or more of the revenues or earnings of the Companies, taken as a whole, are attributable; (b) tender offer for, or direct or indirect acquisition (whether in a single transaction or a series of related transactions) of, fifty-one percent (51%) or more of the equity securities of the Companies, taken as a whole; or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving substantially all of the Companies or involving the assets of the Companies with a value set forth in clause (a) of this definition; in each case, other than the transactions contemplated by the Agreement.

“Action” has the meaning set forth in Section 3.14.

“Adjudicated Purchase Price” has the meaning set forth in Section 1.4(f).

“Adjudicated Statement” has the meaning set forth in Section 1.4(f).

“Adjudication Period” has the meaning set forth in Section 1.4(f).

“Affiliate” has the meaning set forth in Section 13.13.

“Agreement” has the meaning set forth in the Preamble.

“Applicable Law” has the meaning set forth in Section 3.13.

“Assets” means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated), including the goodwill related thereto, operated, owned or leased by the Companies.

“Assistance Breach Notice” has the meaning set for in Section 6.12(b).

“Available Financing” has the meaning set forth in Section 6.12(c)(i).

“Base Purchase Price” has the meaning set forth in Section 1.2(a).

“Benefit Plans” has the meaning set forth in Section 3.11(d).

“Business” has the meaning set forth in the Recitals.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banks are required by law to be closed in New York City.

“Business Systems” has the meaning set forth in Section 3.10(c).

“Buyer(s)” has the meaning set forth in the Preamble.

“Buyer Ancillary Agreements” has the meaning set forth in Section 4.1.

“Buyer Indemnified Parties” has the meaning set forth in Section 10.2(b).

“Cap” has the meaning set forth in Section 10.2(c).

“Cap Ex Budget” has the meaning set forth in Section 6.19.

“Capital Lease” means a lease of property that is required to be capitalized under GAAP.

“CCA” has the meaning set forth in the Preamble.

“CCA Ancillary Agreements” has the meaning set forth in Section 3.1.

“CCA Entity” has the meaning set forth in the Recitals.

“CCA FCC Application” has the meaning set forth in Section 1.7(a).

“CCA Holdco” has the meaning set forth in the Recitals.

“CCA Indemnified Parties” has the meaning set forth in Section 10.2(e).

“CCA Management Services Agreement” means the Management Services Agreement, dated as of October 4, 2007, by and between CCA and Silver Point Capital, L.P, as in effect from time to time.

“CCA Option Payments” has the meaning set forth in Section 6.6(b).

“CCA Payoff Letters” means letters (in a form and substance reasonably acceptable to the Buyers) from CCA’s senior and subordinated lenders setting forth the amounts required to satisfy all indebtedness for borrowed money, notes payable, letters of credit or similar facilities, including any guaranties by the WK Entities and including all principal, interest, default interest, penalties, prepayment penalties, make-whole amounts, costs and expenses in respect thereof to such lenders as of the Effective Time.

“CCA Shares” has the meaning set forth in the Recitals.

“CCA Station(s)” has the meaning set forth in the Recitals.

“CCA Stockholder(s)” has the meaning set forth in the Preamble.

“CCA Stockholder Ancillary Agreements” has the meaning set forth in Section 2.1.

“Claim” has the meaning set forth in Section 4.7.

“Closing” has the meaning set forth in Section 1.6.

“Closing Indebtedness” means the aggregate amount of Indebtedness for borrowed money of the Companies as of immediately prior to the Effective Time, excluding any inter-Company Indebtedness of the Companies and any Capital Leases.

“Closing Date” has the meaning set forth in Section 1.6(b).

“Closing Statement” has the meaning set forth in Section 1.4(a).

“COBRA” has the meaning set forth in Section 3.11(f).

“COBRA Beneficiary” has the meaning set forth in Section 1.5.

“COBRA Claims” has the meaning set forth in Section 1.5.

“COBRA Coverage” has the meaning set forth in Section 1.5.

“COBRA Fund” has the meaning set forth in Section 1.5.

“Code” means the Internal Revenue Code of 1986, as amended.

“Communications Laws” has the meaning set forth in Section 1.7(d).

“Companies” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Recitals.

“Company Indemnified Parties” has the meaning set forth in Section 5.3.

“Company Transaction Expenses” means (a) all fees, costs and expenses (excluding the WK Exercise Price) (including those related to travel, legal, accounting or investment banking) incurred, in each case, on or prior to the Closing (whether or not invoiced) and unpaid at the Closing with any Company retaining the liability to pay post-Closing, and are payable by or on behalf of any Company, related to or arising out of the negotiation, execution and delivery and consummation of the transactions contemplated by this Agreement and due and payable, including to the extent unpaid at Closing (i) the fees and expenses of Milbank, Tweed, Hadley & McCloy LLP, Dow Lohnes PLLC, Greenberg Traurig LLP, Debevoise & Plimpton LLP, Fortgang Consulting LLC  and Houlihan Lokey, (ii) other accounting, tax, professional, advisory or consulting fees and expenses, and (iii) without duplication of any Indebtedness, any success, retention or change of control bonus or severance or similar payments owing by any Company as a result of the transactions contemplated by this Agreement, together with the employer’s portion of any employment Taxes associated therewith (other than any severance payments arising as a result of the termination of any employee of any Company after the Closing at the direction of Buyers); and (b) to the extent unpaid at Closing, all fees, costs and expenses payable to any party in connection with the termination of any agreement pursuant to Section 6.4; provided, however, for the avoidance of doubt, Company Transaction Expenses shall not include any fees, costs and expenses incurred by the Companies and/or the CCA Stockholders in connection with Section 6.12(b).

“Conflicting Interests” has the meaning set forth in Section 4.3.

“Contracts” has the meaning set forth in Section 3.8(a).

“Covered Matters” has the meaning set forth in Section 13.9.

“Cure Period” has the meaning set forth in Section 11.2.

“Damages” means, with respect to any Person, any and all losses, costs, damages, liabilities and expenses, including reasonable attorneys’ fees and expenses, whether or not arising out of a third party claim, against or affecting such Person.

“Debt” has the meaning set forth in Section 4.7.

“Deductible” has the meaning set forth in Section 10.2(c).

“Disclosure Schedules” means the disclosure schedules referenced herein and attached to this Agreement.

“Dispute Resolution Period” has the meaning set forth in Section 1.4(e).

“Divestiture Application” has the meaning set forth in Section 1.7(h).

“DMA” has the meaning set forth in Section 3.4(b).

“DOJ” has the meaning set forth in Section 1.7(e).

“Earnings” means (i) with respect to the Escrow Deposit, all interest on, or other proceeds of, the Escrow Deposit Fund, and (ii) with respect Escrow Amount, all interest on, or other proceeds of, the Escrow Amount.

“Effect” has the meaning set forth in Section 8.7.

“Effective Time” has the meaning set forth in Section 1.6(b).

“Employees” has the meaning set forth in Section 3.11(a).

“Enforceability Exceptions” has the meaning set forth in Section 3.2.

“Environmental Law” has the meaning set forth in Section 3.9.

“EPCRS” has the meaning set for in Section 6.20(b).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“Escrow Agent” has the meaning set forth in Section 1.3.

“Escrow Agreement” has the meaning set forth in Section 1.3.

“Escrow Deposit” has the meaning set forth in Section 1.3.

“Escrow Deposit Fund” has the meaning set forth in Section 1.3.

“Estimated Closing Statement” has the meaning set forth in Section 1.4(a).

“Estimated Net Working Capital Amount” has the meaning set forth in Section 1.4(a).

“FCC” has the meaning set forth in the Recitals.

“FCC Applications” has the meaning set forth in Section 1.7(a).

“FCC Consent” has the meaning set forth in Section 1.7(a).

“FCC Licenses” means all licenses, permits and other authorizations issued to the FCC Licensees by the FCC with respect to the Stations.

“FCC Licensee” or “FCC Licensees” means the CCA Entity or White Knight Entity, or entities, as applicable listed as holding the FCC Licenses on Schedule 3.4(a).

“Final Purchase Price” has the meaning set forth in Section 1.4(b).

“Final Order” means an Action by the FCC (i) that has not been vacated, reversed, stayed, enjoined, set aside, annulled or suspended; (ii) with respect to which no request for stay, motion or petition for rehearing, reconsideration or review, or application or request for review or notice of appeal or sua sponte review by the FCC is pending; and (iii) as to which the time for filing any such request, motion, petition, application, appeal or notice, and for the entry of orders staying, reconsidering or reviewing on the FCC’s own motion has expired.

“Financial Statements” has the meaning set forth in Section 3.15(a).

“Financing” has the meaning set forth in Section 6.12(b).

“Financing Breach Notice” has the meaning set forth in Section 6.12(c)(ii).

“FTC” has the meaning set forth in Section 1.7(e).

“GAAP” means, with respect to any date of determination, United States generally accepted accounting principles as in effect on such date of determination, consistently applied.

“Governmental Consents” has the meaning set forth in Section 1.7(f).

“Governmental Entity” has the meaning set forth in Section 1.7(g).

“Governmental Order” means any statute, rule, regulation, order, decree, judgment, writ, injunction, stipulation or determination issued, promulgated or entered by any Governmental Entity of competent jurisdiction.

“Hazardous Material” has the meaning set forth in Section 3.9.

“HSR Act” has the meaning set forth in Section 1.7(e).

“HSR Clearance” has the meaning set forth in Section 1.7(e).

“Improvements” has the meaning set forth in Section 3.7(e).

“Indebtedness” means, with regard to any Person and without duplication, any liability or obligation or obligation, whether or not contingent, (a) in respect of borrowed money or evidenced by bonds, monies, debentures, loan agreements, or similar instruments or upon which interest payments are normally made; (b) for the payment of any deferred purchase price of any property, assets or services, but excluding trade payables to the extent included in Net Working Capital; (c) guaranties, direct or indirect, in any manner, of all or any part of any Indebtedness of any other Person; (d) all obligations under acceptance, standby letters of credit or similar facilities; (e) all obligations to purchase, redeem, retire, defease or otherwise make any payment in respect of any membership interests, shares of capital stock or other ownership or profit interest or any warrants, rights or options to acquire such membership interests, shares or such other ownership or profit interest, including any payments requested to be made by any Company to extinguish all grants made under the 2007 Option Plan and any other similar plan or grants pursuant to Section 6.18 (except to extent included in Company Transaction Expenses or current liabilities for the purposes of computing Net Working Capital); (f) all obligations as lessee or lessees under leases that are required to be recorded as capital leases in accordance with GAAP; (g) all payment obligations under any interest rate swap agreements or interest rate hedge agreements; (h) all accrued interest and prepayment penalties, premiums, costs or expenses related to the retirement of all obligations referred to in clauses (a) – (g); and (j) all obligations referred to in clauses (a) – (h) of a Third Party secured by any Lien on property or assets of such Person; provided, that in no event shall any Indebtedness between or among such Person and its Affiliates be considered “Indebtedness” for purposes of this Agreement if such indebtedness and all obligations related thereto are terminated and all Liens in connection therewith are released prior to the Effective Time.

“Indemnification Escrow Amount” has the meaning set forth in Section 1.2(b).

“Indemnity Escrow” has the meaning set forth in Section 1.5.

“Indemnity Escrow Agreement” has the meaning set forth in Section 1.5.

“Independent Contractors” has the meaning set forth in Section 3.11(a).

“Initial Purchase Price” has the meaning set forth in Section 1.4(a).

“Intangible Property” means rights in any Intellectual Property together with all goodwill associated therewith.

“Intellectual Property” means all call letters, trademarks, trade names, service marks, designs, business names, patents, inventions, trade secrets, know-how, processes, methods, techniques, Internet domain names, websites, web content, databases, software or applications (including user-applications, source code, executable code, systems, tools, data, firmware and related documentation), copyrights and other works of authorship, programs and programming material, jingles, slogans, logos, content, software (including source code, executable code, systems, tools, databases, firmware and related documentation), all rights of privacy and publicity, all applications, registrations and renewals relating to any of the foregoing, any other intellectual property rights or proprietary rights in or arising from any of the foregoing, and in all tangible embodiments of the foregoing, including all licenses, sublicenses and other rights granted and obtained with respect thereto, and rights thereunder, including rights to collect royalties, products and proceeds, rights to sue and bring other Claims and seek remedies against past, present and future infringements or misappropriations thereof or other conflicts therewith, rights to recover damages or lost profits in connection therewith, and other rights to recover damages (including attorneys’ fees and expenses) or lost profits in connection therewith, and otherwise to seek protection or enforcement of interests therein, and all other corresponding rights, under the laws of all jurisdictions, and whether arising by operations of law, contract, license or otherwise.

“Knowledge” (1) with respect to CCA, has the meaning set forth in Section 3.4(a); and (2) with respect to Buyers, has the meaning set forth in Section 4.4.

“Leased Real Property” has the meaning set forth in Section 3.7(b).

“Liability” means any and all debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable.

“Liens” means claims, liabilities, Taxes, security interests, liens, mortgages, deeds of trust, pledges, conditions, charges, claims, options, rights of first refusal, easements, proxies, voting trusts or agreements, transfer restrictions under any Contract or encumbrances of any kind or nature whatsoever.

“Material Contract” has the meaning set forth in Section 3.8(a).

“Material Adverse Effect” means any event, state of facts, circumstance, development, change, effect or occurrence (an “Effect”) that, individually or in the aggregate with any other Effect, has had or would reasonably be expected to have a materially adverse effect on the business, properties, assets, financial condition or results of operations of the Business, taken as a whole, or on the ability of the CCA Stockholders, in the aggregate, to perform their material obligations under this Agreement, other than any Effect arising out of or resulting from (a) any Effect affecting the economy of the United States generally, including changes in the United States or foreign credit, debt, capital or financial markets (including changes in interest or exchange rates) or the economy of any town, city, region or country in which the Stations conduct business, only to the extent that the Effect thereof is not disproportionately adverse to or on the Stations or the Business compared to similar businesses, (b) general changes or developments in the broadcast television industry to the extent that the Effect thereof is not disproportionately adverse to or on the Stations or the Business compared to similar businesses, (c) the execution and delivery of this Agreement, the announcement of this Agreement and the transactions contemplated hereby, the consummation of the transactions contemplated hereby, the compliance with the terms of this Agreement or the taking of any action required by this Agreement or consented to in writing by WK Buyer or Nexstar, (d) earthquakes, hurricanes, tornadoes, natural disasters or global, national or regional political conditions, including hostilities, military actions, political instability, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war existing or underway as of the date hereof (other than any of the foregoing that causes any damage or destruction to or renders unusable any assets that are material to the Business taken as a whole) to the extent that the Effect thereof is not disproportionately adverse to or on the Stations or the Business compared to similar businesses, (e) any failure, in and of itself, by CCA or any Station to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (it being understood that the facts or occurrences giving rise to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (f) any matter of which any Buyer is aware on the date hereof; (g) any Effect that results from any action taken at the express prior request of a Buyer or with a Buyer’s prior written consent; (h) any breach by Buyers of their obligations under this Agreement; or (i) changes in Applicable Law or generally accepted accounting principles or the interpretation thereof (including, for the avoidance of doubt, any change in any rule or policy and the issuance of any order, in any case, the effect of which is to restrict in any respect the ability accorded to Buyers under FCC rules and policies in effect as of the date of this Agreement to enter into and perform joint sales, shared services, and such other operational arrangements and agreements related to any Station).

“MVPDs” has the meaning set forth in Section 3.4(b).

“NDA” has the meaning set forth in Section 6.1.

“Net Working Capital” means (a) the current assets of the Companies on a consolidated basis, including cash and cash equivalents (other than any intercompany account balances among the Companies, any deferred tax assets or any Tax refund), less (b) the current Liabilities of the Companies on a consolidated basis (other than accrued interest on any Indebtedness (to the extent included in Closing Indebtedness), the current portion of any Indebtedness, any deferred tax liabilities and any intercompany account balances among the Companies and without duplication of any amounts included in Closing Indebtedness), including accrued benefit costs, in each case, calculated as of the Effective Time in accordance with Section 1.4(j).  For the avoidance of doubt, any accrued commissions and accrued bonuses earned but unpaid (whether or not due) by any of the Employees based on sales or other services performed by such Employees prior to the Closing and any accrued but unpaid vacation of such Employees prior to the Closing (to the extent included on the Financial Statements as a liability of the Companies) shall be included in the current Liabilities of the Companies on the Closing Date.  For the avoidance of doubt, for purposes of Net Working Capital, current liabilities shall not include any liability arising out of the obligations to provide COBRA coverage to the COBRA Beneficiaries after the Closing.

“Net Working Capital Target” means Ten Million Dollars ($10,000,000.00).

“Nexstar” has the meaning set forth in the Preamble.

“Nexstar/Mission APA” has the meaning set forth in Section 1.7(i).

“Nexstar/Mission Application” has the meaning set forth in Section 1.7(i).

“Nexstar Severance Policy” has the meaning set forth in Section 6.6(a).

“Objection Notice” has the meaning set forth in Section 1.4(b).

“Objection Period” has the meaning set forth in Section 1.4(b).

“Option Exercise Agreement” has the meaning set forth in the Recitals.

“Options” has the meaning set forth in the Recitals.

“Organizational Documents” means, with respect to any Person (other than an individual), the articles or certificate of incorporation, bylaws, certificate of limited partnership, partnership agreement, certificate of formation, limited liability company operating agreement, and all other organizational documents of such Person.

“Outside Date” has the meaning set forth in Section 11.1(d).

“Overlap Markets” has the meaning set forth in Section 1.7(h).

“Overlap Station Assets” has the meaning set forth in Section 1.7(h).

“Owned Real Property” means all Real Property owned by the Companies.

“Party” has the meaning set forth in the Preamble.

“Permits” has the meaning set forth in Section 3.13.

“Permitted Liens” means, collectively, (a) Liens for taxes, assessments and governmental charges not yet due and payable or that are being contested in good faith; (b) Liens arising under any zoning laws or ordinances which are not violated by the current use or occupancy of the Real Property or the operation of the Business thereon, other than any Liens resulting from any violation or non-compliance in any material respect with such zoning laws or ordinances by any Company; (c) any right reserved to any Governmental Entity to regulate the affected property (including restrictions stated in any permits); (d) in the case of any leased Asset, (i) the rights of any lessor under the applicable Contract or any Lien granted by any lessor or any Lien that the applicable Contract is subject to, (ii) any statutory Lien for amounts that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been created in accordance with GAAP and (iii) the rights of the grantor of any easement or any Lien granted by such grantor on such easement property, (e) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, material men and other Liens imposed by law arising or incurred in the ordinary course of business for amounts that are not yet due and payable or that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been created in accordance with GAAP that do not result from any breach, violation or default by any Company of any Contract or Applicable Law, (f) Liens created by or through Buyers or any of their Affiliates, (g) minor defects of title, easements, rights-of-way, restrictions and other Liens not materially interfering with the present use of any Real Property or any Station, (h) Liens that will be released prior to or as of the Closing Date, including, without limitation, all mortgages and security interests securing indebtedness of CCA or the White Knight Entities, (i) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, (j) Liens designated as Permitted Liens on Schedule 3.6, if any, and (k) with respect to any equity interest, any restrictions on transfer of such equity interest imposed by Federal or state securities laws.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, firm, association, trust or other legal entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Phase I Environment Assessment” has the meaning set forth in Section 6.11.

“Post-Closing Tax Period” means any Tax period beginning and ending after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or prior to the Closing Date.

“Present Fair Salable Value” has the meaning set forth in Section 4.7.

“Primary FCC Licenses” has the meaning set forth in Section 1.7(a).

“Project Adjustment” has the meaning set forth in Section 6.19.

“Project Budget” has the meaning set forth in Section 6.19.

“Pro Rata Portion” means, with regard to each CCA Stockholder, the percentage set forth in the column labeled “Pro Rata Portion” opposite such CCA Stockholder’s name on Annex E.

“Purchase Price” has the meaning set forth in Section 1.2(a).

“Real Property” means all of the real property interests of the Companies, including fee interests in Owned Real Property (together with the buildings and other improvements located thereon), leasehold interests in Leased Real Property, easements, licenses, rights to access, rights-of-way and other real property interests that are owned or leased by the Companies.

“Real Property Leases” has the meaning set forth in Section 3.7(b).

“Renewal Application” has the meaning set forth in Section 1.7(c).

“Required Consents” has the meaning set forth in Section 6.5.

“Securities Act” has the meaning set forth in Section 4.9.

“Sellers’ Representative” has the meaning set forth in the Preamble.

“Solvency” has the meaning set forth in Section 4.7.

“Solvent” has the meaning set forth in Section 4.7.

“Station(s)” has the meaning set forth in the Recitals.

“Straddle Period” means a Tax period commencing before the Closing Date and ending after the Closing Date.

“Stockholders’ Agreement” means that certain Stockholders’ Agreement, by and among Communications Corporation of America, SP ComCorp LLC, Highland Credit Strategies Fund, Highland Floating Rate Limited Liability Company, Highland Floating Rate Advantage Fund, and Highland Distressed Opportunities, Inc. and the Management Stockholders, dated as of October 4, 2007, as amended to date.

“Stock Options” means, with respect to any Person, securities of such Person convertible into or exercisable or exchangeable for shares of capital stock of, or other voting or equity interests in, such Person;  or options, warrants, put rights, preemptive rights, call rights, conversion or other rights, agreements, commitments, arrangements or understandings of any kind to acquire from such Person, or other obligation of such Person to issue, transfer or sell, any shares of capital stock or other voting or equity interests in such Person or securities convertible or exercisable or exchangeable for shares of capital stock of, or other voting or equity interests in, such Person.

“Surveys” has the meaning set forth in Section 6.10.

“Tangible Personal Property” means all of any Company’s equipment, transmitters, antennas, cables, towers, vehicles, furniture, fixtures, servers, traffic systems, graphic systems, audio boards, switchers, back-up generators, radar systems, microwaves, transponders, relays, motor vehicles, computers, computer hardware and peripherals, office equipment, production and news operation equipment, inventory, spare parts and other tangible personal property of every kind and description, except for any retirements or dispositions thereof made between the date hereof and Closing in accordance with Article 5.

“Tax” or “Taxes” means all federal, state, local or foreign income, excise, gross receipts, ad valorem, sales, use, employment, franchise, profits, gains, property, transfer, payroll, intangible or other taxes, value added, alternative or add-on minimum, estimated, unclaimed property fees, stamp taxes, duties, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding) imposed by a Governmental Entity, together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax authority with respect thereto.

“Tax Proceeding” has the meaning set forth in Section 6.14(j)(i).

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) filed or required to be filed with a Tax authority relating to Taxes.

“Third Party Buyer” has the meaning set forth in Section 1.7(h).

“Third Party Claim” has the meaning set forth in Section 10.3(a).

“Third Party Transaction” has the meaning set forth in Section 1.7(h).

“Title Commitments” has the meaning set forth in Section 6.10.

“Transfer Taxes” means all sales, use, real property transfer, stock transfer, recording or other similar governmental Taxes, fees and charges applicable to the transfer of the CCA Shares and WK Shares under this Agreement.

“Transaction Documents” means this Agreement, the Buyer Ancillary Agreements, the CCA Ancillary Agreements, CCA Stockholder Ancillary Agreements, the Option Exercise Agreements and any document, certificate or agreement delivered pursuant thereto to the extent applicable.

“Transaction Proceeds” means aggregate amount paid to all the CCA Stockholders hereunder, as it may change from time to time.

“Transactions” has the meaning set forth in the Recitals.

“Unclaimed Escrow Amount” means, as of any date of determination, an amount equal to (a) the amount then remaining in the Indemnity Escrow, minus (b) the good faith estimate of any outstanding and unpaid indemnification Claim pursuant to Section 11.2.2 (whether disputed or undisputed).

“Unwind Agreement” means the unwind agreement relating to the transactions contemplated hereby in the form of Exhibit B attached hereto.

“VCP” has the meaning set for in Section 6.20(b).

“VFCP” has the meaning set for in Section 6.20(b).

“WARN” has the meaning set forth in Section 3.11(c).

“White Knight” has the meaning set forth in the Recitals.

“White Knight Entity” has the meaning set forth in the Recitals.

“White Knight Entities” has the meaning set forth in the Recitals.

“WK Buyer” has the meaning set forth in the Preamble.

“WK Exercise Price” has the meaning set forth in Section 1.2(a).

“WK FCC Applications” has the meaning set forth in Section 1.7.

“WK Management Services Agreements” means the Management Services Agreement, dated as of October 4, 2007, by and between Malara Enterprises, LLC and Knight Broadcasting of Baton Rouge, Inc., the Management Services Agreement, dated as of October 4, 2007, by and between Malara Enterprises, LLC and White Knight Broadcasting of Longview, Inc. and the Management Services Agreement, dated as of October 4, 2007, by and between Malara Enterprises, LLC and White Knight Broadcasting of Shreveport, Inc.

“WK Seller” has the meaning set forth in the Recitals.

“WK Shares” has the meaning set forth in the Recitals.

“WK Station(s)” has the meaning set forth in the Recitals.

13.15                      Mutual Non-Recourse

.

(a) No past, present or future director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney or representative of any CCA Stockholder, Sellers’ Representative or any of their respective Affiliates shall have any liability for any obligations or liabilities of any CCA Stockholder or Sellers’ Representative under this Agreement or for any Claim (whether in contract or tort, in law or in equity, or based upon any theory that seeks to “pierce the corporate veil” or impose liability of an entity against its owners or Affiliates or otherwise), liability or any other obligation arising under, based on, in respect of, in connection with, or by reason of, this Agreement or the transactions contemplated hereby, including its negotiation and/or execution.

(b) No past, present or future director, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney or representative of any Buyer or any of their Affiliates shall have any liability for any obligations or liabilities of such Buyer that is not a party to this Agreement or for any Claim (whether in contract or tort, in law or in equity, or based upon any theory that seeks to “pierce the corporate veil” or impose liability of an entity against their owners or Affiliates or otherwise), liability or any other obligation arising under, based on, in respect of, in connection with, or by reason of, this Agreement or the transactions contemplated hereby, including their negotiation and/or execution.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date set forth above.

CCA:

COMMUNICATIONS CORPORATION OF AMERICA

By:  ________________________________
Name:
Title:

THE CCA STOCKHOLDERS:

SP COMCORP LLC

By:  ________________________________
Name:
Title:

HIGHLAND FLOATING RATE OPPORTUNITIES FUND

By:  ________________________________
Name:
Title:

NEXPOINT CREDIT STRATEGIES FUND

By:  ________________________________
Name:
Title:

NEXSTAR:

NEXSTAR BROADCASTING, INC.

___________________________________
Name:
Title:

WK BUYER:

MISSION BROADCASTING, INC.

By:  ________________________________
Name:
Title:

SELLERS’ REPRESENTATIVE:

SP COMCORP LLC

By:  ________________________________
Name:
Title:

Annex A

CCA Entities

CCA Entity	Record and Beneficial Owner	Shares or Equity Interest Owned
Communications Corporation of America	See Schedule 1.1	See Schedule 1.1
ComCorp Broadcasting, Inc.	Communications Corporation of America	10,000 Shares Common Stock
ComCorp of Baton Rouge, Inc.	ComCorp Broadcasting, Inc.	500 Shares Common Stock
ComCorp of Baton Rouge License Corp.	ComCorp of Baton Rouge, Inc.	500 Shares Common Stock
ComCorp WB Baton Rouge, Inc.	ComCorp of Baton Rouge, Inc.	500 Shares Common Stock
ComCorp of Bryan, Inc.	ComCorp Broadcasting, Inc.	500 Shares Common Stock
ComCorp of Bryan License Corp.	ComCorp of Bryan, Inc.	500 Shares Common Stock
ComCorp of El Paso, Inc.	ComCorp Broadcasting, Inc.	500 Shares Common Stock
ComCorp of El Paso License Corp.	ComCorp of El Paso, Inc.	100 Shares Common Stock
ComCorp of Indiana, Inc.	ComCorp Broadcasting, Inc.	500 Shares Common Stock
ComCorp of Indiana License Corp.	ComCorp of Indiana, Inc.	500 Shares Common Stock
ComCorp of Louisiana, Inc.	ComCorp Broadcasting, Inc.	100 Shares Common Stock
ComCorp of Louisiana License Corp.	ComCorp of Louisiana, Inc.	1 Share Common Stock
ComCorp of Texas, Inc.	ComCorp Broadcasting, Inc.	500 Shares Common Stock
ComCorp of Texas License Corp.	ComCorp of Texas, Inc.	500 Shares Common Stock
ComCorp of Tyler, Inc.	ComCorp Broadcasting, Inc.	100 Shares Common Stock
ComCorp of Tyler License Corp.	ComCorp of Tyler, Inc.	100 Shares Common Stock
ComCorp Productions, L.L.C.	ComCorp of Baton Rouge. Inc.	100% Membership Interest
Comcorp of Alexandria, Inc.	ComCorp Broadcasting, Inc.	1 Share Common Stock
ComCorp of Alexandria License Corp.	Comcorp of Alexandria, Inc.	1 Share Common Stock

Annex B

CCA Stations

The following stations are licensed to subsidiaries of CCA:

KMSS-TV, Shreveport, LA

Call Sign	Licensee
KMSS-TV, Shreveport, LA (Facility ID 12525)	ComCorp of Texas License Corp.

KVEO-TV, Brownsville, TX

Call Sign	Licensee
KVEO-TV, Brownsville, TX (Facility ID 12523)	ComCorp of Texas License Corp.

KYLE-TV, Bryan, TX

Call Sign	Licensee
KYLE-TV, Bryan, TX (Facility ID 60384)	ComCorp of Bryan License Corp.

KWKT-TV, Waco, TX

Call Sign	Licensee
KWKT-TV, Waco, TX (Facility ID 12522)	ComCorp of Texas License Corp.

WGMB-TV, Baton Rouge, LA

Call Sign	Licensee
WGMB-TV, Baton Rouge, LA (Facility ID 12520)	ComCorp of Baton Rouge License Corp.
WBRL-CD, Baton Rouge, LA (Facility ID 24976)	ComCorp of Baton Rouge License Corp.

KTSM-TV, El Paso, TX

Call Sign	Licensee
KTSM-TV, El Paso, TX (Facility ID 67760)	ComCorp of El Paso License Corp.

WEVV-TV, Evansville, IN

Call Sign	Licensee
WEVV-TV, Evansville, IN (Facility ID 72041)	ComCorp of Indiana License Corp.
W47EE-D, Evansville, IN (Facility ID 188022)	ComCorp of Indiana License Corp.
W39DS-D, Evansville, IN (Facility ID 188023)	ComCorp of Indiana License Corp.

KETK-TV, Jacksonville, TX

Call Sign	Licensee
KETK-TV, Jacksonville, TX (Facility ID 55643)	ComCorp of Tyler License Corp.

KADN-TV, Lafayette, LA

Call Sign	Licensee
KADN-TV, Lafayette, LA (Facility ID 33261)	ComCorp of Louisiana License Corp.
KLAF-LD, Lafayette, LA (Facility ID 16535)	ComCorp of Louisiana License Corp.

KPEJ-TV, Odessa, TX

Call Sign	Licensee
KPEJ-TV, Odessa, TX (Facility ID 12524)	ComCorp of Texas License Corp.

WNTZ-TV, Natchez, MS

Call Sign	Licensee
WNTZ-TV, Natchez, MS (Facility ID 16539)	ComCorp of Alexandria License Corp.
K47DW-D, Alexandria, LA (Facility ID 10405)	ComCorp of Alexandria License Corp.
K51FO-D, Leesville, LA (Facility ID 16540)	ComCorp of Alexandria License Corp.

Annex C

White Knight Entities

White Knight Entity	Record and Beneficial Owner	Shares or Equity Interest Owned
White Knight Holdings, Inc.	Malara Enterprises LLC	1,000 Shares Common Stock
White Knight Broadcasting, Inc.	White Knight Holdings, Inc.	1 Share Common Stock
Knight Broadcasting of Baton Rouge, Inc.	White Knight Broadcasting, Inc.	1 Share Common Stock
Knight Broadcasting of Baton Rouge License Corp.	Knight Broadcasting of Baton Rouge, Inc.	1 Share Common Stock
Warwick Communications, Inc.	White Knight Broadcasting of Longview, Inc.	485,100 Shares Preferred Stock 9,900 Shares Common Stock
White Knight Broadcasting of Shreveport, Inc.	White Knight Broadcasting, Inc.	1 Share Common Stock
White Knight Broadcasting of Shreveport License Corp.	White Knight Broadcasting of Shreveport, Inc.	1 Share Common Stock
White Knight Broadcasting of Longview, Inc.	White Knight Broadcasting, Inc.	1 Share Common Stock

Annex D

WK Stations

The following stations are licensed to subsidiaries of White Knight and are not under the control of CCA:

KSHV-TV, Shreveport, LA

Call Sign	Licensee
KSHV-TV, Shreveport, LA (Facility ID 73706)	White Knight Broadcasting of Shreveport License Corp.

WVLA-TV, Baton Rouge, LA

Call Sign	Licensee
WVLA-TV, Baton Rouge, LA (Facility ID 70021)	Knight Broadcasting of Baton Rouge License Corp.
KZUP-CD, Baton Rouge, LA (Facility ID 24975)	Knight Broadcasting of Baton Rouge License Corp.

KFXK-TV, Longview, TX

Call Sign	Licensee
KFXK-TV, Longview, TX (Facility ID 70917)	Warwick Communications, Inc.
KFXL-LD, Lufkin, TX (Facility ID 70918)	Warwick Communications, Inc.
KLPN-LD, Longview, TX (Facility ID 8097)	Warwick Communications, Inc.
KTPN-LD, Tyler, TX (Facility ID 8098)	Warwick Communications, Inc.

Annex E

Stockholder	No. of Shares	Pro Rata Portion
SP ComCorp LLC	7,684,658	76.85%
NexPoint Credit Strategies Fund	2,010,616	20.11%
Highland Floating Rate Opportunities Fund	304,726	3.05%

SP ComCorp LLC
c/o Silver Point Capital, L.P.
2 Greenwich Plaza, 1st Floor
Greenwich, CT 06830
Attention:  General Counsel
Facsimile:  (203) 542-4308

Highland Capital Management
300 Crescent Court, Suite 700
Dallas, TX 75201

Schedule 1.1

CCA Shares

Stockholder	No. of Shares
SP ComCorp LLC	7,684,658
NexPoint Credit Strategies Fund	2,010,616
Highland Floating Rate Opportunities Fund	304,726